Filed pursuant to Rule 424(b)(1)

Registration No. 333-134317

700,000 Shares

BEVERLY NATIONAL CORPORATION

Common Stock

We are Beverly National Corporation, a bank holding company headquartered in Beverly, Massachusetts. We are offering 700,000 shares of our common stock. Our common stock is traded on the American Stock Exchange (“AMEX”) under the symbol “BNV”. On July 12, 2006, the closing price of our common stock was $22.50 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 10.

	Per Share	Total

Price to public	$22.00	$15,400,000
Underwriting discounts and commissions (1)	$0.96	$670,718
Proceeds to us (2)	$21.04	$14,729,282

(1)	Based on a weighted average of the underwriter’s discounts and commissions.
(2)	This amount represents the total proceeds to us before deducting legal, accounting, printing and other offering expenses payable by us, which are estimated at $420,800. The underwriting discount is $1.21 per share, except with respect to 200,320 of the shares offered hereby that our existing shareholders and employees have indicated they intend to purchase. The underwriting discount for these shares is $0.33 per share.

The underwriter may also purchase up to 105,000 additional shares from us at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities offered hereby are not savings accounts, deposits or other debt obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”), or any governmental agency or otherwise.

The underwriter expects to deliver the shares against payment in New York, New York on or about July 18, 2006, subject to customary closing conditions.

The date of this prospectus is July 12, 2006.

You should rely only on the information contained in this prospectus. We and the underwriter have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriter are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Summary

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections and our consolidated financial statements and the related notes, and other information appearing elsewhere in this prospectus before you decide to invest in our common stock. In this prospectus, unless the context suggests otherwise, references to the “Company”, “we”, “us” and “our” mean Beverly National Corporation, including its subsidiaries, while references to the “Bank” mean Beverly National Bank. Unless otherwise indicated, the information in this prospectus assumes no exercise by the underwriter of the over-allotment option.

Beverly National Corporation

We are a Massachusetts corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended. We have one banking subsidiary, the Bank. On a consolidated basis at March 31, 2006, we had total assets of $424.0 million, net loans of $282.2 million, deposits of $340.7 million, and total stockholders’ equity of $28.7 million.

We were incorporated in 1984 and became the bank holding company for the Bank in 1985. The Bank is believed to be among the oldest banks operating in the United States. The Bank became a national banking association on March 16, 1865. From 1802 until the creation of a national banking system in 1865, the Bank operated as a state chartered bank.

We provide a broad array of consumer and commercial banking services to individuals and to small and mid-size businesses through seven full-service and two limited service branch locations in and around Essex County, Massachusetts. All of our full service branch locations are open six days a week and have automatic teller machines (“ATMs”) machines, with six locations maintaining “drive-through” facilities. Our limited service branches operate under reduced hours and lack the “drive-through” infrastructure.

During the past three years, we have made significant investments in our banking platform to enhance the long-term growth prospects of the Company. In order to implement our strategic plan, our Board of Directors hired Donat A. Fournier in July 2002 to serve as our President and Chief Executive Officer. Under his leadership, we restructured our management team, developed and implemented a growth-oriented business plan, and embarked upon a series of management initiatives designed to enhance the overall long-term profitability of the Company. As part of this plan, we have upgraded certain operational capabilities and business controls designed to monitor and identify underlying costs and assembled a new management team comprised of banking professionals who have significant experience in our primary market area and expertise in commercial, consumer and residential lending, along with retail operations.

As a result of our renewed focus of allocating resources to our income producing core lines of business, we have experienced strong asset growth primarily in our commercial loans over the last three years. We have also expanded our market presence by opening a new branch in Danvers, Massachusetts in 2004 and through the hiring of experienced loan originators. Stable economic conditions in our market area and our success in responding to new business opportunities have also enhanced our growth prospects.

We have focused our strong asset growth on our commercial and small business lending market, which has resulted in a larger portion of our loan portfolio being comprised of commercial real estate, residential construction, small business and home equity loans. Concurrently, we have maintained strong underwriting guidelines, which enhanced our risk management practices as they relate to loan originations.

Market Area

We consider our current primary market area to be Essex County, Massachusetts. However, as we continue to expand our franchise, our market area will encompass the greater North Shore Region, which we define as Essex and Northern Middlesex counties in Massachusetts along with Southeastern New Hampshire. We believe that our current market area, as well as the greater North Shore Region, contains a significant number of small to mid-size businesses looking for a locally-based commercial bank that can offer an array of financial products and services that are not available at a typical community bank. The traditional banking relationships for many of these businesses have been displaced as a result of bank mergers in the area. Given our broad product offering, focus on customer service and local management, we believe that our organization can better serve the growing needs of both new and existing customers in our current and expanding market areas.

Our current market has attractive demographics in terms of median household income. Environmental Systems Research Institute, a leading provider of demographic data, reports that 2005 median household income in the communities served by the Bank, as indicated in the table below, substantially exceeds that of the United States, which was $49,747.

Area	2005 Median Household Income
Beverly, MA	$69,296
Danvers, MA	$75,114
Manchester, MA	$100,389
South Hamilton, MA	$93,315
Topsfield, MA	$123,017
Essex County	$65,858
Massachusetts	$63,171

Source: Environmental Systems Research Institute

Environmental Systems Research Institute has projected median household income growth of 26.3% in Essex County between 2005 and 2010, compared to 17.4% on an aggregate basis for the United States and 24.4% for all of Massachusetts. With branches located in the towns of Beverly, Danvers, Manchester, South Hamilton and Topsfield in Essex County, Massachusetts, we operate in some of the most attractive markets in the North Shore Region. The strong concentration of wealth, coupled with the projected median household income growth of the Company’s current market area, should provide significant banking and lending opportunities for us to meet our strategic objectives. One of our goals is to leverage our brand recognition and further enhance the franchise by expanding into higher growth communities within our core Essex County marketplace.

We believe there is ample opportunity for us to increase our share of deposits within Essex County. As of June 30, 2005, the Bank held 2.5% of the deposits in Essex County. Of the 254 banking offices located within Essex County, having $14.9 billion in deposits, Eastern Bank, Sovereign, Bank of America and TD Banknorth accounted for 48.5% of the market. In addition, Citizens Bank, Danvers Bank and Salem Five accounted for another 17.3% of the market.

Business Plan Initiatives and Strategy

Since August 2002, our new management team has focused on executing our business plan and has made significant investments in infrastructure and acquiring experienced lending personnel in order to enhance our long-term profitability. Our overall strategy is to continue the expansion of our banking franchise to become the leading independent bank in the North Shore Region and to improve our overall efficiency and profitability by:

•	Taking advantage of opportunities created by the wealth characteristics and business activity in the North Shore Region;

•	Capitalizing on the consolidation of banking institutions within the North Shore Region to attract dislocated customers, acquire new branch locations and recruit experienced banking officers, directors and employees;

•	Focusing on local management and a commitment to the local community in each of our market areas; and

•	Attracting new customers in the markets we serve by providing personalized service in an efficient manner, together with a full range of high quality financial services and products.

Expanding Our Banking Franchise. We operate in what we believe to be a highly attractive market with strong income characteristics. Our strategy is to position ourselves as the leading independent community bank in the North Shore Region. In September 2004, we opened our first de novo branch since hiring Mr. Fournier, consisting of a full service branch in Danvers, Massachusetts. With $13 million in total deposits and only $3 million in certificates of deposit after approximately a year and a half of operation, we expect the Danvers branch to contribute to our profitability in the near term. Our goal is to establish between three and five additional branches in the most attractive communities within the North Shore Region over the next three to five years. We hope to achieve growth and profitability results with respect to the branch locations that we open over the next three to five years that are comparable to those of our Danvers branch. Our estimated investment to open a full service branch office runs between $500,000 and $1.6 million, depending primarily on whether it is a leased or owned facility. Leased facilities generally require an investment of $250,000 to $500,000, whereas an owned facility requires an investment of approximately $750,000, plus the cost of the land. To meet the demands of an expanding customer base in North Beverly, the Bank has received all necessary approvals to completely renovate our North Beverly branch and during 2006 we will add an additional 830 square feet of retail space with expanded drive-up window and ATM delivery channels. To accomplish our branch expansion strategy, we plan to:

•	Focus our expansion efforts on adjacent population and business centers in the North Shore Region, which will enable us to expand our franchise without significant brand deterioration.

•	Implement a branch expansion strategy that focuses on establishing new branches through the most cost effective alternatives available to us. Although our de novo expansion plan calls for modest growth in full service branch locations, we would consider more rapid expansion if economically sound and suitable acquisitions or branching opportunities should present themselves or otherwise be available to or identified by us.

•	Purchase or lease parcels of land that we will develop for full service branches. Our decision to pursue this alternative will be predicated upon the site location, the cost to acquire the site, and the absence of an existing branch that can be renovated and reopened. Currently, we lease most of our branch facilities. Given the increases in real estate values throughout our market areas and the long lead time to develop a branch facility, we expect to lease most of our new branch facilities as we continue to expand our franchise.

Growing our Loan Portfolio and Deposits. In order to grow our loans and our deposits, we are undertaking the following initiatives:

•	We are empowering our Branch Managers to take a more active role in the growth of our retail operations. We are committed to implementing a more sales oriented culture through the alignment of our incentive compensation structure with defined revenue growth and business development objectives.

One major objective is to leverage our customer relationships in trust and wealth management services. As of March 31, 2006, we had $233 million in assets under management and $288 million in total assets in our custody. Given the wealth characteristics in our markets, we are developing specialized mortgage and consumer loan products to further enhance our business opportunities with our asset management clients.

•	We have enhanced our overall lending capabilities through a series of management initiatives to hire experienced lenders and strengthen our underwriting, credit analysis and automation processes. As a result, our net loans have increased from $174.4 million at December 31, 2003 to $282.2 million at March 31, 2006, or 27.5% on an annualized basis.

We recently expanded our commercial loan team to six lending officers, each with more than 15 years of operating experience in our market area. In an effort to improve our operating efficiency and maximize the deposit relationships of our commercial clients, we recently transferred management responsibility for commercial deposit relationships to our Chief Lending Officer and introduced a series of cash management services. We believe that these initiatives, coupled with recent improvements in the underwriting and credit administration/oversight process, will enable us to continue to leverage our resources as we grow our commercial loan portfolio.

Leveraging Our Infrastructure. We have made significant investments in our infrastructure consisting of our operating systems and personnel which are designed to accommodate our long-term growth and profitability initiatives. As we grow into our infrastructure, we expect to more effectively leverage our resources while controlling our expenses and maintaining a disciplined approach to control our funding costs.

Maintaining Our Low Cost of Funds. We are committed to maintaining our low cost of funds and improving the composition of our deposit base by aggressively seeking core deposits. We have introduced a variety of deposit products designed to attract core deposits. These deposit products provide attractive features and benefits to our customers while encouraging multiple account relationships. We are having our lenders and relationship managers seek non-interest bearing deposits from new and existing lending customers. The growth of our core deposits should help us to achieve a lower overall cost of funds and should have a positive impact on our net interest income.

Continuing Our Customer Orientation and Local Management. Our business strategy is based on our assessment that customers prefer to conduct business with a bank that is managed by experienced local bankers. Therefore, our lenders and relationship managers tend to be responsive to the needs of our customers by providing them with prompt decisions and a high level of personal service.

As part of our customer focus, we provide a full array of financial services and products through the Bank or arrangements with third-party vendors, including:

•	real estate, commercial and consumer loans;

•	electronic transfer services, internet banking and bill paying services;

•	deposit services;

•	investments; and

•	ATMs, debit cards, credit cards and merchant services.

Our Management

We have assembled a senior management team that has significant banking experience in the North Shore Region. Our management team is comprised of:

•	Donat A. Fournier—President and Chief Executive Officer

•	Michael O. Gilles—Executive Vice President and Chief Financial Officer

•	John R. Putney—Executive Vice President / Senior Loan Officer

•	John L. Good, III—Executive Vice President / Consumer Banking

•	James E. Rich, Jr.—Senior Vice President / Senior Trust Officer

•	Paul J. Germano,—Senior Vice President / Chief Operations Officer

•	Lorraine Mitchell—Senior Vice President / Chief Risk Officer

Each of these officers has extensive experience in banking and is familiar with our local markets and competition.

About Us

Our principal executive offices are located at 240 Cabot Street, Beverly, MA, 01915-4588, and our telephone number is (978) 922-2100. The website for the Company and the Bank is “www.beverlynational.com.” The information contained on our web site is not part of this prospectus.

The Offering

Common stock offered	700,000 Shares(1)

Common stock to be outstanding immediately after the offering	2,593,523 Shares(2)

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $14,308,482 and $16,491,432, if the over-allotment option is exercised by the underwriter. We anticipate initially contributing a minimum of $12,000,000 in additional capital to the Bank to assist in funding its growth and expansion plans. The Bank will immediately use these proceeds to pay down short-term advances at the Federal Home Loan Bank, and then to fund future loan growth and for general corporate purposes, including de novo branching and possible acquisitions of financial institutions. The Company will invest the remaining funds in short-duration investment securities to provide flexibility in case acquisition or expansion opportunities present themselves or additional capital needs at the Bank arise. There are currently no agreements or understandings with respect to potential acquisitions of other financial institutions.

Dividend policy

Our policy has been to pay dividends out of funds in excess of the needs of our business. We have declared cash dividends to our shareholders on a quarterly basis at a rate of $0.20 per share in each quarter of 2004 and 2005 and we have declared two dividends of $0.20 per share in 2006 payable in the first and second quarters of this year. See “Trading History and Dividend Policy” for more information.

American Stock Exchange symbol	Our common stock is traded on AMEX under the symbol “BNV”.

Preemptive rights

Our Restated Articles of Organization provide that the holders of our common stock have preemptive rights entitling them to purchase new issues of common stock in proportion to their stockholdings under such terms and conditions as our Board of Directors may determine to be fair and reasonable. Consequently, holders of our common stock on June 2, 2006 (the “Record Date”) will have preemptive rights with respect to the shares of common stock to be issued in this offering. Holders of our common stock on the Record Date will have the right to purchase all shares of common stock which may be issued in this offering (which includes shares of common stock which are issued in

(1)	The number of shares of our common stock offered assumes that the underwriter’s over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 105,000 shares.
(2)	The number of shares of our common stock outstanding after this offering is based on 1,893,523 of shares outstanding on June 2, 2006 and excludes 90,010 shares of common stock issuable upon the exercise of stock options outstanding at June 2, 2006.

connection with any exercise by the underwriter of its over-allotment option). Each of our shareholders is entitled to purchase, in the offering, a number of shares of common stock equal to the product of (i) the total number of shares of common stock sold in this offering, including the maximum number of shares that may be sold upon the exercise of the underwriter’s over-allotment option, and (ii) the quotient of (A) the number of shares of common stock owned by such shareholder as of the Record Date, divided by (B) 1,893,523, the total number of shares of common stock issued and outstanding as of the Record Date, rounded up to the nearest whole share. Assuming that 805,000 shares of common stock, including 105,000 shares upon the exercise of the over-allotment option, are sold in this offering, each shareholder will be entitled to purchase one share of common stock for each 2.3522 shares of common stock held on the Record Date, rounded up to the nearest whole share. Orders by our existing shareholders will be given priority. To the extent our existing shareholders do not purchase the entire offering of shares of common stock (including the shares subject to the over-allotment option), the remaining shares will be available for sale to the general public. Each shareholder must make its own decision whether to exercise its preemptive rights based on its own evaluation of its financial situation and our offer. Neither our Board of Directors nor the underwriter makes any recommendation to any shareholder regarding the exercise of its preemptive rights or the purchase of shares of our common stock. Shareholders may experience substantial dilution of their percentage of equity ownership interest and voting power in us if they do not exercise their preemptive rights.

Purchase intentions of directors and officers

Our directors and executive officers as a group (14 persons) have indicated their intention to purchase, in the aggregate, approximately $850,000 of our common stock. These indications of intent are based upon each director’s and officer’s evaluation of his or her own financial and other circumstances. Upon their acquisition of these shares, the directors and executive officers, as a group, will own beneficially 162,400 shares, or 6.3% of our outstanding common stock after completion of this offering (assuming no exercise by the underwriter of its over-allotment option). In addition, the Beverly National Corporation Employee Stock Ownership Plan has indicated its intention to purchase approximately $120,000 of our common stock.

Risk Factors

See “Risk Factors” beginning on page 10 for a description of material risks related to an investment in our common stock.

Condensed Summary Selected Consolidated Financial and Other Data

We have derived the summary selected consolidated financial and other data for the years ended December 31, 2005, 2004 and 2003 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary selected consolidated financial and other data for the years ended December 31, 2002 and 2001 from our audited consolidated financial statements that are not included in this prospectus. We have derived the summary selected consolidated financial and other data for the quarters ended March 31, 2006 and 2005 from our unaudited consolidated interim financial statements included elsewhere in this prospectus, which include, in the opinion of management, all adjustments that management considers necessary for a fair presentation of the financial information set forth in those statements. All such adjustments are of a normal recurring nature. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of results that may be expected for the year ended December 31, 2006. You should read the selected consolidated financial information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes related to those financial statements included elsewhere in this prospectus.

	Three months ended March 31,		At and For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)
EARNINGS DATA:
Interest and dividend income	$5,471	$4,560	$19,292	$15,928	$14,870	$16,796	$18,286
Interest expense	1,654	833	4,416	2,594	2,824	4,336	6,131

Net interest and dividend income	3,817	3,727	14,876	13,334	12,046	12,460	12,155

Provision for loan losses	140	140	585	560	120	304	135

Noninterest income	1,057	957	4,192	4,291	3,702	3,936	3,182
Noninterest expense	3,659	3,641	15,090	13,458	12,135	12,376	11,070

Income before income taxes	1,075	903	3,393	3,607	3,493	3,716	4,132
Income taxes	337	268	1,000	1,107	1,316	1,334	1,574

Net income	$738	$635	$2,393	$2,500	$2,177	$2,382	$2,558

PER SHARE DATA(1):
Net income—basic	$0.39	$0.34	$1.28	$1.35	$1.20	$1.35	$1.49
Net income—diluted	0.38	0.33	1.24	1.30	1.14	1.28	1.39
Cash dividends	0.40	0.20	0.80	0.80	0.80	0.83	0.72
Book value (at end of period)	$15.16	$15.25	$15.25	$15.05	$14.32	$14.24	$14.03
Weighted average shares:
Basic	1,890,552	1,866,991	1,873,280	1,846,249	1,813,206	1,757,687	1,714,090
Diluted	1,941,543	1,931,632	1,932,830	1,926,388	1,903,354	1,859,830	1,837,891
BALANCE SHEET DATA:
Total assets	$424,026	$387,582	$412,512	$378,125	$347,175	$310,528	$310,329
Loans(2)	284,854	244,645	269,770	236,811	176,593	193,398	179,954
Allowance for loan losses	2,652	2,328	2,514	2,181	2,183	2,013	1,996

Loans, net of allowance(2)	282,202	242,317	267,256	234,630	174,410	191,385	177,958
Investments(3)	113,010	114,251	115,303	116,844	139,968	56,858	77,896
Deposits	340,745	345,553	345,812	337,135	308,265	281,207	284,098
Stockholders’ equity	$28,692	$27,976	$28,721	$28,012	$26,242	$25,433	$23,562

	Three months ended March 31,		At and For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)

FINANCIAL RATIOS:
Return on average assets	0.71%	0.65%	0.61%	0.68%	0.67%	0.79%	0.94%
Return on average equity	10.25	9.08	8.48	9.32	8.52	9.78	10.94
Net interest margin	4.06	4.30	4.10	4.00	4.15	4.60	4.97
Net interest spread	4.04	4.29	4.09	3.99	4.15	4.18	4.22

CONSOLIDATED CAPITAL RATIOS:
Tier 1 leverage capital to average assets	7.09%	6.98%	6.84%	7.31%	7.78%	7.87%	8.59%
Tier 1 capital to risk weighted assets	9.89	10.98	10.31	11.34	13.87	12.74	13.24
Total capital to risk weighted assets	10.77	11.93	11.19	12.24	15.02	13.79	14.36

ASSET QUALITY RATIOS:
Non-performing loans to total loans(4)	0.01%	0.10%	—%	0.20%	0.57%	0.30%	0.19%
Non-performing assets to total assets(5)	—	—	—	0.14	0.29	0.19	0.11
Net (charge-offs) recoveries to average loans	—	—	(0.10)	(0.27)	0.03	(0.15)	(0.03)

Allowance for loan losses as a percentage of:
Non-performing loans	13,260%	954.10%	125,700%	412.29%	216.78%	350.09%	592.28%
Total loans end of period	0.93	0.95	0.93	0.92	1.24	1.04	1.11

(1)	Per share information has been adjusted to reflect the June 2002 5% stock dividend.
(2)	Excludes mortgages held for sale which amounted to $0, $286,000, $0, $447,000, $0, $1.6 million and $2.0 million at March 31, 2006 and 2005 and December 31, 2005, 2004, 2003, 2002 and 2001, respectively.
(3)	Includes available-for-sale securities, held-to-maturity securities and stock in the Federal Reserve Bank and the Federal Home Loan Bank of Boston.
(4)	Non-performing loans are defined as nonaccrual loans and loans that are past due 90 days or more but still accruing interest.
(5)	Non-performing assets are defined as non-performing loans and other real estate owned.

Risk Factors

Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should understand and carefully consider the risks below, as well as all of the other information contained in this prospectus and our financial statements and the related notes included elsewhere in this prospectus. Any of these risks could have a material adverse effect on our business, financial condition, results of operations and the trading price of our common stock, and you may lose all or part of your investment.

The shares of common stock offered through this prospectus are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the FDIC or any other governmental agency.

Risks Related to our Business

We may not be able to successfully implement our plans for growth, which could adversely affect our future operations.

We have grown substantially, from $310.5 million in total assets and $281.2 million in total deposits at December 31, 2002, to $424.0 million in total assets and $340.7 million in total deposits at March 31, 2006, respectively. We expect to continue to grow our assets, the number of our customers, and the scale of our operations generally, including our expectation that we will open additional branch locations. Our future success will depend in part on our continued ability to manage our growth. We can give no assurance that we will be able to sustain or successfully manage growth.

Our business strategy involves, among other things, continued growth of our assets and loan portfolio; the opening of new branches to increase our retail presence in our market area; the recruitment of experienced commercial bankers and other key employees; the increase of our customer base; and the effective leveraging of our capital, each with the objective of growing our business. We intend to use the funds received in this offering to help us achieve this objective. Our ability to continue to grow depends, in part, upon our ability to identify favorable loan and investment opportunities, open new branch locations and successfully attract deposits to existing and new branches. There can be no assurance that our management will be able to effectively deploy the funds received in this offering to implement our business strategy, and we may encounter unanticipated obstacles in implementing our strategy. If we are unable to expand our business, as we anticipate, we may be unable to realize any benefit from the investments we have made to support our future growth. If this occurs, we may not be able to achieve or maintain profitability.

We may have difficulty managing our growth, which may divert resources and limit our ability to successfully expand our operations.

We believe that we have built our management team and personnel, and established an infrastructure, to support our future growth. Our future success will depend on the ability of our officers and key employees to continue to implement and improve our operational, financial and management controls and processes, reporting systems and procedures, and to manage a growing number of client relationships. We may not be able to successfully implement improvements to our management information and control systems and control procedures and processes in an efficient or timely manner and may discover deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in expected loan volume and the infrastructure that comes with new branches. Thus, we cannot assure you that our growth strategy will not place a strain on our administrative and operational infrastructure.

If we are unable to manage future expansion in our operations, we may experience compliance and operational problems, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth, any one of which could adversely affect our business.

Branch expansion plans would require significant expenditures.

As part of our growth strategy, management intends to add additional retail branch locations in attractive markets within the Bank’s primary market area. The Bank operates in Northern Essex county where the cost of real estate and commercial properties are among the more expensive in Massachusetts. Future expansion to establish these locations will require additional investments in facilities, people and equipment. The initial phase of such branch expansion will increase the operating expenses of the Bank.

We have a high concentration of loans secured by real estate and a downturn in the real estate market, for any reason, could hurt our business and our prospects.

At March 31, 2006, 80.1% of our net loan portfolio was comprised of loans secured by real estate. These real estate-secured loans are concentrated in the North Shore Region. A downturn in the local economy could have both a material adverse effect on a borrower’s ability to repay these loans, as well as the value of the real property held as collateral.

Our loan portfolio includes a substantial amount of commercial loans, which include risks that may be greater than the risks related to residential loans.

Our commercial loan portfolio (consisting of commercial real estate and commercial business loans) amounted to $148.8 million at March 31, 2006, comprising 52.7% of total net loans. Commercial real estate loans generally carry larger loan balances and involve a greater degree of financial and credit risks than consumer loans or residential mortgage loans. Any significant failure to pay on time by our customers would hurt our earnings. The increased financial and credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. In addition, when underwriting a commercial loan, we may take a security interest in commercial real estate and, in some instances upon a default by the borrower, we may foreclose on and take title to the property, which may lead to potential financial risk for us under applicable environmental laws. If hazardous substances were discovered on any of these properties, we may be liable to governmental entities or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, we may be compelled to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may, to a greater extent than residential loans, be subject to adverse conditions in the real estate market or economy.

Commercial real estate is cyclical and poses risks of possible loss due to concentration levels and similar risks of the asset, especially because 36.7% of our net loan portfolio consisted of commercial real estate loans at March 31, 2006. The banking regulators generally give greater scrutiny to commercial real estate loans, and expect banks with higher levels of commercial real estate loans to have appropriate underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly requiring higher levels of allowances for possible loan losses and capital levels as a result of commercial real estate lending growth and exposures.

Our business is subject to various lending and other economic risks that could adversely impact our results of operations and financial condition.

Changes in economic conditions, particularly an economic slowdown in the North Shore Region, could hurt our business. Our business is directly affected by political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in governmental monetary and fiscal policies and inflation, all of which are beyond our control. A deterioration in economic conditions, in particular an economic slowdown within the North Shore Region, could result in the following consequences, any of which may hurt our business materially:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for our products and services may decline; and

•	collateral for loans made by us, especially real estate, may decline in value, reducing in turn a customer’s borrowing power, and reducing the value of assets and collateral associated with our loans receivable.

Our allowance for loan losses may not be adequate to cover actual losses.

We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. These practices include analysis of a borrower’s prior credit history, financial statements, tax returns and cash flow projections, valuation of collateral based on reports of independent appraisers and verification of liquid assets. Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our allowance for loan losses.

Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and non-performance. Our allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect our operating results. Our allowance for loan losses is based on an evaluation of the risks associated with our loans receivable as well as our prior experience. A substantial portion of our loans are unseasoned and lack an established record of performance. To date, we have experienced negligible losses. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and assess the adequacy of the allowance for loan losses. While we believe that our allowance for loan losses is adequate to cover current losses, we cannot assure you that we will not need to increase our allowance for loan losses or that regulators will not require us to increase this allowance. Either of these occurrences could materially and adversely affect our earnings and profitability.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

We are unable to predict fluctuations of market interest rates, which are affected by many factors, including:

•	inflation;

•	recession;

•	a rise in unemployment;

•	tightening money supply; and

•	domestic and international disorder and instability in domestic and foreign financial markets.

Changes in the interest rate environment may reduce our profits. We realize income from the differential or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. We are vulnerable to changes in interest rates because our interest-earning assets generally have shorter durations than our interest-bearing liabilities. However, although management considers a substantial portion of our deposits to be core deposits and not completely vulnerable to rising rates, such deposits can be withdrawn by the customer without notice for a higher rate account within the Bank or with a competing financial institution offering higher rates. As a result, material and prolonged increases in interest rates could decrease our net interest income. This unpredictability of customer behavior is a factor outside our control and not totally dependent upon the direction of interest rate changes. Therefore, our interest rate risk exposure is very difficult to predict with certainty and subject to a number of assumptions of which we have no control. Changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, levels of prepayments and cash flow, as well as the market value of our securities portfolio and overall profitability.

Our mortgage operations are also affected by interest rate fluctuations. Generally, increases in interest rates lead to decreases in home refinancing activity, thus reducing the number of mortgage loans we originate.

Our investment portfolio includes securities that are sensitive to interest rates and variations in interest rates may adversely impact our profitability.

At March 31, 2006, our securities portfolio aggregated $110.8 million, $46.4 million of which was classified as available-for-sale, and was comprised of mortgage-backed securities which are insured or guaranteed by U.S. government agencies or government-sponsored enterprises, U.S. government agency securities and money market preferred equity securities. At such date, the available-for-sale securities amounted to approximately 10.9% of our total assets and are sensitive to interest rate fluctuations. The unrealized gains or losses in our available-for-sale portfolio are reported as a separate component of stockholders’ equity. As a result, future interest rate fluctuations may impact stockholders’ equity, causing material fluctuations from quarter to quarter. Failure to hold our securities until payments are received on mortgage-backed securities or until maturity on other investments or until market conditions are favorable for a sale could adversely affect our earnings and profitability.

We are dependent upon our management team, and the loss of our senior executive officers or other key employees could impair our relationship with our customers and adversely affect our business and financial results.

Our success is dependent upon the continued services and skills of Donat A. Fournier, Michael O. Gilles, and John L. Good, III and other senior officers including John R. Putney, our chief lender, and James E. Rich, our chief trust officer. While we have employment agreements containing non-competition provisions with each of these individuals, these agreements do not prevent any of them from terminating their employment with us. The unexpected loss of services of one or more of these key personnel could have an adverse impact on our business because of their skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

Our success also depends, in part, on our continued ability to attract and retain experienced commercial lenders and residential mortgage originators, as well as other management personnel. The loss of the services of several of such key personnel could adversely affect our growth strategy and prospects to the extent we are unable to replace such personnel. We are attempting to hire several experienced commercial business relationship officers who have strong business relationships in order to expand and enhance our current deposit and commercial banking operations. Competition for commercial lenders and residential mortgage originators is strong within the commercial banking and mortgage banking industries, and we may not be successful in attracting or retaining the personnel we require.

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry is intense. The North Shore Region has a high concentration of financial institutions including large money center and regional banks, community banks and credit unions. Some of our competitors offer products and services that we currently do not offer, such as private banking. Many of these competitors have substantially greater resources and lending limits than we do and may offer certain services that we do not or cannot provide. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. We expect competition to increase in the future as a result of legislative, regulatory and technological changes. Our profitability depends upon our continued ability to successfully compete in our market area.

Government regulation may have an adverse effect on our profitability and growth.

We are subject to extensive regulation, supervision and examination by the Office of the Comptroller of the Currency (the “OCC”), as our chartering authority, by the FDIC, as insurer of deposits, and by the Federal Reserve Board as regulator of our holding company. Changes in state and federal banking laws and regulations or in federal monetary policies could adversely affect our ability to maintain profitability and continue to grow. For example, new legislation or regulation could limit the manner in which we may conduct our business, including our ability to obtain financing, attract deposits, make loans and achieve satisfactory interest spreads. Many of these regulations are intended to protect depositors, the public and the FDIC, not shareholders. In addition, the burden imposed by federal and state regulations may place us at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations and enforcement policies that apply to us have been subject to significant, and sometimes retroactively applied, changes in recent years, and may change significantly in the future. Future legislation or government policy may also adversely affect the banking industry or our operations.

A breach of information security could negatively affect our earnings.

Increasingly, we depend upon data processing, communication and information exchange on a variety of computing platforms and networks, and over the internet to conduct our business. We cannot be certain all our systems are entirely free from vulnerability to attack, despite safeguards we have instituted. In addition, we rely on the services of a variety of vendors to meet our data processing and communication needs. If information security is breached, information can be lost or misappropriated, resulting in financial loss or costs to us or damages to others. These costs or losses could materially exceed the amount of insurance coverage, if any, which would have an adverse effect on our results of operations and financial condition. In addition, the Bank could suffer reputational damages, which also could materially adversely affect our financial condition and results of operations.

Risks Related to the Ownership of our Common Stock

There is a limited trading market for our common stock; it may be difficult to sell our shares after you have purchased them.

Our common stock is traded on AMEX under the symbol “BNV”. The volume of trading activity in our stock is relatively limited. Even if a more active market develops, there can be no assurance that such market will continue, or that you will be able to sell your shares at or above the offering price. You should carefully consider the lack of liquidity of your investment in our common stock when making your investment decision.

We may be unable to pay dividends in the future.

Our shareholders may receive dividends out of legally available funds if, and when, they are declared by our board of directors. Our policy has been to pay dividends out of cash in excess of the needs of the business. Our quarterly dividends in 2004 and 2005 were paid at a rate of $0.20 per share. We declared and paid a quarterly dividend of $0.20 per share in January 2006, which is the same as the amount paid for the comparable period in 2005. Also, on March 28, 2006, we declared a quarterly dividend of $0.20 per share for the second quarter of 2006. This March 28th dividend was paid in April 2006 and is consistent with that paid for the second quarter of 2005. However, as a result of declaring such dividend in March, we accounted for such dividend in the first quarter rather than the second quarter. In future quarters, we expect to declare and pay dividends in the same quarter.

Federal Reserve Board policy restricts our ability to pay dividends, and we cannot assure you that we will pay dividends on our common stock in the future. Federal Reserve Board policy states that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that a bank holding company should not maintain a level of cash dividends that undermines its ability to serve as a source of strength to its banking subsidiaries. We may incur additional indebtedness in the future that may prohibit or further restrict our ability to declare and pay dividends. Our ability to declare and pay dividends on the common stock may be restricted in the future due to state corporation laws, our financial condition and results of operations, capital requirements, covenants contained in our various financing agreements, management’s assessment of future capital needs and other factors considered by our board of directors.

Our principal source of funds to pay dividends is cash dividends that we receive from the Bank. The OCC regulates the Bank’s dividend payments and must approve dividend payments in advance if the total of all dividends declared by the Bank’s board of directors in any year will exceed (1) the total of the Bank’s net profits for that year, plus (2) the Bank’s retained net profits of the preceding two years, less any required net transfers to surplus.

We have broad discretion in the use of proceeds of this offering.

We have not designated the anticipated net proceeds of this offering for specific uses. Accordingly, our management will have considerable discretion in the application of the net proceeds of this offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. See “Use of Proceeds.”

Anti-takeover provisions in our Restated Articles of Organization and employment and change of control agreements may adversely affect the price of our common stock.

We have in place several measures that could have the effect of discouraging take-over attempts. Several senior executive officers have employment agreements or change of control agreements that require lump sum payments and the immediate vesting of unvested stock grants and stock options upon a change of control. Our Restated Articles of Organization allows our board to issue, without shareholder approval, preferred stock having such voting rights, preferences and special rights as the board may determine. The issuance of such preferred stock could make it more difficult for a third party to acquire us. Our Board of Directors is classified into three classes, so it could take at least two annual meetings to change control of the Board.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. The presentations, and certain of the other disclosure in this prospectus, including any statements preceded by, followed by or which include the words “may,” “could,” “should,” “will,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “assume” or similar expressions constitute forward-looking statements.

These forward-looking statements, implicitly and explicitly, include the assumptions underlying the statements and other information with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business, including our expectations and estimates with respect to our revenues, expenses, earnings, return on equity, return on assets, asset quality and other financial data and capital and performance ratios.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors (some of which are beyond our control). The following factors, among others, could cause our financial performance to differ materially from our goals, plans, objectives, intentions, expectations, and other forward-looking statements:

•	The strength of the United States economy in general and the strength of the regional and local economies in which we conduct operations;

•	Geopolitical conditions, including acts or threats of terrorism, actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts which could impact business and economic conditions in the United States and abroad;

•	Adverse changes in the economic condition of the North Shore Region of Massachusetts;

•	Adverse changes in the local real estate market, as most of our loans are concentrated in the North Shore Region of Massachusetts, and the substantial majority of these loans have real estate as collateral;

•	The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;

•	Inflation, interest rate, market and monetary fluctuations;

•	The effects of opening new branches;

•	Our timely development of new products and services in a changing environment, including the features, pricing and quality compared to the products and services of our competitors;

•	The effects of any decision by us to engage in any business in which we have not historically been permitted to engage;

•	The willingness of users to substitute competitors’ products and services for our products and services;

•	The impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

•	Technological changes;

•	Changes in consumer spending and savings habits;

•	Regulatory or judicial proceedings; and

•	The other risks set forth under “Risk Factors.”

If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking information and statements.

See “Risk Factors” for further discussion.

Use of Proceeds

The net proceeds of the offering, after deducting expenses payable by us in connection with the offering, are estimated to be $14,308,482 if the underwriter does not exercise the over-allotment option and $16,491,432 if the underwriter exercises the over-allotment option, in each case based upon (i) an offering price of $22.00 per share and (ii) that approximately 29% of the shares are sold to existing stockholders and employees at an underwriting discount of 1.5% and approximately 71% of the shares are sold to persons or entities who are not existing stockholders at an underwriting discount of 5.5%. The aggregate underwriting discount payable for the shares sold in this offering is $670,718, excluding the over-allotment option.

We anticipate initially contributing a minimum of $12,000,000 in additional capital to the Bank to assist in funding its growth and expansion plans. The Bank will immediately use these proceeds to pay down short-term advances at the Federal Home Loan Bank, and then to fund future loan growth and for general corporate purposes, including de novo branching and possible acquisitions of financial institutions. The Company will invest the remaining funds in short-duration investment securities to provide flexibility in case acquisition or expansion opportunities present themselves or additional capital needs at the Bank arise. There are currently no agreements or understandings with respect to potential acquisitions of other financial institutions.

If market conditions warrant, the Bank may leverage the additional capital in short-duration investment securities in order to take advantage of a possible higher rate environment in future periods compared to what the existing portfolio is yielding. It is the Bank’s ultimate intention to leverage the capital through corporate expansion and loan growth. However, the Bank will look at alternatives to increase earnings and use those increased earnings and the cash flow from new and current investments to fund future loan growth.

Capitalization

The following table shows our capitalization as of March 31, 2006. It shows our capitalization on two bases: actual and as adjusted to give effect to the receipt of the net proceeds from the offering. The as adjusted capitalization is based on the sale of 700,000 shares of common stock at $22.00 per share and that the net proceeds from the offering, after deducting $1,091,518 of estimated offering expenses payable by us, are $14,308,482.

	March 31, 2006
	Actual	As Adjusted
	(Dollars in thousands)
Stockholders’ Equity:
Preferred stock, $1.00 par value; 300,000 shares authorized; issued and outstanding, none	$—	$—
Common stock, $2.50 par value, 5,000,000 shares authorized, issued 2,003,298 and 2,703,298 as adjusted; outstanding 1,892,893 and 2,592,893 as adjusted(1)	5,008	6,758
Paid-in capital	6,922	19,480
Retained earnings	18,973	18,973
Treasury stock at cost (110,405 shares)	(1,495)	(1,495)
Accumulated other comprehensive loss	(716)	(716)

Total stockholders’ equity	$28,692	$43,000

Book value per share	$15.16	$16.58

Consolidated Capital and Capital Ratios:(2)
Tier 1 risk-based capital	29,594	43,902
Total risk-based capital	32,246	46,554
Total risk-based assets	299,375	299,375
Tier 1 risk-based capital ratio	9.89%	14.66%
Total risk-based capital ratio	10.77%	15.55%
Leverage ratio	7.09%	10.52%

(1)	The number of shares of common stock authorized was increased from 2,500,000 on March 31, 2006 to 5,000,000 on May 9, 2006. The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2006 and excludes 80,329 shares of our common stock issuable upon the exercise of outstanding options on such date, at a weighted average exercise price of $15.03. As of March 31, 2006, we have determined not to grant any future options under our stock option plans.
(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources” and “Regulation—Regulatory Capital Requirements.” The as-adjusted ratios assume the contribution of $12,000,000 of the net proceeds of this offering to the Bank and the initial deployment of such proceeds to reduce Federal Home Loan Bank advances until invested in loans or investment securities.

Market Price of Common Stock and Dividend Policy

Prior to June 19, 2006, there was limited trading in our common stock, which was not listed on any public exchange or the National Association of Securities Dealers National Market System or the Small Cap Market System. Commencing June 19, 2006, our common stock traded on AMEX under the symbol “BNV”.

The following table sets forth, to the best knowledge of management, the representative high and low sales prices as reported for each quarterly period during 2004 and 2005, the first and second quarters of 2006 and July 1, 2006 through July 12, 2006, and the cash dividends declared during such periods. The sale prices of these market trades prior to June 19, 2006 are based on transactions reported by Bloomberg for 2004 and available to the public on Yahoo Finance for 2005 and 2006 through June 16, 2006. Since June 19, 2006, the sale prices of our common stock are reported on AMEX.

	High and Low Sales Prices Common Stock		Cash Dividends Declared
	High	Low
Fiscal Year 2004
First Quarter	$28.20	$26.20	$0.20
Second Quarter	26.50	24.30	0.20
Third Quarter	25.90	24.50	0.20
Fourth Quarter	29.00	25.40	0.20

Fiscal Year 2005
First Quarter	$28.00	$26.55	$0.20
Second Quarter	27.90	26.00	0.20
Third Quarter	27.00	25.50	0.20
Fourth Quarter	27.00	25.19	0.20

Fiscal Year 2006
First Quarter	$27.50	$24.00	$0.40
Second Quarter	24.75	21.05	—
Third Quarter (Through July 12, 2006)	22.70	22.50	—

On July 12, 2006, the date of this prospectus, the high and low sales prices per share of our common stock were $22.50 and $22.50, respectively.

On June 2, 2006, there were approximately 696 holders of our common stock.

Our policy has been to pay dividends out of funds in excess of the needs of the business. We have declared and paid cash dividends to our shareholders on a quarterly basis at a rate of $0.20 per share in each quarter of 2005 and 2004 and the first quarter of 2006. In addition, in March 2006, we declared a dividend of $0.20 for payment in the second quarter of 2006; it is shown above as declared in the first quarter rather than the second quarter. In future quarters, we expect to declare and pay dividends in the same quarter.

Our ability to pay future dividends on our common stock depends on the Bank’s ability to pay dividends to us. In accordance with OCC rules and regulations, the Bank may continue to pay dividends only if the total amount of all dividends that will be paid, including the proposed dividend, by the Bank in any calendar year does not exceed the total of the Bank’s retained net income of that year to date, combined with the retained net income of the preceding two years, unless the proposed dividend is approved by the OCC. In addition, the OCC and/or the FDIC may impose further restrictions on dividends. We currently intend to continue to pay cash dividends, subject to compliance with Federal Reserve Board policy, OCC rules and regulations, state corporation laws, our financial condition and results of operations, capital requirements, covenants contained in our various financing agreements, management’s assessment of future capital needs and other factors considered by our board of directors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

In preparing the Company’s financial statements, Management selects and applies numerous accounting policies. In applying these policies, Management must make estimates and assumptions. The accounting policy that is most susceptible to critical estimates and assumptions is the allowance for loan losses. The determination of an appropriate provision is based on a determination of the probable amount of credit losses in the loan portfolio. Many factors influence the amount of potential charge-offs of loans deemed to be uncollectible. These factors include the specific characteristics of the loan portfolio and general economic conditions nationally and locally. While Management carefully considers these factors in determining the amount of the allowance for loan losses, future adjustments may be necessary due to changed conditions, which could have an adverse impact on reported earnings in the future. See “Provision for Loan Losses” and “Allowance for Loan Losses.”

General

The Company does not transact any material business other than through its wholly owned subsidiary, the Bank. The Bank’s results of operations are dependent primarily on net interest income, which is the difference between the income earned on its loan and investment portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the Bank’s provision for loan losses, fee income from wealth management and trust services and fees generated from loan and deposit products and, when strategically appropriate, loan sale activities. The Bank’s non-interest expense principally consists of compensation and employee benefits, office occupancy and equipment expense, data processing, advertising and business promotion, professional fees and other expenses. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may also materially impact the Bank.

The economy of the Company’s market area is considered stable. However, economic uncertainty continues to be a factor in the financial decision-making process for both commercial and consumer banking customers.

Executive Summary

Like most financial institutions, our profitability depends upon net interest income. The results of operations can also be affected by the provision for loan losses, noninterest expenses and noninterest income and fees.

Economic conditions, competition and federal and regulatory actions and policies also can impact the operating performance of financial institutions. The Federal Reserve continued to raise rates during 2005 in reaction to economic indicators that pointed towards increased consumer spending. Lending activities are also influenced by economic conditions, increased competition and loan demand.

The Company’s growth over the past three years has continued to be focused in the lending operations of the Bank with funding coming from an increase in deposits, customer repurchase agreements and utilization of advances from the Federal Home Loan Bank of Boston. The following chart shows the growth in these areas over the three months from December 31, 2005 to March 31, 2006 and over the twelve months from December 31, 2004 to December 31, 2005:

	March 31 2006	December 31, 2005	Annualized Percent Change	December 31,		Percent Change
				2005	2004
	(Dollars in millions)
Total assets	$424.0	$412.5	11.2%	$412.5	$378.1	9.1%
Loans(1)	$284.9	$269.8	22.3%	$269.8	$236.8	13.9%
Investment securities(2)	$113.0	$115.2	(7.6)%	$115.2	$116.8	(1.3)%
Deposits	$340.7	$345.8	(5.9)%	$345.8	$337.1	2.6%
Repurchase agreements	$11.2	$11.4	(7.0)%	$11.4	$10.5	8.6%
FHLB advances	$40.0	$22.9	298.7%	$22.9	—	—
Shareholders’ equity	$28.7	$28.7	0.0%	$28.7	$28.0	2.5%

(1)	Loans are presented before allowance for loan losses.
(2)	Includes available-for-sale securities, held-to-maturity securities and stock in the Federal Reserve Bank and the Federal Home Loan Bank.

Loan growth over the last few years was enhanced by the addition of three new seasoned experienced local loan officers to focus on the Bank’s strategic direction of increasing the commercial and construction lending activities of the Bank.

The deposit growth was primarily the result of our new branch facility in Danvers, which was opened at the end of 2004. The current year’s data includes the first full year of operation expenses associated with the branch.

The current operating environment has become very competitive in attracting deposit relationships. The Bank has seen increased pressure from competing financial institutions to raise the rates on its core deposit base. The Bank has resisted the pressure, to date, and has relied on alternative sources of funding available to it to fund the increase in the loan portfolio. The primary source of alternative funding has been Federal Home Loan Bank advances.

Comparison of Financial Condition at March 31, 2006 and December 31, 2005

Total assets at March 31, 2006 were $424.0 million, compared to $412.5 million at December 31, 2005, an increase of $11.5 million, or 2.8%. Asset growth was primarily due to the increase in the loan portfolio funded by a $17.1 million, or 74.7%, increase in Federal Home Loan Bank advances. Deposits declined $5.1 million, or 1.5%, for such period. We are currently emphasizing loan growth since such assets offer the greatest earnings potential.

Investments, which include available-for-sale and held-to-maturity securities, totaled $110.8 million at March 31, 2006, a slight decrease of $2.4 million, or 2.1%, compared to $113.2 million at December 31, 2005. The decrease in investment securities was primarily due to the pay-down of mortgage-backed securities, as cash flows from the investment portfolio were used to fund loan growth.

Loans receivable, net of the allowance for loan losses and unearned income, increased $14.9 million, or 5.6%, to $282.2 million at March 31, 2006, compared to $267.3 million at December 31, 2005. The increase in loans was due to a $3.9 million, or 23.7%, increase in real estate construction and land development loans, a $4.8 million, or 4.8%, increase in commercial real estate loans, a $4.3 million, or 4.4%, increase in residential real estate loans, and a $3.3 million, or 7.8%, increase in commercial, financial and agricultural loans. These increases were partially offset by a decrease of $1.1 million, or 22.1%, in consumer loans.

Non-performing assets at March 31, 2006 were $20,000, compared to $2,000 at December 31, 2005. The allowance for loan losses increased $138,000 to $2.7 million at March 31, 2006, compared to $2.5 million at

December 31, 2005, an increase of 5.5%. The allowance for loan losses represented 13,260% of non-performing loans and 0.93% of total loans at March 31, 2006, compared to 125,700% of non-performing loans and 0.93% of total loans at December 31, 2005. The Bank did not have any foreclosed real estate assets or other real estate owned (“OREO”) at either March 31, 2006 or December 31, 2005.

Deposits decreased 1.5% to $340.7 million from $345.8 million at December 31, 2005. The decline in deposits occurred primarily in money market deposit accounts, non-interest bearing demand deposit accounts and certificates of deposit. The market for deposits has become much more competitive as financial institutions have become more aggressive in pricing at current interest rate levels to gather deposits. We currently have not matched these rate increases, as to do such would result in additional pressure on our net interest margin. We anticipate that we will need to increase the rates paid on our core deposits during the second quarter of 2006 in order to stem the outflow of our deposits.

Advances from the Federal Home Loan Bank of Boston totaled $40.0 million at March 31, 2006, compared to $22.9 million at December 31, 2005. The advances were used to fund loan growth and to offset the decrease in deposits.

Total stockholders’ equity was $28.7 million, or 6.77% of total assets, at March 31, 2006, a decrease of $29,000, or 0.1%, from December 31, 2005. The decrease in stockholders’ equity was the result of the declaration in the first quarter of 2006 of two quarterly dividends and an increase in the unrealized loss on available-for-sale securities, which was partially offset by the net income recognized for the period. The Company’s book value per share at March 31, 2006 was $15.16, compared to $15.25 at December 31, 2005, a decrease of $.09, or 0.6%.

Comparison of Financial Condition at December 31, 2005 and December 31, 2004

Total assets at December 31, 2005 were $412.5 million, compared to $378.1 million at December 31, 2004, an increase of $34.4 million, or 9.1%. Asset growth was primarily due to the increase in the loan portfolio funded by an $8.7 million, or 2.6% increase in deposits and the addition of $22.9 million of Federal Home Loan Bank advances.

Investments, which include available-for-sale and held-to-maturity securities, totaled $113.2 million, at December 31, 2005, a slight decrease of $1.6 million, or 1.4%, compared to $114.8 million at December 31, 2004. The increase in available-for-sale securities of $3.6 million was primarily in corporate bonds and notes and trust preferred securities, while the decrease in held-to-maturity investments of $5.2 million was due to the pay-down of mortgage backed securities and the maturity of U.S. Government agency securities.

Loans receivable, net of the allowance for loan losses and unearned income, increased $32.7 million or 13.9%, to $267.3 million at December 31, 2005, compared to $234.6 million at December 31, 2004. The increase in the loan portfolio was a result of a $10.6 million, or 184%, increase in real estate construction and land development loans, an $11.4 million, or 13.0%, increase in commercial real estate loans, a $14.1 million, or 16.7%, increase in residential real estate loans, and a $2.0 million, or 28.2%, increase in other loans. These increases were partially offset by decreases of $3.5 million, or 7.7%, in commercial business loans and $1.6 million in consumer loans.

Non-performing assets at December 31, 2005 were $2,000, compared to $529,000 at December 31, 2004, a decrease of 99.6%. This decrease was the result of certain non-accrual loans being paid off or brought current. The allowance for loan losses increased $333,000 to $2.5 million at December 31, 2005, compared to $2.2 million at December 31, 2004, an increase of 15.3%, due to loan growth. At December 31, 2005 the allowance represented 125,700% of non-performing loans and 0.93% of total loans, compared to 412% of non-performing loans and 0.92% of total loans at December 31, 2004. The Bank did not have any foreclosed real estate assets or other real estate owned (“OREO”) at either December 31, 2005 or December 31, 2004.

Deposits increased 2.6%, to $345.8 million at December 31, 2005 from $337.1 million at December 31, 2004. The deposit growth occurred primarily in money market deposit accounts, non-interest bearing demand deposit accounts and certificates of deposit. The deposit growth was the direct result of an investment in new retail products and expansion of the Bank’s retail franchise. The Bank has introduced a number of new products, alternative investment services, small business deposit products, commercial services and delivery channels such as home banking, on-line bill pay, and debit cards. The Bank has also begun developing a more sales oriented culture.

Advances from the Federal Home Loan Bank of Boston totaled $22.9 million at December 31, 2005, compared to none at December 31, 2004. The advances were used to fund loan growth in excess of the amount funded through the increase in deposits. Securities sold under agreement to repurchase totaled $11.4 million at December 31, 2005, compared to $10.5 million at December 31, 2004, an increase of $894,000, or 8.5%.

Total stockholders’ equity was $28.7 million, or 7.0% of total assets at December 31, 2005, an increase of $709,000, or 2.5%, from the $28.0 million, or 7.4% of total assets at December 31, 2004. The change in stockholders’ equity was the result of the increase in net income for the year, which was offset, in part, by the payment of dividends and an increase in the unrealized loss on available-for-sale securities. The Company’s book value per share at December 31, 2005 was $15.25, compared to $15.05 at December 31, 2004, an increase of $.20, or 1.3%.

Comparison of Operating Results for the Three Months Ended March 31, 2006 and 2005

Net income for the quarter ended March 31, 2006 was $738,000, or basic earnings per share of $0.39 and fully diluted earnings of $0.38 per share, compared to net income of $635,000, or basic earnings per share of $0.34 and fully diluted earnings of $0.33 per share for the same period last year. These results represent an increase in net income of $103,000, or 16.2%, and increases of 14.7% and 15.2% in basic and fully diluted earnings per share, respectively, compared to the same period last year.

The following table presents average balances (daily averages), interest income, interest expense and the corresponding yields earned and rates paid:

	Quarter Ended March 31,
	2006			2005
	Average Balance	Interest Income/ Expense	Yield/Rate	Average Balance	Interest Income/ Expense	Yield/Rate
	(Dollars in thousands)
ASSETS
Federal funds sold and interest bearing deposits	$268	$3	5.08%	$1,784	$8	1.82%
Investments(1)	114,187	1,138	4.04	115,445	1,045	3.67
Loans(1), (2), (3)	274,040	4,402	6.51	239,760	3,563	6.03

Total interest-earning assets	388,495	5,543	5.79	356,989	4,616	5.25

LIABILITIES
Savings deposits	61,047	82	0.55	70,066	96	0.55
NOW accounts	57,178	33	0.24	65,548	39	0.24
Money market accounts	82,524	573	2.81	73,409	274	1.51
Time deposits	67,536	526	3.16	59,227	342	2.34
FHLB advances	32,606	364	4.52	6,228	42	2.71
Repurchase agreements	9,759	76	3.17	7,552	40	2.16

Total interest-bearing liabilities	310,650	1,654	2.16	282,030	833	1.20
Non interest-bearing deposits	71,757	—		70,528	—

Total deposits and interest-bearing liabilities	$382,407	1,654	1.75	$352,558	833	0.96

Net Interest Income		$3,889			$3,783

Net interest spread			4.04%			4.29%

Net interest margin			4.06%			4.30%

(1)	Interest income and yield are stated on a fully tax-equivalent basis. The total amount of adjustment for investments is $13,000 and $10,000 for 2006 and 2005, respectively. The total amount of adjustment for loans is $59,000 and $46,000 for 2006 and 2005, respectively. A federal tax rate of 34% was used in performing this calculation.
(2)	Includes loan fees of $58,000 in 2006 and $73,000 in 2005.
(3)	Includes non-accruing loan balances and interest received on non-accruing loans.

The following table shows for the periods indicated, the dollar amount of changes in interest income and interest expense resulting from changes in volume and interest rates.

	Quarter Ended March 31, 2006 compared to Quarter Ended March 31, 2005
	Due to a change in:
	Volume(1)	Rate(1)	Total
	(Dollars in thousands)
Interest income from:
Federal funds sold and interest-bearing deposits	$(7)	$2	$(5)
Investments	(11)	105	94
Loans, net of unearned income	509	329	838

Total	491	436	927

Interest expense on:
Savings deposits	(13)	(1)	(14)
NOW accounts	(5)	(1)	(6)
Money market accounts	34	265	299
Time deposits	48	136	184
Short-term borrowings	170	188	358

Total	234	587	821

Net interest income	$257	$(151)	$106

(1)	The change in interest attributed to both rate and volume has been allocated to the changes in the rate and the volume on a pro rated basis.

Interest and Dividend Income

Interest and dividend income for the three months ended March 31, 2006 was $5.5 million, compared to $4.6 million for the three months ended March 31, 2005, an increase of $911,000, or 20.0%. The increase in interest and dividend income was a result of an increase in the average balance of interest earning assets. The average balance of interest-earning assets increased from $357.0 million for the first quarter of 2005 to $388.5 million for the first quarter of 2006, an increase of $31.5 million, or 8.8%.

The increase in the average balance of interest-earning assets was primarily a result of an increase in the average balance of loans to $274.0 million for the first quarter of 2006, compared to $239.8 million for the first quarter of 2005, an increase of $34.3 million, or 14.3%. The average investments for the three months ended March 31, 2006 decreased to $114.2 million from $115.4 for the three months ended March 31, 2005 as the Bank used cash flows from its investment portfolio to fund loans at a higher yield. The yield on average interest-earning assets increased 54 basis points to 5.79% for the three months ended March 31, 2006 due to the increasing interest rate environment, as a substantial portion of the Bank’s loan portfolio is adjustable and tied to the prime rate, which continued to increase during 2006.

Interest Expense

Interest expense for the three months ended March 31, 2006 was $1.7 million, compared to $833,000 for the three months ended March 31, 2005, an increase of $821,000, or 98.6%. The increase in interest expense was due to the growth in deposits and the increase in interest rates, which resulted in an increase in the cost of interest-bearing liabilities from 1.20% for the three months ended March 31, 2005 to 2.16% for the three months ended March 31, 2006. The average balance of interest-bearing liabilities increased to $310.7 million for the first quarter of 2006, from $282.0 million for the first quarter of 2005, an increase of $28.7 million, or 10.2%. Other short-term borrowings consist of customer repurchase agreements and advances from the Federal Home Loan Bank of Boston, which also increased significantly over the same period last year.

Provision for Loan Losses

The provision for loan losses was $140,000 for both the three months ended March 31, 2006 and 2005. The level of the reserve provision for the three months ended March 31, 2006 was a direct result of the growth of the loan portfolio, which was primarily comprised of construction and land development, commercial real estate and home equity loans, which generally bear a higher risk than single family residential lending. Management believes that the provision for loan losses and the allowance for loan losses are currently reasonable and adequate to cover any losses reasonably expected in the existing loan portfolio.

While management estimates loan losses using the best available information, no assurances can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans and other factors, both within and outside of management’s control. Additionally, with the expectation of the Bank to grow its existing loan portfolio, future additions to the allowance may be necessary to maintain adequate coverage.

Noninterest Income

For the three months ended March 31, 2006, noninterest income totaled $1.1 million, compared to $1.0 million for the same period last year, an increase of $100,000, or 10.5%. The increase was primarily a result of increased other deposit fees, and in other income that consisted mainly of increases in loan origination and prepayment fees.

The following table sets forth the various components of noninterest income for the three months ended March 31, 2006 and 2005 and the dollar amount and percentage change between the periods:

	March 31,		Increase (Decrease)
	2006	2005	$	%
	(Dollars in thousands)
Income from fiduciary activities	$432	$423	$9	2.13%
Fees from sale of non-deposit products	52	64	(12)	(18.75)
Service charges on deposit accounts	138	137	1	0.73
Other deposit fees	146	127	19	14.96
Income on cash surrender value of life insurance	51	53	(2)	(3.77)
Other income	238	153	85	55.56

Total noninterest income	$1,057	$957	$100	10.45%

Noninterest Expense

Total noninterest expense was $3.7 million for the three months ended March 31, 2006, compared to $3.6 million for the same period last year, an increase of $18,000, or 0.5%.

The following table sets forth the various components of noninterest expense for the three months ended March 31, 2006 and 2005 and the dollar amount and percentage change between the periods:

	March 31,		Increase (Decrease)
	2006	2005	$	%
	(Dollars in thousands)
Salaries and employee benefits	$2,237	$2,160	$77	3.56%
Director fees	79	75	4	5.33
Occupancy expense	339	387	(48)	(12.40)
Equipment expense	195	158	37	23.42
Data processing fees	205	227	(22)	(9.69)
Marketing and public relations	101	64	37	57.81
Professional fees	127	162	(35)	(21.60)
Other expense	376	408	(32)	(7.84)

Total noninterest expense	$3,659	$3,641	$18	0.49%

Total salaries and benefits increased $77,000, or 3.6%, primarily the result of a general increase in salaries and benefits from annual salary increases, the increased cost of certain employee benefit plans and tax related expenses which are typically higher during the beginning of the year.

Income Taxes

For the three months ended March 31, 2006 income taxes of $337,000 were provided on net income before tax of $1.1 million for an effective rate of 31.3%, compared to $268,000 on income before taxes of $903,000 for an effective rate of 29.7%, for the same period last year.

Comparison of Operating Results for the Years Ended December 31, 2005 and 2004

Net income for the year ended December 31, 2005 was $2.4 million, as compared to $2.5 million last year. Basic earnings per share for the year ended December 31, 2005 were $1.28, versus $1.35 for the year ended December 31, 2004. Diluted earnings per share for the year ended December 31, 2005 were $1.24, as compared to $1.30 for the year ended December 31, 2004. Net income for 2005 was reduced by one-time charges, net of tax, of $402,000 related to the curtailment of the Bank’s defined benefit pension plan and severance payments. Net income for 2005, excluding these one-time charges, would have been $2.8 million, with basic and fully diluted earnings per share of $1.49 and $1.45, respectively. Net income for the year ended December 31, 2004 included a one-time gain, net of tax, of approximately $190,000 from the sale of real estate. Net income for 2004, excluding the one-time gain on sale of real estate, would have been $2.3 million, or basic and fully diluted earnings per share of $1.25 and $1.20, respectively. The adjusted 2005 net income represents an increase of $485,000, or 21.0%, over the adjusted 2004 net income and adjusted basic and fully diluted earnings per share increased 19.2% and 20.8%, respectively, over the adjusted 2004 amounts.

The following table presents average balances (daily averages), interest income, interest expenses and the corresponding yields earned and rates paid:

	Year Ended December 31,
	2005			2004
	Average Balance	Interest Income/ Expense	Yield/Rate	Average Balance	Interest Income/ Expense	Yield/Rate
	(Dollars in thousands)
ASSETS
Federal funds sold and interest bearing deposits	$6,078	$199	3.27%	$8,178	$95	1.16%
Investments(1)	114,383	4,236	3.70	126,133	4,230	3.35
Loans(1), (2), (3)	248,025	15,105	6.09	204,651	11,820	5.78

Total interest-earning assets	368,486	19,540	5.30	338,962	16,145	4.76

LIABILITIES
Savings deposits	66,958	377	0.56	67,501	361	0.53
NOW accounts	63,989	174	0.27	65,647	150	0.23
Money market accounts	77,590	1,597	2.06	58,430	534	0.91
Time deposits	69,852	1,941	2.78	60,211	1,330	2.21
Short term borrowings	11,750	327	2.79	17,395	219	1.26

Total interest-bearing liabilities	290,139	4,416	1.52	269,184	2,594	0.96
Non interest-bearing deposits	75,319	—		67,000	—

Total deposits and interest-bearing liabilities	$365,458	4,416	1.21	$336,184	2,594	0.77

Net interest income		$15,124			$13,551

Net interest spread			4.09%			3.99%

Net interest margin			4.10%			4.00%

(1)	Interest income and yield are stated on a fully tax-equivalent basis. The total amount of adjustment for investments is $46,000 and $36,000 for 2005 and 2004, respectively. The total amount of adjustment for loans is $202,000 and $181,000 for 2005 and 2004, respectively. A federal tax rate of 34% was used in performing this calculation.
(2)	Includes loan fees of $140,000 in 2005 and $281,000 in 2004.
(3)	Includes non-accruing loan balances and interest received on non-accruing loans.

The following table shows, for the periods indicated, the dollar amount of changes in interest income and interest expense resulting from changes in volume and interest rates.

	Year Ended December 31, 2005 compared to Year Ended December 31, 2004
	Due to a change in:
	Volume(1)	Rate(1)	Total
	(Dollars in thousands)
Interest income from:
Federal funds sold and interest-bearing deposits	$(24)	$128	$104
Investments	(394)	400	6
Loans, net of unearned income	2,505	780	3,285

Total	2,087	1,308	3,395

Interest expense on:
Savings deposits	(3)	19	16
NOW accounts	(4)	28	24
Money market accounts	175	888	1,063
Time deposits	213	398	611
Short term borrowings	(71)	179	108

Total	310	1,512	1,822

Net interest income	$1,777	$(204)	$1,573

(1)	The change in interest attributed to both rate and volume has been allocated to the changes in the rate and the volume on a pro rated basis.

Interest and Dividend Income

Interest and dividend income for the year ended December 31, 2005 was $19.3 million, compared to $15.9 million for the year ended December 31, 2004, an increase of $3.4 million, or 21.1%. The increase in interest and dividend income was a result of an increase in the average balance of interest earning assets. The average balance of interest-earning assets increased from $339.0 million for the year 2004 to $368.5 million for the year 2005, an increase of $29.5 million, or 8.7%.

The increase in the average balance of interest-earning assets was primarily a result of an increase in the average balance of loans to $248.0 million for 2005, compared to $204.7 million for 2004, an increase of $43.3 million, or 21.2%. The average investments for the period decreased to $114.4 million from $126.1 as the Bank used cash flows from its investment portfolio to fund loans at a higher yield. The yield on average interest-earning assets increased 54 basis points to 5.30%, due to the increasing interest rate environment, as a good portion of the Bank’s loan portfolio is adjustable and tied to the prime rate, which continued to increase during 2005.

Interest Expense

Interest expense for the year ended December 31, 2005 was $4.4 million, compared to $2.6 million for the year ended December 31, 2004, an increase of $1.8 million, or 69.2%. The increase in interest expense was due the growth in deposits and the increase in interest rates, which resulted in an increase in the cost of interest-bearing liabilities from 0.96% to 1.52%. The average balance of interest-bearing liabilities increased to $290.1 million for the year 2005, from $269.2 million for the year 2004, an increase of $20.9 million, or 7.8%. The increase in interest expense was also due to an increase in the cost of short-term borrowings from 1.26% to 2.79%. Short-term borrowings consist of customer repurchase agreements and advances from the Federal Home Loan Bank of Boston, which represent a source of funding during periods in which loan growth exceeded deposit growth.

Provision for Loan Losses

The provision for loan losses was $585,000 for the year, compared to $560,000 last year. The level of the reserve provision for the year ended December 31, 2005 was a direct result of the increased loan portfolio, which was primarily in construction and land development, commercial real estate and home equity loans, which generally bear a higher risk than single family residential lending. Management believes that the provision for loan losses and the allowance for loan losses are currently reasonable and adequate to cover any losses reasonably expected in the existing loan portfolio.

While management estimates loan losses using the best available information, no assurances can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans and other factors, both within and outside of management’s control. Additionally, with the expectation of the Bank to grow its existing loan portfolio, future additions to the allowance may be necessary to maintain adequate coverage.

Noninterest Income

For the year ended December 31, 2005, noninterest income, net of gains and losses on investment activities and the sale of real estate, totaled $4.2 million, compared to $3.9 million last year, an increase of $293,000, or 7.5%. The increase was primarily a result of increased fees from the sale of non-deposit products through a third party brokerage firm, and in other income that consisted mainly of increases in loan origination and prepayment fees.

During the twelve-month period ended December 31, 2004, the Company recognized a gain of $75,000 from the sale of available-for-sale securities, and there were no sales in 2005. In addition, the Company recognized a gain on the sale of real estate in the amount of $317,000 in 2004.

The following table sets forth the various components of noninterest income for the year ended December 31, 2005 and 2004 and the dollar amount and percentage change between the periods:

	December 31,		Increase (Decrease)
	2005	2004	$	%
	(Dollars in thousands)
Income from fiduciary activities	$1,738	$1,726	$12	0.70%
Fees from sale of non-deposit products	241	114	127	111.40
Service charges on deposit accounts	568	614	(46)	(7.49)
Other deposit fees	583	584	(1)	(0.17)
Gain on sales and calls of available-for-sale securities, net	—	75	(75)	(100.00)
Gain on sales of loans, net	13	56	(43)	(76.79)
Gain on sale of real estate	—	317	(317)	(100.00)
Income on cash surrender value of life insurance	209	218	(9)	(4.13)
Other income	840	587	253	43.10

Total noninterest income	$4,192	$4,291	$(99)	(2.31)%

Noninterest Expense

Total noninterest expense was $15.1 million for the twelve months ended December 31, 2005, compared to $13.5 million for the same period last year, an increase of $1.6 million, or 12.13%. Total expense for 2005 includes two non-recurring items totaling $683,000 relating to severance payments and a one-time charge associated with the curtailment of the Bank’s defined benefit plan. Excluding these items total noninterest expenses would have been $14.4 million, or an increase of $949,000 million, or 7.1%.

The following table sets forth the various components of noninterest expense for the years ended December 31, 2005 and 2004 and the dollar amount and percentage change between the periods:

	December 31,		Increase (Decrease)
	2005	2004	$	%
	(Dollars in thousands)
Salaries and employee benefits	$9,226	$7,931	$1,295	16.33%
Director fees	307	261	46	17.62
Occupancy expense	1,367	1,107	260	23.49
Equipment expense	683	665	18	2.71
Data processing fees	836	843	(7)	(0.83)
Marketing and public relations	381	437	(56)	(12.81)
Professional fees	884	715	169	23.64
Other expense	1,406	1,499	(93)	(6.20)

Total noninterest expenses	$15,090	$13,458	$1,632	12.13%

Total salaries and benefits increased $1.3 million, or 16.3%, primarily the result of a general increase in salaries and benefits from annual salary increases, increased staffing levels and the increased cost of certain employee benefit plans. Excluding the one-time items mentioned previously the total salaries and benefits expense would have only increased approximately $612,000, or 7.7% year over year. Occupancy expense increased $260,000, or 23.5%, and equipment expense increased $18,000, or 2.7%, in both cases primarily a result of a full year of operating expenses for the new Danvers branch facility and overall increases in utility and heating costs. Marketing and public relation expense decreased $56,000, or 12.8%, due to the lower level of dollars spent on new product introductions and media advertising for the new branch opening in 2004. Professional fees increased $169,000, or 23.6%, as the Bank spent more on outside consulting and professional services for the implementation of the requirements under Sarbanes-Oxley and for legal fees and outsourced internal and compliance audit services.

Income Taxes

For the year ended December 31, 2005 income taxes of $1.0 million were provided on income before taxes of $3.4 million for an effective rate of 29.5%, compared to $1.1 million on income before taxes of $3.6 million for an effective rate of 30.7% for the year ended December 31, 2004. The slightly lower effective rate was attributable to the increase in investments in the securities corporation and additional tax-free investments purchased during the year.

Comparison of Operating Results for the Years Ended December 31, 2004 and 2003

Net income for the year ended December 31, 2004 totaled $2.5 million, or $1.35 basic and $1.30 fully diluted earnings per share, compared to $2.2 million, or $1.20 basic and $1.14 fully diluted earnings per share for the year ended December 31, 2003. This represents an increase of 14.8% in net income and a 12.5% and 14.0% increase in basic and fully diluted earnings per share, over 2003. Net income for the year ended December 31, 2004 included a one-time gain, net of tax, of approximately $190,000 from the sale of real estate. Excluding the one-time gain on the sale of real estate, net income would have been $2.3 million during 2004, or basic and fully diluted earnings per share of $1.25 and $1.20, respectively.

The following table presents average balances (daily averages), interest income, interest expense and the corresponding yields earned and rates paid:

	Year Ended December 31
	2004			2003
	Average Balance	Interest Income/ Expense	Yield/Rate	Average Balance	Interest Income/ Expense	Yield/Rate
	(Dollars in thousands)
ASSETS
Federal funds sold and interest bearing deposits	$8,178	$95	1.16%	$21,360	$212	0.99%
Investments(1)	126,133	4,230	3.35	89,048	2,942	3.30
Loans(1), (2), (3)	204,651	11,820	5.78	185,259	11,932	6.44

Total interest-earning assets	338,962	16,145	4.76	295,667	15,086	5.10

LIABILITIES
Savings deposits	67,501	361	0.53	65,511	531	0.81
NOW accounts	65,647	150	0.23	62,796	273	0.43
Money market accounts	58,430	534	0.91	45,170	465	1.03
Time deposits	60,211	1,330	2.21	58,145	1,518	2.61
Short term borrowings	17,395	219	1.26	3,694	37	1.00

Total interest-bearing liabilities	269,184	2,594	0.96	235,316	2,824	1.20
Non interest-bearing deposits	67,000	—		61,220	—

Total deposits and interest-bearing liabilities	$336,184	2,594	0.77	$296,536	2,824	0.95

Net interest income		$13,551			$12,262

Net interest spread			3.99%			4.15%

Net interest margin			4.00%			4.15%

(1)	Interest income and yield are stated on a fully tax-equivalent basis. The total amount of adjustment for investments is $36,000 and $23,000 for 2005 and 2004, respectively. The total amount of adjustment for loans is $181,000 and $193,000 for 2005 and 2004, respectively. A federal tax rate of 34% was used in performing this calculation.
(2)	Includes loan fees of $281,000 in 2004 and $338,000 in 2003.
(3)	Includes non-accruing loan balances and interest received on non-accruing loans.

The following table shows, for the periods indicated, the dollar amount of charges in interest income and interest expense resulting from changes in volume and interest rates:

	Year Ended December 31, 2004 compared to Year Ended December 31, 2003
	Due to a change in:
	Volume(1)	Rate(1)	Total
	(Dollars in thousands)
Interest income from:
Federal funds sold and interest-bearing deposits	$(131)	$14	$(117)
Investments	1,225	63	1,288
Loans, net of unearned income	1,249	(1,361)	(112)

Total	2,343	(1,284)	1,059

Interest expense on:
Savings deposits	16	(186)	(170)
NOW accounts	12	(135)	(123)
Money market accounts	137	(68)	69
Time deposits	54	(242)	(188)
Short term borrowings	137	45	182

Total	356	(586)	(230)

Net interest income	$1,987	$(698)	$1,289

(1)	The change in interest attributed to both rate and volume has been allocated to the changes in the rate and the volume on a pro rated basis.

Interest and Dividend Income

Interest and dividend income for the year ended December 31, 2004 was $15.9 million, compared to $14.9 million for the year ended December 31, 2003, an increase of $1.0 million, or 6.7%. The increase in interest and dividend income was a result of an increase in the average balance of interest earning assets. The average balance of interest-earning assets increased from $295.7 million in 2003 to $339.0 million in 2004, an increase of $43.3 million, or 14.6%. The increase in the average balance of interest-earning assets was primarily a result of an increase in the average balance of investments and federal funds sold of $23.9 million, or 21.6%, and an increase in loans of $19.4 million, or 10.5%, offset by a slight decrease in the average yield on interest-earning assets of 4.76% from 5.10% at December 31, 2003.

Interest Expense

Interest expense for the year ended December 31, 2004 was $2.6 million, compared to $2.8 million for the year ended December 31, 2003, a decrease of $200,000, or 7.1%. The decrease in interest expense was primarily due to decreasing rates paid on deposits. The average balance of interest-bearing liabilities increased from $235.3 million for 2003 to $269.2 million in 2004, an increase of $33.9 million, or 14.4%. The cost of average interest-bearing liabilities decreased 24 basis points to 0.96%, for the year ended December 31, 2004.

Provision for Loan Losses

The provision for loan losses was $560,000 for 2004, compared to $120,000 for 2003. The level of the reserve position for the fiscal year ended December 31, 2004 was a direct result of the increased growth in the loan portfolio specifically the increased level of commercial real estate loans, which generally bear a higher risk than single family residential lending, and the increased level of loans charged-off during the period.

Noninterest Income

For the year-ended December 31, 2004, noninterest income, net of gains and losses on investment activities and other non-recurring gains, totaled $3.9 million, compared to $3.5 million in 2003, an increase of $445,000, or 12.9%. These changes were primarily a result of an increase in income from fiduciary activities, the sale of non-deposit products and other deposit fees. During the period the Company also recognized a gain of $75,000 in 2004 from the sale of investment securities compared to $248,000 in 2003. The Company also recognized a gain on sale of real estate in 2004 of $317,000.

The following table sets forth the various components of noninterest income for the year ended December 31, 2004 and 2003 and the dollar amount and percentage change between the periods:

	December 31,		Increase (Decrease)
	2004	2003	$	%
	(Dollars in thousands)
Income from fiduciary activities	$1,726	$1,540	$186	12.08%
Fees from sale of non-deposit products	114	—	114	100.00
Service charges on deposit accounts	614	643	(29)	(4.51)
Other deposit fees	584	419	165	39.38
Gain on sales and calls of available-for-sale securities, net	75	248	(173)	(69.76)
Gain on sales of loans, net	56	388	(332)	(85.57)
Gain on sale of real estate	317	—	317	100.00
Income (loss) on cash surrender value of life insurance	218	(111)	329	(296.40)
Other income	587	575	12	2.09

Total noninterest income	$4,291	$3,702	$589	15.91%

Noninterest Expense

Total noninterest expense was $13.4 million for the year ended December 31, 2004, compared to $12.1 million for the year ended December 31, 2003, an increase of $1.3 million, or 10.9%. Total salaries and benefits increased $785,000, or 11.0%, primarily due to an increase in compensation and employee benefit plans, an increase in the number of employees from the opening of an additional branch location and the addition of new loan officers in the lending division. Occupancy and equipment expense totaled $1.8 million compared to $1.7 million for the same period last year, an increase of $86,000, or 5.1%. This increase was the result of the increased level of depreciation on improvements associated with the added space for the new retail location of the Bank. Marketing and public relations expense totaled $437,000, compared to $329,000 for the same period last year, an increase of $108,000, or 32.8%, primarily as a result of the promotion and introduction of new deposit products and the new retail location opened during the year.

The following table sets forth the various components of noninterest expense for the year ended December 31, 2004 and 2003 and the dollar amount and percentage change between the periods:

	December 31,		Increase (Decrease)
	2004	2003	$	%
	(Dollars in thousands)
Salaries and employee benefits	$7,931	$7,146	$785	10.99%
Director fees	261	182	79	43.41
Occupancy expense	1,107	1,034	73	7.06
Equipment expense	665	652	13	1.99
Data processing fees	843	795	48	6.04
Marketing and public relations	437	329	108	32.83
Professional fees	715	653	62	9.49
Other expense	1,499	1,344	155	11.53

Total noninterest expense	$13,458	$12,135	$1,323	10.90%

Income Taxes

For the year ended December 31, 2004, income taxes of $1.1 million were provided on income before taxes of $3.6 million, for an effective rate of 30.7%, compared to $1.3 million on income before taxes of $3.5 million for an effective rate of 37.7%, for the year 2003. The change in effective tax rates from year to year is a result of the Bank establishing a Massachusetts securities corporation in which investment income is taxed a lower rate than the Bank.

Capital Resources

As of March 31, 2006 and December 31, 2005, the Company had total stockholders’ equity of $28.7 million. As of December 31, 2005, the Company had total stockholders’ equity of $28.7 million, as compared with $28.0 million at December 31, 2004, which represents an increase of $709,000, or 2.5%.

The capital ratios of the Company and the Bank exceed applicable regulatory requirements (see Note 16 to the consolidated financial statements as of and for the year ended December 31, 2005 included in this prospectus). The Company’s and the Bank’s actual capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of March 31, 2006:
Total Capital (to Risk Weighted Assets):
Consolidated	$32,246	10.77%	$23,950	≥8.0%	N/A
Bank	29,638	9.98	23,748	≥8.0	$29,685	≥10.0%

Tier 1 Capital (to Risk Weighted Assets):
Consolidated	29,594	9.89	11,975	≥4.0	N/A
Bank	26,987	9.09	11,874	≥4.0	17,811	≥6.0

Tier 1 Capital (to Average Assets):
Consolidated	29,594	7.09	16,695	≥4.0	N/A
Bank	26,987	6.55	16,479	≥4.0	20,598	≥5.0

As of December 31, 2005:
Total Capital (to Risk Weighted Assets):
Consolidated	$31,818	11.19%	$22,754	≥8.0%	N/A
Bank	29,528	10.47	22,568	≥8.0	$28,210	≥10.0%

Tier 1 Capital (to Risk Weighted Assets):
Consolidated	29,304	10.31	11,377	≥4.0	N/A
Bank	27,014	9.58	11,284	≥4.0	16,926	≥6.0

Tier 1 Capital (to Average Assets):
Consolidated	29,304	6.84	17,154	≥4.0	N/A
Bank	27,014	6.75	16,005	≥4.0	20,006	≥5.0

As of December 31, 2004:
Total Capital (to Risk Weighted Assets):
Consolidated	$30,435	12.24%	$19,897	≥8.0%	N/A
Bank	28,343	11.48	19,751	≥8.0	$24,689	≥10.0%

Tier 1 Capital (to Risk Weighted Assets):
Consolidated	28,197	11.34	9,948	≥4.0	N/A
Bank	26,162	10.60	9,875	≥4.0	14,813	≥6.0

Tier 1 Capital (to Average Assets):
Consolidated	28,197	7.31	15,432	≥4.0	N/A
Bank	26,162	6.82	15,340	≥4.0	19,174	≥5.0

Liquidity

Liquidity is measured by the Bank’s ability to raise funds instantaneously by converting assets or liabilities to cash at either minimum or no loss to the Bank. As a matter of policy, liquidity is managed so that general operations can be funded and any extraordinary needs can be met. The goal of the Bank’s liquidity management effort is to deploy excess funds so that profits can be maximized while the continuity of operations is maintained.

The factors that have most influenced the Bank’s liquidity policy are as follows:

(1) reliability and stability of the Bank’s deposit base;

(2) quality of the asset portfolio;

(3) maturity structure and pledging status of the Bank’s investment portfolio;

(4) potential for loan demand;

(5) possibility of extraordinary liquidity demands;

(6) anticipated changes in loan repayments; and

(7) level of the Bank’s non-performing and non-earning assets.

In addition, it is recognized that liquidity and asset/liability management are two closely related components of the Bank’s overall financial management. If asset/liability gaps are matched, assets and liabilities will be maturing and/or re-pricing at about the same time. This will keep the Bank from becoming illiquid or vulnerable to changes in interest rates.

The Bank measures its liquidity on three distinct levels.

Primary liquidity serves as a source of funds to meet the immediate cash needs of the Bank. Primary liquidity includes cash on hand and due from banks, un-pledged securities that mature in 30 days or less, federal funds sold and the current un-advanced portion of available lines of credit (FHLB and Bank of America). Primary liquidity is calculated on a weekly basis and reported as part of the management ALCO reports. The current internal guideline for primary liquidity is 2% to 10% of total assets.

Secondary liquidity is intended as an additional source of funds for the Bank to meet intermediate and long-term cash needs to fund growth expectations and any unexpected funding demands on the Bank. Secondary liquidity will consist of un-pledged investment securities available for sale, at current market value, and the un-advanced portion of available borrowing capacity at the FHLB. The current internal guideline for secondary liquidity is 5% to 20% of total assets. As of March 31, 2006 the Bank had total approved borrowing capacity with the Federal Home Loan Bank of Boston of $95.6 million. Total advances outstanding as of March 31, 2006 were $40 million leaving available borrowing capacity of approximately $55.6 million.

Total liquidity will be the combination of the primary and secondary liquidity and is the total measure of the Bank’s growth capacity before the generation of additional deposits. It is the intention of the Bank to cover all foreseeable demands for cash and still maintain a total liquidity Ratio of 10% to 25% of total assets.

As of March 31, 2006 the Bank is in compliance with the established internal guidelines, with primary liquidity, secondary liquidity and total liquidity of 5.29%, 26.47% and 31.76% of total assets, respectively.

As an additional source of liquidity the Bank has the ability to use brokered deposits as a source of funds. The Bank monitors the market for these products and if rates warrant they will be considered as an additional source of liquidity. The Bank has established a limit of 10% of deposits as a maximum level of such deposits. As of March 31, 2006, the Bank has no brokered certificates of deposit.

The primary function of liquidity management is to assure adequate liquidity and maintain an appropriate balance between interest-sensitive earning assets and interest-bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

Certain marketable investment securities, particularly those of shorter maturities, are the principal source of asset liquidity. The Company maintains such securities in an available for sale account as a liquidity resource. Securities maturing in one year or less amounted to $8.7 million at March 31, 2006; additionally, a minimum amount of contractual payments in the amount of $10.5 million for the mortgage-backed securities portfolio is due within one year. At March 31, 2006, $48.9 million of our certificates of deposit and $40.0 million in borrowings are expected to mature in one year or less. Assets such as federal funds sold, mortgages held for sale, pre-payments and payoffs on mortgage-backed securities, as well as maturing loans, are sources of liquidity.

Asset/Liability Management

The Company’s Asset/Liability Management Committee (the “ALCO Committee”) is comprised of the President and Chief Executive Officer of the Company, the Executive Vice President and Chief Financial Officer, the Executive Vice President and Senior Loan Officer, the Executive Vice President of Retail Banking, the Senior Vice President of Operations, Senior Vice President and Chief Risk officer, and various lending, marketing and finance officers. This Committee is responsible for managing interest rate risk in accordance with policies approved by the Board of Directors regarding acceptable levels of interest rate risk, liquidity and capital. This Committee meets regularly and sets the rates on deposits and loan products, approves loan pricing strategies, reviews investment transactions and sets other strategic initiatives that relate to balance sheet management and structure as considered necessary. This Asset/Liability Management Committee reports to the Board of Director ALCO Committee, which is comprised of several independent Directors and the President and Chief Executive Officer.

The Company is subject to interest rate risk in the event that interest rates increase or decrease. The two primary measurements of exposure to changes in interest rates, which the Bank manages and monitors closely, are net interest income simulation, using various interest rate scenarios, and rate shocks, and their impact on the economic value of equity, given specific interest rate scenarios.

The Bank works with an independent third party consultant to calculate and review these various measurements. The Board and Management ALCO committees meet with the third party consultant on a quarterly basis to review the results of the current period as measured against established guidelines, trends from previous analyses and the impact of the strategies put in place on actual period over period results and to formulate strategies and direction to comply with established guidelines and to adjust to current economic conditions and direction.

Gap Analysis

The Company’s objectives are to be substantially neutral with respect to interest rate sensitivity and maintain a net cumulative gap at one year of less than +/- 25% of total assets. The Company’s current practices are consistent with these objectives. The Company believes that it is successfully managing its interest rate risk consistent with these goals. Listed below is a gap analysis as of March 31, 2006 by re-pricing date or maturity.

	0-31 Days	1-3 Months	3-6 Months	6-12 Months	1-5 Years	Over 5 Years
	(Dollars in thousands)
ASSETS

Investments (1)	$1,905	$4,685	$5,657	$9,722	$81,297	$9,905
Interest bearing demand deposits	90	—	—	—	—	—
Total loans	37,871	21,945	4,843	16,145	143,611	60,437

Total earning assets	39,866	26,630	10,500	25,867	224,908	70,342

LIABILITIES

Noninterest bearing deposits	—	—	—	—	—	74,116
Savings	—	—	20,177	—	40,906	—
NOW accounts	—	—	20,874	—	42,380	—
Money market accounts	26,502	—	—	—	26,502	26,501
Total time deposits	6,386	6,863	9,236	26,446	13,900	—

Total deposits	32,888	6,863	50,287	26,446	123,688	100,617
Borrowed funds	38,200	—	—	1,800	—	—

Securities sold under agreements to repurchase	11,202	—	—	—	—	—

Total liabilities	82,290	6,863	50,287	28,246	123,688	100,617

Net asset (liability) gap	$(42,424)	$19,767	$(39,787)	$(2,379)	$101,220	$(30,275)

Cumulative gap	$(42,424)	$(22,657)	$(62,444)	$(64,823)	$36,397	$6,122

% cumulative gap	(10.01)%	(5.34)%	(14.73)%	(15.29)%	8.58%	1.44%

(1)	Includes Federal Reserve Bank stock and Federal Home Loan Bank stock.

The table above indicates the amounts of interest-earning assets, interest-bearing liabilities and non-interest bearing deposits at March 31, 2006, which, based upon certain assumptions, are anticipated to reprice, repay or mature in the time periods presented. Except as stated below, the amounts of assets and liabilities shown repricing or maturing during a particular period reflect the earlier of term to repricing or maturity. The table is intended to provide an approximation of the projected repricing which existed at March 31, 2006. For purposes of presentation, the Bank utilized its best estimates related to non-maturity deposits as to when they would reprice or be subject to possible transfer to other types of accounts. It is estimated that one-third of the balances of NOW and savings accounts are rate sensitive within six months and the remainder are between 1 and 5 years, while money market accounts are estimated to have one-third of the balances be immediately rate sensitive and the remainder split between 1 to 5 years and beyond 5 years. The Bank believes these estimates are conservative and that the ability to accurately predict the impact and repricing of non-maturity deposits is very subjective. All amounts presented for loans and investments are based upon the earlier of scheduled repricing or stated maturity, whichever comes first. No prepayment assumptions are applied against the loan and deposit portfolio for gap table purposes.

There are certain limitations inherent in the assumptions used to prepare the table. For example, although certain assets and liabilities may possess similar maturities or periods to repricing, they are impacted by different market forces and tied to various indices, which could react differently to changes in interest rates. Also, the interest rate indices on which repricing of certain assets and liabilities are dependent could react differently to, and in some cases lag, changes in market interest rates. Certain assets also contain restrictions which could limit the amount interest rates could change in a given time period; these restrictions are known as interest rate adjustment caps. In addition, certain changes in interest rates could impact the level of prepayment on loans or early withdrawal on time deposits. The table as presented makes no assumptions on possible prepayments or early withdrawals which would also impact actual repricing activities.

Off-Balance Sheet Arrangements

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers. In the opinion of Management, these off-balance sheet arrangements are not likely to have a material effect on the Company’s financial conditions, results of operations, or liquidity. For a discussion of this matter, please see Note 14 to our consolidated financial statements included elsewhere in this prospectus.

As of March 31, 2006, the Bank had the following commitments outstanding:

Revolving open-end lines secured by residential real estate	$26.0 million
Commitments to fund loans	$18.7 million
Other unused commitments	$25.1 million
Standby letters of credit	$291,000

Market Risk

Market risk is the risk of loss from adverse changes in market prices. In particular, the market price of interest-earning assets and liabilities may be affected by changes in interest rates. Since net interest income (the difference or spread between the interest earned on loans and investments and the interest paid on deposits and borrowings) is the Company’s primary source of revenue, interest rate risk is the most significant non-credit related market risk to which the Company is exposed. Net interest income is affected by changes in interest rates as well as fluctuations in the level and duration of the Company’s assets and liabilities.

The Company’s average net interest margin for the year ended December 31, 2005 amounted to 4.10%, in comparison to the 4.00% for the year ended December 31, 2004. Interest rate risk is the exposure of net interest income to movements in interest rates. In addition to directly impacting net interest income, changes in interest rates can also affect the amount of new loan originations, the ability of borrowers to repay variable rate loans, the volume of loan prepayments and re-financings, the carrying value of investment securities classified as available for sale and the flow and mix of deposits.

As part of its risk management practices the Company runs net interest income simulations to determine the impact on net interest income given an increase or decrease in interest rates as these changes would have an impact on future levels of net interest income. These simulations require that estimates and assumptions be made with respect to deposit pricing; including potential changes in non-maturity core deposits, and reinvestment of cash flows from the loan and investment portfolios given changes in rates both up and down. The results of the recent simulations are as follows:

	March 31, 2006			December 31, 2005
	Projected Net interest Income	Change from year 1 base case		Projected Net interest Income	Change from year 1 base case
		$	%		$	%
Year 1 projections:
Down 200 basis points	$15,913	$205	1.31%	$15,743	$18	0.11%
Base	$15,708	$—	—	$15,725	$—	—
Up 200 basis points	$15,222	$(486)	(3.09)%	$15,346	$(379)	(2.41)%

Year 2 projections:
Down 200 basis points	$15,937	$(229)	(1.46)%	$15,426	$(299)	(1.90)%
Base	$16,422	$714	4.55%	$16,151	$426	2.71%
Up 200 basis points	$16,203	$495	3.15%	$16,169	$444	2.82%

The above information would indicate that as of both December 31, 2005 and March 31, 2006, the Company was slightly asset sensitive. The reason that net interest income declines in year 1 and increases in year 2 in the up-rate scenario is a result of the initial impact of increasing core deposit rates which is then more than offset in year 2 as a greater level of assets re-price at current rates than liabilities. These changes are within the risk tolerance levels established by the Company policies.

In the event that interest rates increase or decrease, the economic value of equity (EVE) changes due to its inherent correlation to changes in the market value of the Company’s assets and liabilities. The Company is considered “liability sensitive” if changes in the interest rate would cause the assets of the Company to extend out, and as a result, liabilities would re-price faster than assets. Conversely, the Company is considered “asset sensitive” if interest rate changes cause liabilities to extend out, thus making assets re-price faster than liabilities.

As of March 31, 2006, the capital ratio of the Company on an EVE basis, at current rate levels, was 14.2%. Based on the most recent analysis it is estimated that an immediate increase in interest rates of 200 basis points (for example, an increase in the prime rate from 7.50% to 9.50%) would result in an EVE capital ratio of 15.0%. Alternatively, if interest rates were to decrease by 200 basis points, the EVE capital ratio is estimated to be 11.8%. These changes are within the risk tolerance levels established by the Company policies.

Impact of Inflation and Changing Prices

Our consolidated financial statements have been prepared in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Notwithstanding this, inflation can directly affect the value of loan collateral, in particular, real estate. Inflation, or disinflation, could significantly affect the Company’s earnings in future periods.

Business

Since August 2002, our new management team has focused on executing our business plan and has made significant investments in infrastructure and acquiring experienced lending personnel in order to enhance our long term profitability. Our overall strategy is to continue the expansion of our banking franchise to become the leading independent bank in the North Shore Region and to improve our overall efficiency and profitability by:

•	taking advantage of opportunities created by the wealth characteristics and business activity in the North Shore Region;

•	capitalizing on the consolidation of banking institutions within the North Shore Region to attract dislocated customers, acquire new branch locations and recruit experienced banking officers, directors and employees;

•	focusing on local management and a commitment to the local community in each of our market areas; and

•	attracting new customers in the markets we serve by providing personalized service in an efficient manner, together with a full range of high quality financial services and products.

We believe there is ample opportunity for us to increase our share of deposits within Essex County. As of June 30, 2005, the Bank held 2.5% of the deposits in Essex County. Of the 254 banking offices located within Essex County, having $14.9 billion in deposits, Eastern Bank, Sovereign, Bank of America and TD Banknorth accounted for 48.5% of the market. In addition, Citizens Bank, Danvers Bank and Salem Five accounted for another 17.3% of the market.

Expanding Our Banking Franchise. We operate in what we believe to be a highly attractive market with strong income characteristics. Our strategy is to position ourselves as the leading independent community bank in the North Shore Region. In September 2004, we opened our first de novo branch since hiring Mr. Fournier, consisting of a full service branch in Danvers, Massachusetts. With $13 million in total deposits and only $3 million in certificates of deposit after approximately a year and a half of operation, we expect the Danvers branch to contribute to our profitability in the near term. Our goal is to establish between three and five additional branches in the most attractive communities within the North Shore Region over the next three to five years. We hope to achieve growth and profitability for the branch locations that we open over the next three to five years that are comparable to those of our Danvers branch. Our estimated investment to open a full service branch office runs between $500,000 and $1.6 million, depending primarily on whether it is a leased or owned facility. Leased facilities generally require an investment of $250,000 to $500,000, whereas an owned facility requires an investment of approximately $750,000, plus the cost of the land. To meet the demands of an expanding customer base in North Beverly, the Bank has received all necessary approvals to completely renovate our North Beverly branch and during 2006 we will add an additional 830 square feet of retail space with expanded drive-up window and ATM delivery channels. To accomplish our branch expansion strategy, we plan to:

•	Focus our expansion efforts on adjacent population and business centers in the North Shore Region, which will enable us to expand our franchise without significant brand deterioration.

•	Implement a branch expansion strategy that focuses on establishing new branches through the most cost effective alternatives available to us. Although our de novo expansion plan calls for modest growth in full service branch locations, we would consider more rapid expansion if economically sound and suitable acquisitions or branching opportunities should present themselves or otherwise be available to or identified by us.

•	Purchase or lease parcels of land that we will develop for full service branches. Our decision to pursue this alternative will be predicated upon the site location, the cost to acquire the site, and the absence of an existing branch that can be renovated and reopened. Currently, we lease most of our branch facilities. Given the increases in real estate values throughout our market areas and the long lead time to develop a branch facility, we expect to lease most of our new branch facilities as we continue to expand our franchise.

Growing our Loan Portfolio and Deposits. In order to grow our loans and our deposits, we are undertaking the following initiatives:

•	We are empowering our Branch Managers to take a more active role in the growth of our retail operations. We are committed to implementing a more sales oriented culture through the alignment of our incentive compensation structure with defined revenue growth and business development objectives.

One major objective is to leverage our customer relationships in trust and wealth management services. As of March 31, 2006, we had $233 million in assets under management and $288 million in total assets in our custody. Given the wealth characteristics in our markets, we are developing specialized mortgage and consumer loan products to further enhance our business opportunities with our asset management clients.

•	We have enhanced our overall lending capabilities through a series of management initiatives to hire experienced lenders and strengthen our underwriting, credit analysis and automation processes. As a result, our net loans have increased from $174.4 million at December 31, 2003 to $282.2 million at March 31, 2006, or 27.5% on an annualized basis.

We recently expanded our commercial loan team to six lending officers, each with more than 15 years of operating experience in our market area. In an effort to improve our operating efficiency and maximize the deposit relationships of our commercial clients, we recently transferred management responsibility for commercial deposit relationships to our Chief Lending Officer and introduced a series of cash management services. We believe that these initiatives, coupled with recent improvements in the underwriting and credit administration/oversight process, will enable us to continue to leverage our resources as we grow our commercial loan portfolio.

Leveraging Our Infrastructure. We have made significant investments in our infrastructure consisting of our operating systems and personnel that are designed to accommodate our long-term growth and profitability initiatives. As we grow into our infrastructure, we expect to more effectively leverage our resources while controlling our expenses and maintaining a disciplined approach to control our funding costs.

Maintaining Our Low Cost of Funds. We are committed to maintaining our low cost of funds and improving the composition of our deposit base by aggressively seeking core deposits. We have introduced a variety of deposit products designed to attract core deposits. These deposit products provide attractive features and benefits to our customers while encouraging multiple account relationships. We are having our lenders and relationship managers seek non-interest bearing deposits from new and existing lending customers. The growth of our core deposits should help us to achieve a lower overall cost of funds and should have a positive impact on our net interest income.

Continuing Our Customer Orientation and Local Management. Our business strategy is based on our assessment that customers prefer to conduct business with a bank that is managed by experienced local bankers. Therefore, our lenders and relationship managers tend to be responsive to the needs of our customers by providing them with prompt decisions and a high level of personal service.

As part of our customer focus, we provide a full array of financial services and products through the Bank or arrangements with third-party vendors, including:

•	real estate, commercial and consumer loans;

•	electronic transfer services, internet banking and bill paying services;

•	deposit services;

•	investments; and

•	ATMs, debit cards, credit cards and merchant services.

Loan Portfolio

The following table summarizes the distribution of the Bank’s loan portfolio as of March 31, 2006 and December 31, 2005, 2004, 2003, 2002 and 2001, as indicated: (in thousands)

	March 31,		December 31,
	2006	% of Total	2005	% of Total	2004	% of Total	2003	% of Total	2002	% of Total	2001	% of Total
Commercial, financial and agricultural	$45,300	16.07%	$42,034	15.73%	$45,520	19.40%	$34,788	19.95%	$37,903	19.80%	$29,725	16.70%
Real estate—construction and land development	20,303	7.20%	16,413	6.14%	5,786	2.47%	4,409	2.53%	2,209	1.15%	4,993	2.81%
Real estate—residential	102,282	36.24%	98,007	36.67%	83,954	35.77%	63,346	36.31%	81,245	42.46%	72,577	40.78%
Real estate—commercial	103,539	36.67%	98,761	36.95%	87,366	37.24%	59,196	33.94%	57,703	30.15%	54,497	30.62%
Consumer	3,854	1.37%	4,949	1.85%	6,536	2.79%	7,233	4.15%	7,576	3.96%	8,571	4.82%
Other	8,896	3.15%	8,968	3.36%	6,997	2.98%	6,972	4.00%	6,110	3.19%	9,144	5.14%

	284,174	100.70%	269,132	100.70%	236,159	100.65%	175,944	100.88%	192,746	100.71%	179,507	100.87%
Allowance for loan losses	(2,652)	(0.94)%	(2,514)	(0.94)%	(2,181)	(0.93)%	(2,183)	(1.25)%	(2,013)	(1.05)%	(1,996)	(1.12)%
Deferred loan costs, net	680	0.24%	638	0.24%	652	0.28%	651	0.37%	661	0.34%	453	0.25%

Net Loans	$282,202	100.00%	$267,256	100.00%	$234,630	100.00%	$174,412	100.00%	$191,394	100.00%	$177,964	100.00%

Most of the Bank’s business activity is with customers located within Massachusetts. The majority of the Bank’s loan portfolio is comprised of loans collateralized by real estate located in the Commonwealth of Massachusetts.

The types of loans offered by the Bank include a broad spectrum of commercial loans, typical of those offered by community banks, along with a broad array of residential mortgage loans and other consumer-based loans. The Bank’s residential real estate loans include both fixed and variable rate loans. The Bank also offers construction mortgage loans and revolving equity loans secured by residential mortgages.

In addition to relying upon the adequacy of collateral, the Bank’s primary underwriting consideration with respect to such loans are the ability of the borrower to repay the loan and the sources of available funds to repay such loans.

The Bank offers a variety of commercial loans. Generally, such loans are secured by real estate and are supported with personal guarantees. Such loans may be structured on a term or demand basis. Additional underwriting concerns by the Bank with respect to such loans include the ability of commercial borrowers to withstand interest rate increases, reduced revenue and an assessment of the borrower’s ability to complete its project management, as well as an assessment of industry and economic considerations. Generally, loan to value limits for real estate loans do not exceed 80% if the premises are owner occupied or 70% if the premises are not owner occupied. However, under certain circumstances, such as instances in which the borrowers demonstrate exceptional cash flow, such loan to value standards may be exceeded with proper authorization consistent with the Bank’s lending policies. The Bank also offers a variety of consumer loans on both a secured and unsecured basis.

Loan Maturities and Rates

The following table sets forth certain information at March 31, 2006 regarding the dollar amount of principal repayments becoming due during the periods indicated. The table does not include any estimate of prepayments that significantly shorten the average life of our loans and may cause our actual repayment experience to differ from that shown. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below exclude applicable loans in process, unearned interest on consumer loans and deferred loan fees.

	Commercial	Construction	Residential Real Estate	Commercial Real Estate	Consumer	Other	Total Loans
Amounts due in:
One year or less	$18,374	$17,289	$23,036	$9,134	$2,813	$174	$70,820
More than one year to three years	6,821	1,646	28,096	22,699	759	—	60,021
More than three years to five years	10,520	385	17,336	43,355	263	3,309	75,168
More than five years to fifteen years	8,761	983	23,489	20,637	19	3,875	57,764
More than fifteen years	824	—	10,325	7,714	—	1,538	20,401

Total amount due	$45,300	$20,303	$102,282	$103,539	$3,854	$8,896	$284,174

The following table sets forth the dollar amounts of all loans at March 31, 2006 that are due after March 31, 2007 and have either fixed interest rates or variable interest rates. The amounts shown below exclude applicable loans in process, unearned interest on consumer loans and deferred loan fees.

	Fixed Rates	Variable Rates	Total
Commercial	$21,726	$5,200	$26,926
Construction	1,646	1,368	3,014
Residential real estate	26,530	52,716	79,246
Commercial real estate	37,321	57,084	94,405
Consumer	945	96	1,041
Other	1,538	7,184	8,722

Total loans	$89,706	$123,648	$213,354

Non-Accrual, Past Due and Restructured Loans and Other Real Estate Owned

It is the policy of the Bank to discontinue the accrual of interest on loans when, in management’s judgment, the collection of the full amount of interest is considered doubtful. This will generally occur once a loan has become 90 days past due, unless the loan is well secured and in the process of collection. Restructured loans generally may have a reduced interest rate, an extension of loan maturity, future benefits for current concessions and a partial forgiveness of principal or interest; there were no restructured loans outstanding at any of the dates presented. The following table sets forth information on non-accrual and past due loans, as of the dates indicated:

	March 31, 2006	December 31,
		2005	2004	2003	2002	2001
	(In thousands)
Total nonaccrual loans	$20	$2	$529	$1,007	$575	$337
Loans past due 90 days or more and still accruing	—	—	—	—	1	—

Total	$20	$2	$529	$1,007	$576	$337

The amount of interest income recorded on non-accrual loans and restructured loans outstanding for the period, amounted to $0 for the three months ended March 31, 2006, $0 in 2005, $4,000 in 2004, $33,000 in 2003, $28,000 in 2002 and $14,000 in 2001. Had these loans performed in accordance with their original terms, the amount recorded would have been $0 for the three months ended March 31, 2006, $5,000 in 2005, $59,000 in 2004, $55,000 in 2003, $45,000 in 2002 and $31,000 in 2001.

As of March 31, 2006, there were no loans included above that were known by management to have possible credit problems of the borrowers that caused management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

The Bank did not have any foreclosed real estate assets or other real estate owned at March 31, 2006 or at December 31, 2005, 2004, 2003, 2002 or 2001.

Summary of Loan Loss Experience

The following table summarizes historical data with respect to average loans outstanding, loan losses and recoveries, and the allowance for loan losses at and for each of the periods indicated:

	March 31,		December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands)
Average loans outstanding, net of unearned income	$274,040	$239,760	$248,025	$204,651	$185,259	$191,832	$175,818

Allowance for loan losses

Balance at beginning of period	$2,514	$2,181	$2,181	$2,183	$2,013	$1,996	$1,913

(Charge-offs):
Real estate—construction and land development	—	—	—	—	—	—	—
Real estate—residential	—	—	(141)	—	—	—	—
Real estate—commercial	—	—	—	—	—	—	—
Commercial, financial and agricultural	—	—	(242)	(609)	(44)	(518)	(93)
Consumer	(4)	(6)	(25)	(33)	(34)	(14)	(9)

Recoveries:
Real estate—residential	—	—	—	—	—	168	2
Commercial, financial and agricultural	1	13	154	77	119	75	45
Consumer	1	—	2	3	9	2	3

Net (charge-offs) recoveries	(2)	7	(252)	(562)	50	(287)	(52)

Provision for loan losses	140	140	585	560	120	304	135

Balance at period end	$2,652	$2,328	$2,514	$2,181	$2,183	$2,013	$1,996

Ratio of net (charge-offs) recoveries to average loans	—%	—%	(0.10)%	(0.28)%	0.03%	(0.15)%	(0.03)%

Allowance for Loan Losses

An allowance for loan losses is maintained to provide for losses that are currently identified or are inherent on loans in the current portfolio. The allowance is increased by provisions charged to current operations and is decreased by loan losses, net of recoveries. The provision for loan losses is based on Management’s evaluation of current and anticipated economic conditions, changes in the character and size of the loan portfolio, and other indicators. The balance in the allowance for loan losses is considered adequate by Management to absorb any reasonably foreseeable loan losses.

The following table reflects the allocation of the allowance for loan losses and the percentage of loans in each category to total outstanding loans as of and for each of the periods indicated:

			December 31,
	March 31, 2006		2005		2004		2003		2002		2001
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial, financial, agriculture & construction	$1,236	23.0%	$1,147	21.7%	$911	21.6%	$1,167	22.4%	$898	20.8%	$749	19.4%
Real estate—residential	250	35.9%	283	36.4%	226	35.7%	229	36.0%	371	42.2%	334	40.4%
Real estate—commercial	1,129	36.4%	1,073	36.7%	1,035	36.9%	764	33.6%	737	29.9%	614	30.3%
Consumer	3	1.5%	6	1.8%	5	2.8%	13	4.1%	5	3.9%	25	4.8%
Other	34	3.2%	5	3.4%	4	3.0%	10	3.9%	2	3.2%	—	5.1%
Unallocated	—	—%	—	—%	—	—%	—	—%	—	—%	274	—%

Total	$2,652	100.0%	$2,514	100.0%	$2,181	100.0%	$2,183	100.0%	$2,013	100.0%	$1,996	100.0%

The Bank formally determines the adequacy of its allowance on a quarterly basis. This determination is based on an assessment of credit quality or “risk rating” of loans by senior management, which is submitted to the Board of Directors for approval. Loans are initially risk rated when originated and reviewed periodically. If there is deterioration in the credit, the risk rating is adjusted accordingly.

The allowance also includes a component resulting from the application of the measurement criteria of Statements of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan. Impaired loans receive individual evaluation of the allowance necessary on a quarterly basis. The Bank’s Loan Policy states that when it is probable that the Bank will not be able to collect all principal and interest due according to the terms of the note, the loan is considered impaired.

Commercial loans and construction loans are considered to be impaired under any one of the following circumstances: non-accrual status; loans over 90 days delinquent; troubled debt restructures consummated after December 31, 1994; or loans classified as “doubtful”, meaning that they have weaknesses which make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The individual allowance for each impaired loan is based upon an assessment of the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

The loss factor applied as a general allowance is determined by a periodic analysis of the Allowance for Loan Losses. This analysis considers historical loan losses as well as delinquency figures and trends.

Concentrations of credit and local economic factors are also evaluated on a periodic basis. Historical average net losses by loan type are examined and any identified trends are assessed. The Bank’s loan mix over that same period of time is also analyzed. A loan loss allocation is made for each type of loan and multiplied by the loan mix percentage for each loan type to produce a weighted average factor.

At March 31, 2006, the allowance for loan losses totaled $2.7 million representing 13,260% of non-performing loans, which totaled $20,000, and 0.93% of total loans, including deferred costs, net, of $284.9 million. This compared to an allowance for loan losses of $2.5 million representing 125,700% of non-performing loans, which totaled $2,000, and 0.93% of total loans, including deferred costs, net, of $269.8 million at December 31, 2005.

The Bank charged off a total of $408,000 of loans during 2005, as compared to $642,000 charged off during 2004. A total of $156,000 was recovered of previously charged-off loans during 2005, compared to $80,000 recovered during 2004. During the quarter ended March 31, 2006, the Bank charged off a total of $4,000 of loans, as compared to $6,000 charged-off during the first quarter of 2005. A total of $2,000 was recovered of previously charged-off loans during the first quarter of 2006, compared to $13,000 recovered during the first quarter of 2005. Management believes that the allowance for loan losses is adequate. However, while management estimates loan losses using the best available information, no assurances can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans and other factors, both within and outside of management’s control. Additionally, with expectations of the Bank to continue to grow its loan portfolio, ongoing periodic provisions to the allowance are likely to be necessary to maintain adequate coverage ratios.

Investment Portfolio

Our investment portfolio is managed internally pursuant to an investment policy adopted by our Board of Directors. The Bank does not utilize an investment advisory firm to manage the portfolio. Our investment policy authorizes us to invest in a variety of instruments that are allowed and approved by the Bank’s primary regulatory agency. The policy has established limits as to a percentage of the portfolio and to total assets for each of the various security types and maximum size per individual investment. Our investment strategy is to keep the duration of our investment portfolio within five years, with limitations as to extension risk given changes in interest rates. The portfolio is managed to provide income through yield, while providing cash flow and maturities structured to allow for adjustment with changes in market rates and to fund future asset growth.

The following tables indicate the carrying value of the Company’s consolidated investment portfolio at March 31, 2006 and December 31, 2005, 2004 and 2003:

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Available-for-sale securities:
March 31, 2006:
Debt securities issued by U.S. Government corporations and agencies	$13,499	$—	$374	$13,125
Debt securities issued by states of the United States and political subdivisions of the states	973	—	27	946
Corporate debt securities	4,981	—	24	4,957
Trust preferred securities	3,404	—	44	3,360
Marketable equity securities	1,488	218	19	1,687
Mortgage-backed securities	23,195	—	864	22,331

	$47,540	$218	$1,352	$46,406

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
December 31, 2005:
Debt securities issued by U.S. Government corporations and agencies	$13,494	$—	$355	$13,139
Debt securities issued by states of the United States and political subdivisions of the states	975	—	29	946
Corporate debt securities	4,999	—	29	4,970
Trust preferred securities	3,415	20	—	3,435
Marketable equity securities	1,374	188	9	1,553
Mortgage-backed securities	24,495	—	809	23,686

	$48,752	$208	$1,231	$47,729

December 31, 2004:
Debt securities issued by U.S. Government corporations and agencies	$10,997	$1	$119	$10,879
Marketable equity securities	572	126	—	698
Mortgage-backed securities	32,768	33	262	32,539

	$44,337	$160	$381	$44,116

December 31, 2003:
Debt securities issued by U.S. Government corporations and agencies	$21,238	$9	$277	$20,970
Marketable equity securities	756	91	—	847
Mortgage-backed securities	39,845	6	586	39,265

	$61,839	$106	$863	$61,082

Held-to-maturity securities:
March 31, 2006:
Debt securities issued by U.S. Government corporations and agencies	$39,013	$—	$934	$38,079
Debt securities issued by states of the United States and political subdivisions of the states	1,926	2	11	1,917
Debt securities issued by foreign governments	400	—	4	396
Mortgage-backed securities	23,085	—	860	22,225

	$64,424	$2	$1,809	$62,617

December 31, 2005:
Debt securities issued by U.S. Government corporations and agencies	$39,013	$—	$841	$38,172
Debt securities issued by states of the United States and political subdivisions of the states	1,927	3	9	1,921
Debt securities issued by foreign governments	400	—	1	399
Mortgage-backed securities	24,174	—	771	23,403

	$65,514	$3	$1,622	$63,895

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
December 31, 2004:
Debt securities issued by U.S. Government corporations and agencies	$38,012	$59	$132	$37,939
Debt securities issued by states of the United States and political subdivisions of the states	1,932	30	—	1,962
Debt securities issued by foreign governments	500	—	—	500
Mortgage-backed securities	30,269	68	96	30,241

	$70,713	$157	$228	$70,642

December 31, 2003:
Debt securities issued by U.S. Government corporations and agencies	$43,775	$165	$170	$43,770
Debt securities issued by states of the United States and political subdivisions of the states	1,937	27	—	1,964
Debt securities issued by foreign governments	500	—	—	500
Mortgage-backed securities	31,489	226	38	31,677

	$77,701	$418	$208	$77,911

The following table shows the maturities, amortized cost basis and weighted average yields of the Company’s consolidated investments in held-to-maturity and available-for-sale debt securities at March 31, 2006. The yields on state and municipal securities are presented on a tax equivalent basis. A federal tax rate of 34% was used in performing this calculation.

	Within one year		After one but within five years		After five but within ten years		After ten years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Maturing:
Debt securities issued by U.S. Government corporations and agencies	$3,494	3.69%	$48,048	3.63%	$970	4.85%	$—	—
Mortgage-backed securities	—	—	22,714	3.90%	23,566	4.05%	—	—
Corporate debt securities	4,981	4.09%	—	—	—	—	—	—
Debt securities issued by states of the United States and political subdivisions of the states	265	5.86%	1,565	4.96%	1,069	5.02%	—	—
Debt securities issued by foreign governments	—	—	400	4.30%	—	—	—	—
Trust preferred securities	—	—	—	—	—	—	3,403	7.00%

Total	$8,740		$72,727		$25,605		$3,403

Deposits

One of our primary strategic initiatives is to maintain a low cost of funds and improve the composition of our deposit base by aggressively seeking core deposits. We have introduced a variety of deposit products designed to attract core deposits. These deposit products provide attractive features and benefits to our customers while encouraging multiple account relationships. We are having our lenders and relationship managers seek non-interest bearing deposits from new and existing lending customers. The growth of our core deposits should help us to achieve a lower overall cost of funds and should have a positive impact on our net interest income.

The following table shows deposits as of the dates presented:

	March 31,		December 31,
	2006	% of Total	2005	% of Total	2004	% of Total	2003	% of Total
	(Dollars in thousands)
Demand deposits	$74,905	21.98%	$78,218	22.62%	$72,321	21.45%	$61,476	19.94%
NOW accounts	62,445	18.33%	59,507	17.21%	68,044	20.18%	71,862	23.31%
Money market accounts	79,505	23.33%	78,487	22.70%	68,068	20.19%	51,570	16.73%
Savings deposits	61,079	17.93%	61,401	17.75%	69,964	20.75%	64,591	20.95%
Time deposits	62,811	18.43%	68,199	19.72%	58,738	17.43%	58,766	19.07%

Total	$340,745	100.00%	$345,812	100.00%	$337,135	100.00%	$308,265	100.00%

As of March 31, 2006, the Bank had certificates of deposit in amounts of $100,000 and over aggregating $15.8 million. These certificates of deposit mature as follows (in thousands):

Maturity	Amount
3 months or less	$4,793
Over 3 months through 6 months	2,211
Over 6 months through 12 months	6,008
Over 12 months	2,744

Total	$15,756

Borrowed Funds

The securities sold under agreements to repurchase as of March 31, 2006 are securities sold on a short-term basis by the Bank and are accounted for as borrowings. The securities consisted of mortgage-backed securities issued by U.S. Government Corporations. The securities were held in the Bank’s safekeeping account at the Federal Reserve Bank under the control of the Bank and pledged to the purchasers of the securities. The purchasers have agreed to sell to the Bank substantially identical securities at the maturity of the agreements.

The average balance year-to-date on securities sold under agreements to repurchase for the first quarter of 2006 was $9.8 million with a weighted average rate paid of 3.17%, for the year ended December 31, 2005 was $8.4 million with a weighted average rate paid of 2.45% and for the year ended December 31, 2004 was $11.5 million with a weighted average rate paid of 1.12%.

FHLB advances represent daily transactions that the Bank uses to manage its funds and liquidity position to comply with regulatory requirements. Interest rates fluctuate daily reflecting existing market conditions. Listed below is information concerning FHLB borrowings during the years ended December 31, 2005, 2004 and 2003 and the first quarters of 2006 and 2005 (dollars in thousands).

	At or for the Three Months Ended March 31,		At or for the Years Ended December 31,
	2006	2005	2005	2004	2003
Federal Home Loan Bank advances:
Average balance outstanding	$32,606	$6,228	$3,373	$5,852	—
Maximum amount outstanding at any month-end during the period	$40,000	$9,000	$22,900	$21,000	—
Balance outstanding at end of period	$40,000	$6,000	$22,900	—	—
Weighted average interest rate during the period	4.52%	2.71%	3.63%	1.54%	n/a
Weighted average interest rate at end of period	4.84%	3.25%	4.32%	n/a	n/a

Employees

As of March 31, 2006, the Company and the Bank employed 126 officers and employees, of which 108 were full time. Our employees are not subject to any collective bargaining agreements and we believe that our relationship with our employees is good.

Properties

Description	Location	Square Feet	Owned/ Leased	Lease Expiration
Main Office	240 Cabot Street, Beverly, MA	15,000	Owned	n/a
Operation Center	246 Cabot Street, Beverly, MA	12,000	Owned	n/a
South Hamilton Office	25 Railroad Avenue, South Hamilton, MA	2,382	Owned	n/a
Topsfield Office	15 Main Street, Topsfield, MA	2,310	Leased	February 2010
North Beverly Plaza Office	63 Dodge Street, Beverly, MA	2,734	Leased	October 2026
Cummings Center Office	100 Cummings Center, Suites 101M and 101N, Beverly, MA	3,502	Leased	September 2006
Manchester Office	11 Summer Street, Manchester-by-the-Sea, MA	1,250	Leased	December 2029
Danvers Office	107 High Street, Danvers, MA	6,650	Leased	September 2024
Hamilton-Wenham Regional High School Branch Office	Bay Road, Hamilton, MA	340	n/a	n/a
Beverly High School Branch Office	Sohier Road, Beverly, MA	491	n/a	n/a

The Bank has ten ATMs in Massachusetts of which three are stand alone and are located at Beverly Hospital, Herrick Street, Beverly; Crosby’s Market, Manchester-by-the-Sea; Cummings Center parking lot, 100 Cummings Center, Beverly, along with twelve cash dispensing machines at various retail locations.

See Note 13 to our consolidated financial statement included elsewhere in this prospectus for information of minimum rental payments in future periods on the Companies leased facilities.

In management’s opinion, all properties occupied by the Bank are in good condition, and are adequate at present and for the foreseeable future for the purposes for which they are being used and are properly insured.

Legal Proceedings

There are no material pending legal proceedings to which the Company or the Bank is a party or to which any of our properties are subject. There are no material proceedings known to us to be contemplated by any governmental authority. From time to time, we are involved in a variety of litigation in the ordinary course of business and anticipate that we will continue to become involved in new litigation matters in the future.

Supervision and Regulation

General

The supervision and regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds of the FDIC and the banking system as a whole, and not for the protection of the bank holding company shareholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks including the power to impose substantial fines and other penalties for violations of laws and regulations.

The following description summarizes some of the laws to which we and the Bank are subject. References in the following description to applicable statutes and regulations are brief summaries of these statutes and regulations, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations. We believe that we are in compliance in all material respects with these laws and regulations.

The Company

As a bank holding company, our operations are subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve Board. The Federal Reserve Board has established capital adequacy guidelines for bank holding companies that are similar to the OCC’s capital guidelines applicable to the Bank. The Bank Holding Company Act of 1956, as amended, (the “BHC Act”), limits the types of companies that a bank holding company may acquire or organize and the activities in which it or they may engage. In general, bank holding companies and their subsidiaries are only permitted to engage in, or acquire direct control of any company engaged in, banking or in a business so closely related to banking as to be a proper incident thereto. Federal legislation enacted in 1999 authorizes certain entities to register as financial holding companies. Registered financial holding companies are permitted to engage in businesses, including securities and investment banking businesses, which are prohibited to bank holding companies. While the creation of financial holding companies is evolving, to date there has been no significant impact on us. If we want to engage in businesses permitted to financial holding companies but not to bank holding companies, we would need to register with the Federal Reserve Board as a financial holding company.

Under the BHC Act, we are required to file annually with the Federal Reserve Board a report of our operations. We, the Bank and any other subsidiaries are subject to examination by the Federal Reserve Board. In addition, we will be required to obtain the prior approval of the Federal Reserve Board to acquire, with certain exceptions, more than 5% of the outstanding voting stock of any bank or bank holding company, to acquire all or substantially all of the assets of a bank or to merge or consolidate with another bank holding company. Moreover, we, the Bank and any other subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit or provision of any property or services. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board’s view that a bank holding company should pay cash dividends only to the extent that bank holding company’s net income for the past year is sufficient to cover both the cash dividend and a rate of earnings retention that is consistent with the bank holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve Board has also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve Board pursuant to applicable law, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the bank holding company’s bank subsidiary is classified as “undercapitalized.”

A bank holding company is required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of its consolidated retained earnings. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve Board order, or any condition imposed by, or written agreement with, the Federal Reserve Board.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 was enacted to ease restrictions on interstate banking. Effective September 29, 1995, the Riegle-Neal Act allows the Federal Reserve Board to approve an application of an adequately capitalized and adequately managed bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than such holding company’s state, without regard to whether the transaction is prohibited by the laws of any state. The Federal Reserve Board may not approve the acquisition of a bank that has not been in existence for the minimum time period (not exceeding five years) specified by the statutory law of the host state. The Riegle-Neal Act also prohibits the Federal Reserve Board from approving an application if the applicant (and its depository institution affiliates) controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank’s home state or in any state in which the target bank maintains a branch. The Riegle-Neal Act does not affect the authority of states to limit the percentage of total insured deposits in the state which may be held or controlled by a bank or bank holding company to the extent that such limitation does not discriminate against out-of-state banks or bank holding companies. Individual states may also waive the 30% statewide concentration limits contained in the Riegle-Neal Act.

Capital Adequacy Requirements. The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a “risk-weighted” asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of risk-based capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. As of March 31, 2006, our ratio of Tier 1 capital to total risk-weighted assets was 9.89%. At March 31, 2006, our Tier 1 capital amounted to 7.09% of average assets and total risk-based capital was 10.77% of total risk-based assets.

In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company’s Tier 1 capital divided by its average total consolidated assets. Certain highly rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies may be required to maintain a leverage ratio of 4.0%. As of March 31, 2006 our leverage ratio was 7.09%.

The federal banking agencies’ risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take “prompt corrective action” to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes “undercapitalized,” it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution’s assets at the time it became undercapitalized or the amount necessary to cause the institution to be “adequately capitalized.” The bank regulators have greater power in situations where an institution becomes “significantly” or “critically” undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Beverly National Bank

The Bank is a nationally chartered banking association, the deposits of which are insured by the Bank Insurance Fund of the FDIC. The Bank’s primary regulator is the OCC. By virtue of the insurance of its deposits, however, the Bank is also subject to supervision and regulation by the FDIC. Such supervision and regulation subjects the Bank to certain restrictions, requirements, potential enforcement actions, and periodic examination by the OCC. Because the Federal Reserve Board regulates us as a holding company parent of the Bank, the Federal Reserve Board also has supervisory authority, which directly affects the Bank.

Federal and state banking regulations regulate, among other things, the scope of the business of a bank, a bank holding company or a financial holding company, the investments a bank may make, deposit reserves a bank must maintain, the nature and amount of collateral for certain loans a bank makes, the establishment of branches and the activities of a bank with respect to mergers and acquisitions. The Bank is a member of the Federal Reserve System and is subject to applicable provisions of the Federal Reserve Act and regulations thereunder. The Bank is subject to the federal regulations promulgated pursuant to the Financial Institutions Supervisory Act to prevent banks from engaging in unsafe and unsound practices, as well as various other federal and state laws and consumer protection laws. The Bank is also subject to the comprehensive provisions of the National Bank Act.

Branching. The establishment of a branch must be approved by the OCC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers.

Restrictions on Distribution of Subsidiary Bank Dividends and Assets. Dividends paid by the Bank have provided a substantial part of our operating funds and for the foreseeable future it is anticipated that dividends paid by the bank to us will continue to be our principal source of operating funds. Capital adequacy requirements serve to limit the amount of dividends that may be paid by the Bank. Until capital surplus equals or exceeds capital stock, a national bank must transfer to surplus ten percent of its net income for the preceding four quarters in the case of an annual dividend or ten percent of its net income for the preceding two quarters in the case of a quarterly or semiannual dividend. At March 31, 2006, the Bank’s capital surplus exceeded its capital stock. Without prior approval, a national bank may not declare a dividend if the total amount of all dividends declared by the bank in any calendar year exceeds the total of the bank’s retained net income for the current year and retained net income for the preceding two years. Under federal law, the Bank cannot pay a dividend if, after paying the dividend, the bank will be “undercapitalized.” The OCC may declare a dividend payment to be unsafe and unsound even though the Bank would continue to meet its capital requirements after the dividend.

Because we are a legal entity separate and distinct from our subsidiaries, our right to participate in the distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, arising as a result of their status as shareholders, including any depository institution holding company (such as us) or any shareholder or creditor thereof.

Restrictions on Transactions with Affiliates and Insiders. Transactions between the Bank and its non-banking affiliates, including us, are subject to Section 23A of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by, or is under common control with the bank. In general, Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by our securities or obligations or our non-banking subsidiaries.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons. The Federal Reserve has issued Regulation W codifying prior regulations under Sections 23A and 23B of the Federal Reserve Act and interpretive guidance with respect to affiliate transactions.

The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as “insiders”) contained in the Federal Reserve Act and Regulation O apply to all insured depository institutions and their subsidiaries. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution’s total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Capital Adequacy Requirements. Similar to the Federal Reserve Board’s requirements for bank holding companies, the OCC has adopted regulations establishing minimum requirements for the capital adequacy of national banks. The OCC may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

The OCC’s risk-based capital guidelines generally require national banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% and a ratio of total capital to total risk-weighted assets of 8.0%. As of March 31, 2006, the Bank’s ratio of risk-based capital to total risk-weighted assets was 9.98%. At March 31, 2006, the Bank’s Tier 1 capital amounted to 6.55% of average assets and risk-based capital amount of 9.09% of total risk-based assets.

The OCC’s leverage guidelines require national banks to maintain Tier 1 capital of no less than 4.0% of average total assets, except in the case of certain highly rated banks for which the requirement is 3.0% of average total assets unless a higher leverage capital ratio is warranted by the particular circumstances or risk profile of the depository institution. As of March 31, 2006, the Bank’s ratio of Tier 1 capital to average total assets (leverage ratio) was 6.55%.

Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take “prompt corrective action” with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are “well-capitalized,” “adequately capitalized,” “under capitalized,” “significantly under capitalized” and “critically under capitalized.” A “well-capitalized” bank has a total risk-based capital ratio of 10.0% or higher; a Tier 1 risk-based capital ratio of 6.0% or higher; a leverage ratio of 5.0% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An “adequately capitalized” bank has a total risk-based capital ratio of 8.0% or higher; a Tier 1 risk-based capital ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well-capitalized bank. A bank is “under capitalized” if it fails to meet any one of the ratios required to be adequately capitalized. At March 31, 2006, the Bank met the capital requirements of a “well-capitalized” institution under applicable OCC regulations.

In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations authorize broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution’s capital decreases, the OCC’s enforcement powers become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. The OCC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Community Reinvestment Act. In addition to other laws and regulations, we are subject to the Community Reinvestment Act, or the CRA, which requires the federal bank regulatory agencies, when considering certain applications involving us or the Bank, to consider our record of helping to meet the credit needs of the entire community, including low- and moderate-income neighborhoods. The CRA was originally enacted because of concern over unfair treatment of prospective borrowers by banks and over unwarranted geographic differences in lending patterns. Existing banks have sought to comply with CRA in various ways; some banks have made use of more flexible lending criteria for certain types of loans and borrowers (consistent with the requirement to conduct safe and sound operations), while other banks have increased their efforts to make loans to help meet identified credit needs within the consumer community, such as those for home mortgages, home improvements and small business loans. For example, this may include participation in various government insured lending programs, such as Federal Housing Administration insured or Veterans Administration guaranteed mortgage loans, Small Business Administration loans, and participation in other types of lending programs such as high loan-to-value ratio conventional mortgage loans with private mortgage insurance. To date, the market area from which we draw much of our business is Essex County in Massachusetts. As we continue to expand, the market areas served by us will continue to evolve. We have not and will not adopt any policies or practices, which discourage credit applications from, or unlawfully discriminate against, individuals or segments of the communities served by us.

USA Patriot Act. The Uniting and Strengthening America by Providing Tools Required to Intercept and Obstruct Terrorism Act of 2001, was enacted to further strengthen domestic security following the September 11, 2001 terrorist attacks. This Act amends various federal banking laws, particularly the Bank Secrecy Act, with the intent to curtail money laundering and other activities that might be undertaken to finance terrorist actions. Financial institutions in the United States are required to enhance already established anti-money laundering policies, procedures and audit functions and ensure that controls are reasonably designed to detect instances of money laundering through certain correspondent or private banking accounts. Financial institutions are also required to verify customer identification, maintain verification records and cross check names of new customers against government lists of known or suspected terrorists.

Sarbanes-Oxley Act of 2002. The primary purpose of the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act”) is to protect investors through improved corporate governance and heightened responsibilities of, and disclosures by, public companies. The Sarbanes-Oxley Act contains provisions for the limitations of services that external auditors may provide as well as requirements for the credentials of audit committee members. In addition, the principal executive and principal financial officers are required to certify in quarterly and annual reports that they have reviewed the report; and based on the officers’ knowledge, the reports accurately present the financial condition and results of operations of the company and contain no untrue statement or omission of material fact. The officers also certify their responsibility for establishing and maintaining a system of internal controls which insure that all material information is made known to the officers; this certification also includes the evaluation of the effectiveness of disclosure controls and procedures and their impact upon financial reporting. Section 404 of the Sarbanes-Oxley Act requires that each annual report include an internal control report which states that it is the responsibility of management to establish and maintain an adequate internal control structure and procedures for financial reporting, as well as an assessment by management of the effectiveness of the internal control structure and procedures for financial reporting. This section further requires that the external auditors attest to, and report on, the assessment made by management. The Securities and Exchange Commission (“SEC”) has extended the Section 404 compliance dates for non-accelerated filers such as us (those issuers with non-affiliated public float of less than $75 million) to fiscal years ending on or after July 16, 2007. Due to the burdens on smaller companies in designing and implementing compliance with this section, this one year extension will provide smaller companies, such as us, with the necessary opportunity to more thoroughly evaluate their systems of internal controls.

We do not anticipate that compliance with applicable federal and state banking laws will have a material adverse effect on our business or the business of the Bank. Neither we nor the Bank have any material patents, trademarks, licenses, franchises, concessions and royalty agreements or labor contracts, other than the charter granted to the Bank by the OCC.

Effect on Economic Environment. The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on our business and earnings of us and those of our subsidiaries cannot be predicted.

Ownership by Management and Other Shareholders

The following table and related notes set forth certain information regarding shares of Common Stock owned by each of the Company’s and the Bank’s Directors and current Executive Officers and by all of our current Executive Officers and Directors as a group at June 2, 2006. The percentages are based upon 1,893,523 shares of Common Stock outstanding and, with respect to the percentage of outstanding shares owned after this Offering, assumes the sale of 700,000 shares of Common Stock and the purchase of 38,455 shares of such Common Stock by the Directors and current Executive Officers in this Offering.

Ownership of Directors and Executive Officers

Name of Owner(1)	Number of Shares Beneficially Owned(2)(3)		Percentage of Outstanding Shares	Percentage of Outstanding Shares After This Offering
Richard H. Booth	24,844	(4)(5)	1.3%	*
Kevin M. Burke	100		*	*
John N. Fisher	17,604		*	*
Donat A. Fournier	6,500		*	*
Mark B. Glovsky	7,738	(4)	*	*
Alice B. Griffin	21,549	(4)(6)	1.1%	*
Suzanne S. Gruhl	100		*	*
Robert W. Luscinski	4,662	(4)	*	*
Pamela C. Scott	100		*	*
Clark R. Smith	14,685	(4)	*	*
Michael F. Tripoli	100		*	*
Michael O. Gilles	0		*	*
John L. Good, III	25,463		1.3%	*
John R. Putney	500		*	*
All Directors and current Executive Officers as a group (14 persons)	123,945	(4)	6.5%	6.3%

*	Less than 1%.
(1)	The individuals listed can be contacted through the Company (Beverly National Corporation, 240 Cabot Street, Beverly, MA 01915).
(2)	Based upon information provided to the Company by the indicated persons. The number of shares that each individual has the option to purchase has been added to the number of shares actually outstanding for the purpose of calculating the percentage of such person’s ownership.
(3)	Under regulations of the SEC, a person is treated as the beneficial owner of a security if the person, directly or indirectly (through contract, arrangement, understanding, relationship or otherwise), has or shares (a) voting power, including the power to vote or to direct the voting, of such security, or (b) investment power with respect to such security, including the power to dispose or direct the disposition of such security. A person is also deemed to have beneficial ownership of any security that such person has the right to acquire within 60 days. Unless indicated in another footnote to this tabulation, a person has sole voting and investment power with respect to the shares set forth opposite his or her name. The table does not reflect shares held by the Company’s Employee Stock Ownership Plan, as to which Messrs. Fournier, Good and Germano serve as trustees (because plan participants enjoy pass-through voting), but does include shares allocated to individual Executive Officers.
(4)	Includes stock options to purchase shares which were exercisable as of June 2, 2006, or within 60 days thereafter, as follows: Richard H. Booth, 2,415; John N. Fisher, 272; Mark B. Glovsky, 2,980; Alice B. Griffin, 1,375; Robert W. Luscinski, 3,780; Clark R. Smith, 1,375; and Directors and Executive Officers as a group, 12,197.
(5)	Includes 22,429 shares held by Mr. Booth as trustee. Excludes shares beneficially owned by the Harold C. Booth Trust and the Evalina M. Booth Revocable Trust as to which Mr. Booth declaims beneficial ownership.
(6)	Includes 19,964 shares held by Mrs. Griffin as trustee.

Principal Shareholders

The following table and related notes set forth certain information as of June 2, 2006 with respect to all persons known to the Company to be the beneficial owner of more than 5% of the Company’s outstanding common stock:

Name and Address of Owner	Number of Shares Directly and Beneficially Owned		Percentage of Outstanding Shares(1)
Banc Fund V, L.P. Banc Fund VI, L.P. Banc Fund VII, L.P. 208 South LaSalle Street Suite 1680 Chicago, IL 60604	144,885	(2)	7.7%

Harold C. Booth Trust Evalina M. Booth Revocable Trust c/o Beverly National Bank 240 Cabot Street Beverly, MA 01915	120,410	(3)	6.4%

Beverly National Corporation Employee Stock Ownership Plan 240 Cabot Street Beverly, MA 01915	101,276	(4)	5.2%

(1)	The percentages above are based on 1,893,523 shares of common stock outstanding as of June 2, 2006.
(2)	As disclosed in Schedule 13G filed with the SEC on January 27, 2006. Banc Fund V, L.P. (72,050 shares), Banc Fund VI, L.P. (67,900 shares) and Banc Fund VII, L.P. (4,935 shares) are managed by Charles J. Moore, who has voting and dispositive power over the shares held by each of these entities.
(3)	As disclosed in Schedule 13G filed with the SEC on March 21, 2006. Director Richard H. Booth, the Bank and others are co-trustees and share investment and voting power over the shares held by the Harold C. Booth Trust and the Evalina M. Booth Revocable Trust.
(4)	As disclosed in Schedule 13G filed with the SEC on March 1, 2006, adjusted to reflect distributions of 4,346 shares to former employees. Messrs. Fournier, Good and Germano serve as trustees of the Employee Stock Ownership Plan. Plan participants may vote their allocated shares within the Plan.

Management

The following table sets forth information concerning each of our Directors and Executive Officers as of June 2, 2006.

DIRECTORS

Name	Age	Director Since	Principal Occupation During Past 5 Years
Richard H. Booth	71	1993	Stockbroker-Retired

Suzanne S. Gruhl	60	2004	Chief Financial Officer, Children’s Friend, pediatric mental health services (since 2005); Chief Financial Officer, YWCA Boston (2003 to 2005); Partner, Parent McLaughlin & Nangle, CPAs (1999 to 2003)

Clark R. Smith	68	1994	Attorney, Family Foundation

Michael F. Tripoli	48	2004	Partner, Grandmaison & Tripoli LLP, Certified Public Accountants

Donat A. Fournier	57	2002	President & Chief Executive Officer of Company & Bank since 2002; Senior Vice President of Webster Bank (1999 to 2002)

Mark B. Glovsky	58	1996	Attorney, Partner of the Law Firm of Glovsky & Glovsky

Kevin M. Burke	59	2005	President, Burke and Mawn Consulting, LLC; Of Counsel, Gadsby Hannah, LLP; District Attorney, Essex County

John N. Fisher	66	1989	President, Fisher & George Electrical Co., Inc.

Alice B. Griffin	69	1992	Consultant

Robert W. Luscinski	64	1999	Certified Public Accountant

Pamela C. Scott	54	2006	President and Chief Executive Officer, LVCC, Inc., Management Consultants (since 2003); Senior Vice President, Schoolhouse Capital, LLC, marketer of 529 college savings programs, a subsidiary of State Street Corporation (1997 to 2003)

EXECUTIVE OFFICERS

(Other than Directors)

Name	Age	Position	Business Experience During Past 5 Years
John R. Putney	62	Vice President of Company; Executive Vice President & Senior Loan Officer of Bank	Vice President of Company and Executive Vice President & Senior Loan Officer of Bank since 2003; Regional President of Banknorth-Massachusetts North Shore region (2003); President & Chief Executive Officer of Warren Five Cents Savings Bank & Warren Bancorp (1998 to 2002)

John L. Good, III	63	Vice President of Company; Executive Vice President of Bank	Vice President of Company and Executive Vice President of Bank since 2004; Consultant, Good Consulting, LLC (2003 to 2004); Vice President, Northeast Health Systems (1978 to 2003)

Michael O. Gilles	46	Executive Vice President & Chief Financial Officer of Company and Bank	Executive Vice President & Chief Financial Officer of Company and Bank since August, 2005; Interim Chief Financial Officer of Company and Bank (2005); MG Consulting, consultant to banks and financial institutions (2003 to 2005); Senior Vice President & Chief Financial Officer, Bay State Bancorp. (1998-2003)

Board Committees

Governance and Nominating Committee

The Board’s Governance and Nominating Committee (the “Nominating Committee”) is comprised of Directors Booth, Burke, Griffin and Luscinski. Ms. Griffin chairs the Nominating Committee. Each of the members of the Nominating Committee is independent in accordance with the standards of AMEX.

The Nominating Committee recommends nominees to the Board for election or reelection as Directors. A current copy of the Nominating Committee’s charter is available on the Company’s website at www.beverlynational.com.

Audit Committee

The Board’s Audit Committee is comprised of Directors Burke, Gruhl and Luscinski. Ms. Gruhl chairs the Audit Committee. Each of the members of the Audit Committee is independent in accordance with the standards of the AMEX and the rules of the SEC. The Audit Committee reviews the financial statements and scope of the annual audit, monitors internal financial and accounting controls, and appoints the independent auditor. The Audit Committee Financial Experts are Ms. Gruhl and Mr. Luscinski.

Compensation and Benefits Committee

The current members of the Board’s Compensation and Benefits Committee (the “Compensation Committee”) are Directors Griffin, Luscinski, Smith and Tripoli. Mr. Luscinski chairs the Compensation Committee. The members of the Compensation Committee also serve as the Bank’s Compensation Committee. Each of the members of the Compensation Committee is independent in accordance with the standards of the AMEX.

The Compensation Committee reviews and approves compensation levels for the Bank’s executive officers and oversees and administers the Company’s executive compensation programs. The Company currently pays no direct compensation to any of its officers because the Company’s officers are compensated as officers of the Bank.

Executive Compensation

Compensation of Directors

The Company pays no cash compensation to its Directors for their services as Directors. Directors of the Bank are paid an annual fee of $18,000. The Lead Director, currently Alice B. Griffin, is paid an additional fee of $2,000 annually. Any Director serving on a committee is compensated at the rate of $400 per committee meeting; committee Chairs are compensated at $600 per committee meeting.

Cash Compensation of Executive Officers

Executive Officers of the Company currently receive no compensation in their capacities as Executive Officers of the Company but are compensated as Executive Officers of the Bank.

Summary Compensation Table

The following table sets forth information concerning the compensation for services rendered in all capacities during the last three fiscal years through 2005 earned by the President and Chief Executive Officer, the four next most highly compensated Executive Officers and the Executive Vice President and Chief Financial Officer of the Company and the Bank (the “Named Executive Officers”). The Executive Officers of the Company during 2005 were also Executive Officers of the Bank.

Name and Principal Position	Year	Annual Salary ($)	Compensation Bonus ($)	Other Annual Compensation($)(1)	All Other Compensation ($)(2)
Donat A. Fournier President & Chief Executive Officer	2005 2004 2003	225,000 215,000 206,000	65,000 24,000 35,000	17,978 15,712 14,860	89,230 84,379 40,278	(6) (6) (6)

John R. Putney(3) Executive Vice President & Senior Loan Officer	2005 2004 2003	140,000 135,000 32,884	50,000 20,000 —	8,073 7,443 1,695	3,517 1,613 —	(7) (7)

Jack L. Good, III(4) Executive Vice President	2005 2004	139,700 75,288	35,000 —	— —	4,098 168	(8) (8)

James E. Rich, Jr. Senior Vice President & Senior Trust Officer	2005 2004 2003	132,800 128,300 124,600	32,000 10,000 22,000	— — —	6,906 6,799 6,248	(9) (9) (9)

Paul J. Germano Senior Vice President, Secretary & Chief Operations Officer	2005 2004 2003	115,950 112,050 108,750	28,000 10,000 22,000	— — —	6,782 5,687 5,955	(10) (10) (10)

Michael O. Gilles(5) Executive Vice President & Chief Financial Officer	2005	56,241	—	3,167	17	(11)

(1)	Included in other annual compensation are the cost of an automobile for Mr. Fournier and automobile allowances for Messrs. Putney and Gilles and 500 shares of Common Stock awarded to Mr. Fournier in accordance with the terms of his employment agreement.
(2)

On June 18, 2004, the Bank entered into a Group Term Insurance Carve-Out Plan (the “Carve-Out Plan”) through which the Bank will divide the death proceeds of certain Bank-owned life insurance policies which insure the lives of certain Bank executive officers who elected to participate in the Carve-Out Plan. Carve-Out Plan participants signed a split-dollar policy which provides both the Bank and the individual with life insurance benefits which increase with vesting and years of service to a maximum benefit of

$300,000. The policies were paid with a single premium. Policy cash values will earn interest and policy mortality costs will be charged against the cash value.
(3)	Mr. Putney was appointed Senior Vice President and Senior Loan Officer on October 10, 2003.
(4)	Mr. Good was appointed Executive Vice President on June 1, 2004.
(5)	Mr. Gilles was appointed Executive Vice President and Chief Financial Officer on August 29, 2005.
(6)	In 2005, amount includes $910 attributable to life insurance and the Carve-Out Plan paid for by the Bank for the benefit of Mr. Fournier; $9,450 attributable to 401(k) Plan contributions on behalf of Mr. Fournier; and $78,870 of accrued expense for a supplemental employee retirement plan for the benefit of Mr. Fournier, which is designed to provide additional retirement benefit of up to $100,000 annually for twenty years upon retirement. In 2004, amount includes $742 attributable to life insurance and the Carve-Out Plan paid for by the Bank for the benefit of Mr. Fournier; $9,369 attributable to 401(k) Plan contributions on behalf of Mr. Fournier; and $74,268 of accrued expense for the supplemental employee retirement plan for the benefit of Mr. Fournier. In 2003, amount includes $414 attributable to life insurance paid for by the Bank for the benefit of Mr. Fournier; $2,730 attributable to 401(k) Plan contributions on behalf of Mr. Fournier; and $37,134 of accrued expense for the supplemental employee retirement plan for the benefit of Mr. Fournier.
(7)	In 2005, amount includes $1,267 attributable to life insurance and the Carve-Out Plan paid for by the Bank for the benefit of Mr. Putney and $2,250 attributable to 401(k) Plan contributions on behalf of Mr. Putney. In 2004, amount includes $819 attributable to life insurance paid for by the Bank for the benefit of Mr. Putney and $794 attributable to 401(k) Plan contributions on behalf of Mr. Putney.
(8)	In 2005, amount includes $713 attributable to life insurance and the Carve-Out Plan paid for by the Bank for the benefit of Mr. Good and $3,385 attributable to 401(k) Plan contributions on behalf of Mr. Good. In 2004, amount includes $168 attributable to life insurance and the Carve-Out Plan paid for by the Bank for the benefit of Mr. Good.
(9)	In 2005, amount includes $930 attributable to life insurance and the Carve-Out Plan paid for by the Bank for the benefit of Mr. Rich and $5,976 attributable to 401(k) Plan contributions on behalf of Mr. Rich. In 2004, amount includes $576 attributable to life insurance and the Carve-Out Plan paid for by the Bank for the benefit of Mr. Rich and $6,223 attributable to 401(k) Plan contributions on behalf of Mr. Rich. In 2003, amount includes $375 attributable to life insurance paid for by the Bank for the benefit of Mr. Rich and $5,873 attributable to 401(k) Plan contributions on behalf of Mr. Rich.
(10)	In 2005, amount includes $304 attributable to life insurance and the Carve-Out Plan paid for by the Bank for the benefit of Mr. Germano and $6,478 attributable to 401(k) Plan contributions on behalf of Mr. Germano. In 2004, amount includes $195 attributable to life insurance and the Carve-Out Plan paid for by the Bank for the benefit of Mr. Germano and $5,492 attributable to 401(k) Plan contributions on behalf of Mr. Germano. In 2003, amount includes $71 attributable to life insurance paid for by the Bank for the benefit of Mr. Germano and $5,884 attributable to 401(k) Plan contributions on behalf of Mr. Germano.
(11)	In 2005, amount includes $17 attributable to life insurance paid for by the Bank for the benefit of Mr. Gilles.

Stock Options Granted in Fiscal Year 2005

No stock options were granted during 2005 to the Named Executive Officers of the Company and Bank. No further options may be granted under any option plan of the Company.

Option Exercises and Year-End Value Table

The following table sets forth information concerning the number of options exercised during 2005 by each of the Named Executive Officers, the number of exercisable options and unexercisable options they held at December 31, 2005, and the value of unexercised in-the-money options they held as of such date.

Aggregated Option/SAR Exercises in Last Fiscal Year and Year-End Option/SAR Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Shares Underlying Unexercised Stock Options as of Year-end ($) Exercisable/Unexercisable	Value of Unexercised In-the- Money Stock Options as of Year-end ($) Exercisable/Unexercisable
Donat A. Fournier	—	—	—	—
John R. Putney	—	—	—	—
Jack L. Good, III	—	—	—	—
James E. Rich, Jr.	—	—	4,095/1,365	43,126/15,282
Paul J. Germano	3,482	56,674	6,178/1,365	75,764/15,282
Michael O. Gilles	—	—	—	—

Employment, Change in Control, Disability and Retirement Agreements

Donat A. Fournier

The Company entered into an Employment Agreement with Donat A. Fournier in July 2002 (the “Fournier Employment Agreement”). The Fournier Employment Agreement provides for Mr. Fournier’s employment as President and Chief Executive Officer of the Corporation and the Bank. As amended in January 2005, the Fournier Employment Agreement continues in effect through July 31, 2008, at which time the term of the Fournier Employment Agreement shall automatically be extended for one additional year, each year until age 66 or normal retirement age, whichever is earlier, unless, not later than the preceding January 31st, either party notifies the other by written notice of his or its intent not to extend the same, unless the Fournier Employment Agreement is sooner terminated due to Mr. Fournier’s resignation, death, disability, if Mr. Fournier is terminated for cause or without cause, as defined therein, or if Mr. Fournier terminates for good reason, as defined therein. If Mr. Fournier is terminated without cause or terminates for good reason, Mr. Fournier shall receive a lump sum payment equal to twelve month’s base salary and at the Company’s expense all group insurance benefits and all other benefit plans in which he was participating for a period of twelve months and shall be entitled to purchase at book value any Company-owned automobile being used by him. The Fournier Employment Agreement provides that Mr. Fournier is to receive a base annual salary in the amount of $200,000, which may be adjusted upward from time to time in the discretion of the Company; annual grants of 500 shares of common stock for five years; club membership; five weeks paid vacation; an automobile; excess group life insurance; a supplemental employee retirement plan which provides, at normal retirement age (65 years), an annual amount of $100,000, to be paid monthly; and eligibility to participate in other benefit plans of the Bank. The Fournier Employment Agreement also provides that during its term and for one year afterward, Mr. Fournier may not compete with the Company and its subsidiaries within their market area.

The Company also entered into a Change in Control Agreement (the “Fournier Change in Control Agreement”) with Mr. Fournier in July 2002. The Fournier Change in Control Agreement provides that in the event of a change in control of the Company, if Mr. Fournier’s employment is terminated other than for cause as defined in the agreement, disability or retirement within two years after the change in control, then he shall be entitled to a lump sum payment from the Company approximately equal to three times his average annual compensation for the previous five years, less $100.00, plus legal fees. The Fournier Change in Control Agreement additionally calls for the Company to pay, to the extent not paid by the Bank, an amount equal to Mr. Fournier’s full base salary at the rate then in effect during any period that he fails to perform his duties as a result of incapacity due to physical or mental illness until the date of termination.

The Bank entered into a Salary Continuation Agreement with Mr. Fournier in August 2003 (the “SERP”). The SERP provides that when Mr. Fournier’s employment with the Bank terminates after he has reached the age of 65, he shall receive for twenty years an annual benefit of $100,000, unless the Board increases the amount of such benefit. If Mr. Fournier’s employment with the Bank terminates for any reason other than death, disability, termination for cause or following a change in control before he has reached the age of 65, he shall receive for twenty years a portion of the annual benefit of $100,000 depending on the period of time that has elapsed since the SERP was entered, unless the Board increases the amount of such $100,000 benefit, in which case the partial benefit shall also increase. If Mr. Fournier is permanently and totally disabled before he has reached the age of 65, dies while employed by the Bank or if his employment is terminated within twelve months following a change in control of the Bank, he (or his beneficiary in the case of his death) shall receive for twenty years an annual benefit of $100,000, except if he (or his beneficiary in the case of his death) requests a lump sum payment and the Bank in its sole discretion accepts such request. If Mr. Fournier dies while receiving a benefit under the SERP, the benefit shall be paid to his beneficiary in the same amount and for the same period as it would have been paid to him. No benefits shall be paid pursuant to the SERP if the Bank terminates Mr. Fournier’s employment “for cause,” as defined in the SERP.

Other Executive Officers

The Company entered into Employment Agreements with each of James E. Rich Jr. and Paul J. Germano in February 2000 (the “Employment Agreements”). The Employment Agreements provide them employment as Executive Officers of the Company and the Bank. In connection with their employment, the Company will pay each an annual base salary, which annual salary shall be adjusted upward from time to time at the sole discretion of the Company. Pursuant to the Employment Agreements, the Company has agreed to provide each with fringe benefits consistent with those provided to senior officers of the Company and the Bank.

The Employment Agreements contain a non-compete clause pursuant to which each has agreed that while employed by the Company and for a period of one year thereafter, they may not in any capacity compete with the Company or the Bank. By their terms, the Employment Agreements have been extended through December 31, 2006 and shall automatically be extended for an additional two years unless, no later than one month prior thereto, either party notifies the other by written notice of his or its intent not to extend, unless the Employment Agreements are sooner terminated due to the officer’s resignation, death, disability, or if the officer is terminated for cause as defined therein. If the officer becomes disabled during the term of the Employment Agreements, the officer shall be entitled to receive all benefits payable to him under the Bank’s long-term disability income plan. If the officer is terminated for cause as defined in the Employment Agreements, he will receive all accrued and unpaid compensation through the date of such termination. The Company will maintain at the Company’s sole expense all group insurance and other employment benefit plans, programs or arrangements (other than the Bank’s retirement plan, the Bank’s profit sharing plan, 401(k) plan, and the Company’s stock option plan in which the employee was participating at any time during the twelve months preceding the date of such termination).

The Company entered into Change in Control Agreements (the “Change in Control Agreements”) with Messrs. Rich and Germano in February 2000. These Change in Control Agreements provide that in the event of a change in control of the Company, if the officer’s employment is terminated other than for cause as defined in the Change in Control Agreements, disability or retirement, within two years after the change in control, then he shall be entitled to a lump sum amount from the Company approximately equal to the product of the average of his annual compensation for the five preceding years multiplied by two.

The Company entered into an Employment Agreement with John R. Putney in October 2003 (the “Putney Employment Agreement”). The Putney Employment Agreement provides for Mr. Putney’s employment as Senior Vice President and Senior Loan Officer of the Bank. By its terms, the Putney Employment Agreement has been extended through October 6, 2006 and shall automatically be extended for one additional year, each year until age 66 unless, not later than thirty days prior thereto, either party notifies the other by written notice of his or its intent not to extend the same, unless the Putney Employment Agreement is sooner terminated due to Mr. Putney’s resignation, death, disability, or if Mr. Putney is terminated for cause or without cause, as defined therein. If Mr. Putney is terminated without cause, he shall receive a lump sum payment equal to his base salary through the termination date of the Putney Employment Agreement and at the Company’s expense all group insurance benefits and all other benefit plans in which he was participating for a period of twelve months. The Putney Employment Agreement provides that Mr. Putney is to receive a base annual salary in the amount of

$135,000, which may be adjusted upward from time to time in the discretion of the Company; five weeks paid vacation; an automobile allowance; excess group life insurance; and eligibility to participate in other benefit plans of the Bank. The Putney Employment Agreement also provides that during its term and for one year afterward, Mr. Putney may not compete with the Company and its subsidiaries within their market area.

The Company also entered into a Change in Control Agreement with Mr. Putney in October 2003 (the “Putney Change in Control Agreement”). The Putney Change in Control Agreement provides that in the event of a change in control of the Company, if Mr. Putney’s employment is terminated other than for cause as defined in the Putney Change in Control Agreement, disability or retirement within two years after the change in control, then he shall be entitled to a lump sum payment from the Company approximately equal to two times his average annual compensation for the previous five years, less $100.00, plus legal fees. The Putney Change in Control Agreement additionally calls for the Company to pay, to the extent not paid by the Bank, an amount equal to Mr. Putney’s full base salary at the rate then in effect during any period that he fails to perform his duties as a result of incapacity due to physical or mental illness until the date of termination.

The Company entered into an Employment Agreement with John L. Good, III in June 2004 (the “Good Employment Agreement”). The Good Employment Agreement provides for Mr. Good’s employment as Executive Vice President of the Bank. By its terms, the Good Employment Agreement has been extended through June 13, 2006 and shall automatically be extended for one additional year each year until age 66 unless, not later than thirty days prior thereto, either party notifies the other by written notice of his or its intent not to extend the same, unless the Good Employment Agreement is sooner terminated due to Mr. Good’s resignation, death, disability, or if Mr. Good is terminated for cause or without cause, as defined therein. If Mr. Good is terminated without cause, he shall receive a lump sum payment equal to his base salary through the termination date of the Good Employment Agreement and at the Company’s expense all group insurance benefits and all other benefit plans in which he was participating for a period of twelve months. The Good Employment Agreement provides that Mr. Good is to receive a base annual salary in the amount of $135,000, which may be adjusted upward from time to time in the discretion of the Company; five weeks paid vacation; excess group life insurance; and eligibility to participate in other benefit plans of the Bank. The Good Employment Agreement also provides that during its term and for one year afterward, Mr. Good may not compete with the Company and its subsidiaries within their market area.

The Company also entered into a Change in Control Agreement with Mr. Good in June 2004 (the “Good Change in Control Agreement”). The Good Change in Control Agreement provides that in the event of a change in control of the Company, if Mr. Good’s employment is terminated other than for cause as defined in the Good Change in Control Agreement, disability or retirement within two years after the change in control, then he shall be entitled to a lump sum payment from the Company approximately equal to two times his average annual compensation for the previous five years, less $100.00, plus legal fees. The Good Change in Control Agreement additionally calls for the Company to pay, to the extent not paid by the Bank, an amount equal to Mr. Good’s full base salary at the rate then in effect during any period that he fails to perform his duties as a result of incapacity due to physical or mental illness until the date of termination.

The Company entered into an Employment Agreement with Michael O. Gilles in August 2005 (the “Gilles Employment Agreement”). The Gilles Employment Agreement provides for Mr. Gilles’ employment as Executive Vice President and Chief Financial Officer of the Bank. By its terms, the Gilles Employment Agreement continued in effect through August 28, 2006, at which time the term of the Employment Agreement shall automatically be extended for one additional year, each year until age 66 unless, not later than the preceding July 28th, either party notifies the other by written notice of his or its intent not to extend the same, unless the Gilles Employment Agreement is sooner terminated due to Mr. Gilles’ resignation, death, disability, if Mr. Gilles is terminated for cause or without cause, as defined therein, or if Mr. Gilles terminates for good reason, as defined therein. If Mr. Gilles is terminated without cause or terminates for good reason, Mr. Gilles shall receive a lump sum payment equal to his base salary through the termination date of the Gilles Employment Agreement and at the Company’s expense all group insurance benefits and all other benefit plans in which he was participating for a period of twelve months. The Gilles Employment Agreement provides that Mr. Gilles is to receive a base annual salary in the amount of $162,500, which may be adjusted upward from time to time in the discretion of the Company; five weeks paid vacation; an automobile allowance; excess group life insurance; and eligibility to participate in other benefit plans of the Bank. The Gilles Employment Agreement also provides that during its term and for one year afterward, Mr. Gilles may not compete with the Company and its subsidiaries within their market area.

The Company also entered into a Change in Control Agreement with Mr. Gilles in August 2005 (the “Gilles Change in Control Agreement”). The Gilles Change in Control Agreement provides that in the event of a change in control of the Company, if Mr. Gilles’ employment is terminated other than for cause as defined in the Gilles Change in Control Agreement, disability or retirement within two years after the change in control, then he shall be entitled to a lump sum payment from the Company approximately equal to two times his average annual compensation for the previous five years, less $100.00, plus legal fees. The Gilles Change in Control Agreement additionally calls for the Company to pay, to the extent not paid by the Bank, an amount equal to Mr. Gilles’ full base salary at the rate then in effect during any period that he fails to perform his duties as a result of incapacity due to physical or mental illness until the date of termination.

Transactions with Management and Others

The Company, through its wholly-owned subsidiary, the Bank, has had, currently has, and expects to continue to have in the future, banking (including loans and extensions of credit) transactions in the ordinary course of its business with its Directors, Executive Officers, members of their family, and their associates. Such banking transactions have been and are on substantially the same terms, including interest rates, collateral and repayment conditions, as those prevailing at the same time for comparable transactions with others and do not involve more than the normal risk of collectibility or present other unfavorable features.

As of December 31, 2005 and 2004, the Bank had outstanding $218,000 and $327,497, respectively, in loans to the Directors, Executive Officers, members of their family and their associates as of the respective dates, which represents 0.76% and 1.17%, respectively of capital. Federal banking laws and regulations limit the aggregate amount of indebtedness that banks may extend to bank insiders. Pursuant to such laws, the Bank may extend credit to Executive Officers, Directors, principal shareholders or any related interest if the amount of all outstanding extensions of credit to such individual, does not exceed the Bank’s unimpaired capital and unimpaired surplus. As of December 31, 2005, the aggregate amount of extensions of credit to insiders was below this limit.

The Bank and the Company from time to time conduct business with Directors of the Bank and the Company. In 2005, the Bank engaged Fisher and George Electrical Co., Inc., of which Director Fisher is the sole shareholder for general electrical work in the amount of $22,555. In 2005, the Bank engaged the law firm of Glovsky & Glovsky, of which Director Glovsky is a partner, for legal work in the amount of $93,224.

Mr. Gilles was engaged as a consultant as Interim Chief Financial Officer from May 2005 until he was employed on August 29, 2005. During that period, he was paid $59,313.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

During 2005, no member of the Company’s Compensation and Benefits Committee was an officer or employee of the Company or any subsidiary, or had any disclosable relationship with the Company. In addition, during 2005, no executive officer of the Company served as a member of the board or of the compensation committee of another entity one of whose executive officers served as a director of the Company or on the Company’s Compensation and Benefits Committee.

Description of Capital Stock

Our authorized capital stock currently consists of 5,000,000 shares of common stock, par value $2.50 per share, and 300,000 shares of preferred stock, $1.00 par value per share. On June 2, 2006, a total of 1,893,523 shares of common stock were outstanding and an additional 110,405 shares were reserved for issuance upon exercise of outstanding stock options. There are no shares of preferred stock outstanding.

The following summary of certain provisions of our common and preferred stock does not purport to be complete. It is limited in its entirety by reference to the relevant provisions of the Massachusetts General Laws, the Company’s Restated Articles of Organization and By-laws as in effect from time to time. Copies of our Restated Articles of Organization and our by-laws are included as Exhibits 3.1 and 3.2, respectively, to the registration statement relating to this prospectus.

The following is a description of the common stock.

General

Holders of our common stock have no conversion, redemption or sinking fund rights. There are no restrictions on the alienability of our common stock. The rights and privileges of holders of our common stock are subject to the rights and preferences that our board of directors may set for any other series of preferred stock that we may issue in the future.

Dividend Rights

The holders of our common stock are entitled to receive such dividends as are declared by our Board of Directors out of funds legally available therefor.

Election of Directors

Under both our Restated Articles of Organization and our By-Laws, the Board of Directors is divided into three (3) approximately equal classes. One class of our directors is elected each year at the Annual Meeting of Stockholders. Directors in each class serve for a term ending at the third annual meeting following the annual meeting at which they were elected and until their successors are duly elected and qualified or until their earlier resignation, removal from office or death.

The provision of our Restated Articles of Organization, which sets forth the classification of the Board of Directors into three classes, may be amended only by the affirmative vote of at least 80% of the shares of each class of our stock outstanding and entitled to vote.

Voting Rights—Non-Cumulative Voting

Holders of shares of our common stock are entitled to one vote for each share of stock held by them. Except as otherwise provided by applicable law, the holders of our common stock will vote together with the holders of any outstanding shares of preferred stock.

Shares of our common stock do not have cumulative voting rights. This means that the holders of more than 50% of the shares of common stock voting for the election of directors can elect 100% of the class of directors standing for election at any meeting if they choose to do so, and in such event, the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors at the meeting.

Preemptive Rights

Our Restated Articles of Organization provide that the holders of our common stock have preemptive rights entitling them to participate in new issues of common stock in proportion to their stockholding at the time of issue under such terms and conditions as the Board of Directors may determine to be fair and reasonable. However, such rights are not available where, among other things, we issue our common stock (i) in consideration for services rendered, (ii) in consideration for any property other than cash, (iii) to discharge indebtedness of the Company, (iv) as dividends, (v) in exchange for other securities of the Company, (vi) pursuant to any prior or subsequent option or right granted by us, (vii) pursuant to amendment of the our Restated Articles of Organization or (viii) pursuant to the exercise, issuance or grant of any option to purchase such shares to a director or employee of the Company. Holders of our common stock do not have preemptive rights upon the issuance of any shares of preferred stock unless they are convertible into shares of our common stock or carry a right to subscribe to or acquire shares of our common stock.

Liquidation Rights

In the event of the dissolution or liquidation of the Company, our Restated Articles of Organization provide that the holders of our common stock will be entitled to receive pro rata any assets distributable to holders of common stock in respect of shares held by them after the payment of creditors.

Extraordinary Corporate Transactions and Changes in Control

Under our Restated Articles of Organization, neither the Company nor any of its subsidiaries, including the Bank, may be a party to “Subject Transaction” unless certain conditions have been met. A Subject Transaction is defined in our Restated Articles of Organization to include any (i) merger or consolidation of the Company or any subsidiary, (ii) sale, lease, exchange, transfer or distribution of all, substantially all or a substantial part of the Company’s or any subsidiary’s assets, (iii) issuance of securities or options, warrants or options to acquire the securities of the Company or any subsidiary to any stockholder other than by stock dividend or pursuant to an employee stock ownership or stock option plan, (iv) reclassification or recapitalization of the Company’s or any subsidiary’s stock or (v) liquidation or dissolution of the Company or any subsidiary. Our Restated Articles of Organization provide that the Company or any subsidiary may enter into a Subject Transaction if one or more of the following conditions have been met: (i) the Subject Transaction has been approved by the holders of at least 80% of the shares of each class of the stock of the Company outstanding and entitled to vote on the matter which are not owned by the Company or the entity, that is a party to the Subject Transaction (the “Receiving Entity”), (ii) the Subject Transaction has been approved by at least 80% of the members of our Board of Directors not affiliated with, or owners, either directly or indirectly, of shares of, the Receiving Entity or any affiliate or subsidiary thereof, (iii) the Subject Transaction has been approved by a majority of the members of our Board of Directors not affiliated with the Receiving Entity or any affiliate or subsidiary thereof prior to the time the Receiving Entity first acquired any stock of the Company, (iv) the transaction has been approved by the holders of at least a majority of the shares of each class of stock of the Company outstanding and entitled to vote on the matter and a majority of the shares of each class of stock of the Company outstanding and entitled to vote on the matter not owned, directly or indirectly, by the Receiving Entity or (v) the aggregate of the cash and fair market value of all consideration to be paid per share to the holders of our common stock in connection with the Subject Transaction is equal to the amounts determined under formulae set forth in our Restated Articles of Organization.

The provision of our Restated Articles of Organization which sets forth the provisions regarding Subject Transactions may be amended only by the affirmative vote of at least 80% of the shares of each class of our stock outstanding and entitled to vote.

Certain acquisitions of our common stock are subject to the provisions of Chapter 110D of the Massachusetts General Laws (“Chapter 110D”). Under Chapter 110D, shares of common stock acquired in a “Control Share Acquisition” will not have voting rights unless a majority of all shares entitled to vote generally in the election of directors, excluding “interested shares,” determines to grant voting rights to such shares. “Interested shares” are shares beneficially owned by any person who has acquired or proposes to acquire shares of the Company in a Control Share Acquisition, as well as officers and employees of the Company who are also directors of the Company. Subject to various exceptions set forth in Chapter 110D, a Control Share Acquisition generally means an acquisition of our common stock in which the acquiror, including the acquiror’s associates, acquires beneficial ownership of stock which, when aggregated with all other stock of the Company owned by the acquirer and their associates causes their voting power to be in one of the following ranges of voting power: (i) one fifth or more but less than one third, (ii) one third or more but less than a majority or (iii) a majority or more. All shares acquired within ninety days before or after a Control Share Acquisition or pursuant to a plan to make a Control Share Acquisition are deemed to be part of the same Control Share Acquisition.

Under Chapter 110F of the Massachusetts General Laws (“Chapter 110F”), the Company may not engage in a “Business Combination” with an “Interested Stockholder” for a period of three years following the date that such stockholder became an Interested Stockholder, unless (i) prior to the date the stockholder became an Interested Stockholder our Board of Directors approves either the Business Combination or the transaction which results in the stockholder becoming an Interested Stockholder, (ii) upon consummation of the transaction which results in the stockholder becoming an Interested Stockholder, the Interested Stockholder owns at least 90% of our voting stock or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the Business Combination is approved by our Board of Directors and authorized by at least two-thirds of our outstanding voting stock not owned by the Interested Stockholder. The term “Interested Stockholder” is generally defined in Chapter 110F to mean any person other than the Company or a majority-owned subsidiary who, together with associates and affiliates, is the owner of 5% or more of our outstanding voting stock. In certain instances involving acquisitions by brokers or dealers, banks, insurance companies, investment companies or certain others who have not acquired the voting securities with any purpose of, or with the effect of, changing or influencing the control of the Company, the 5% threshold is increased to 15%. The term “business combination” is defined in Chapter 110F to include (i) any merger or consolidation of the Company or any majority-owned subsidiary of the Company with the interested stockholder or any other corporation if the merger or consolidation is caused by the interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition, except proportionately as a stockholder of the corporation, to or with the interested stockholder, of assets of the Company or any majority-owned subsidiary having a market value equal to 10% or more of either the market value of the Company’s assets or the market value of the Company’s outstanding stock, (iii) any transaction which results in the issuance or transfer by the Company or any majority-owned subsidiary of any stock of the Company or any majority-owned subsidiary to the interested stockholder, with certain exceptions, (iv) any transaction involving the Company or any majority-owned subsidiary which as the effect, directly or indirectly, of increasing the proportionate share of the stock which is owned by the interested shareholder and (v) certain other transactions.

Regulatory Restrictions

Under the Federal Change in Bank Control Act (the “Control Act”), a 60 day prior written notice must be submitted to the Federal Reserve Board if any person, or any group acting in concert, seeks to acquire 10% or more of any class of outstanding voting securities of a bank holding company, unless the Federal Reserve Board determines that the acquisition will not result in a change of control. Under the Control Act, the Federal Reserve Board has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the acquirer, the convenience and needs of the community served by the bank holding company and its subsidiary banks, and the antitrust effects of the acquisition. Under the BHC Act a company is generally required to obtain prior approval of the Federal Reserve Board before it may obtain control of a bank holding company. Under the BHC Act, control is generally described to mean the beneficial ownership of 25% or more of the outstanding voting securities of a company, although a presumption of control may exist if a party beneficially owns 10% or more of the outstanding voting securities of a company and certain other circumstances are present.

In addition, a bank holding company must obtain Federal Reserve Board approval prior to acquiring voting control of more than 5% of any class of voting stock of a bank or another bank holding company. An acquisition of control of a bank that requires the prior approval of the Federal Reserve Board under the BHC Act is not subject to the notice requirements of the Control Act.

Underwriting

We have entered into an underwriting agreement with Sandler O’Neill & Partners, L.P., the underwriter for the offering, with respect to the shares being offered pursuant to the registration statement relating to this prospectus. Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase 700,000 shares of common stock.

The underwriting agreement provides that the obligations of the underwriter are conditional and may be terminated at its discretion based on its assessment of the financial markets. The obligations of the underwriter may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriter is obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those covered by the over-allotment option described below.

We have granted the underwriter an option to purchase up to 105,000 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable for a period of 30 days. We will be obligated to sell additional shares to the underwriter to the extent the option is exercised. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of common stock offered pursuant to the registration statement relating to this prospectus, if any.

The following table shows the per-share and total underwriting discounts and commissions that we will pay to the underwriter. These amounts are shown assuming no exercise and full exercise of the underwriter’s over-allotment option to purchase additional shares.

	Without Over-Allotment		With Over-Allotment
Per Share	$0.96	(1)	$0.99	(1)
Total	$670,718	(1)	$797,768	(1)

(1)	The underwriting discount is $1.21 per share with respect to shares sold to the general public and $0.33 per share with respect to shares sold to our existing shareholders and employees.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $420,800 and are payable by us. We have agreed to reimburse the underwriter for its actual out-of-pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriter’s counsel.

The underwriter proposes to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriter may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $0.60 per share. The underwriter may allow, and the dealers may reallow, a discount not in excess of $0.10 per share on sales to other brokers or dealers. If all of the shares are not sold at the public offering price, the underwriter may change the offering price and other selling terms.

The shares of common stock are being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify this offer and reject orders in whole or in part.

We and our executive officers and directors have agreed, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, or otherwise dispose of or hedge, directly or indirectly, any of our shares of common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or similar securities, without, in each case, the prior written consent of the underwriter. These restrictions are expressly agreed to preclude us and our executive officers and directors from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

Our common stock has been approved for listing on AMEX under the symbol “BNV” and will begin trading on AMEX prior to the completion of this offering.

In connection with this underwriting, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the AMEX, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

We have agreed to indemnify the underwriter against specified liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriter may be required to make in respect thereof.

In accordance with our Restated Articles of Organization, the entire offering of 805,000 shares of our common stock (including the 105,000 shares subject to the over-allotment option) must initially be offered for sale to our existing shareholders and we have reserved the entire offering for our existing shareholders. See “Preemptive Rights.” To the extent our existing shareholders do not purchase the entire offering of our common stock (including the shares subject to the over-allotment option), the remaining shares will be available for sale to the general public.

Other than to a shareholder exercising their preemptive rights, we will not be required to issue shares of common stock in the offering to any person who, in our sole judgment and discretion, is required to obtain prior clearance, approval or nondisapproval from any federal or state bank regulatory authority to own or control such shares unless, prior to the expiration time, evidence of such clearance, approval or nondisapproval has been provided to us. See “Regulatory Restrictions.”

Transfer Agent and Registrar

The Registrar and Transfer Company, Cranford, New Jersey acts as the transfer agent and registrar for our common stock.

Legal Matters

The validity of the shares of common stock offered hereby will be passed upon for us by Cranmore, FitzGerald & Meaney, Hartford, Connecticut. Certain legal matters regarding the offering will be passed upon for Sandler O’Neill & Partners, L.P. by Patton Boggs LLP, Washington, D.C.

Experts

Our consolidated annual financial statements appearing in this prospectus and the registration statement on Form S-1 have been audited by Shatswell, MacLeod & Company, P.C., an independent registered public accounting firm, to the extent and for the periods indicated in their report appearing elsewhere herein and are included in reliance on such report upon the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, to register the common stock to be sold in the offering. The registration statement, including the exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. You may read and copy the registration statement at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC’s public reference rooms. The registration statement also is available to the public from commercial document retrieval services and at the Internet World Wide Website maintained by the SEC at “http://www.sec.gov.”

BEVERLY NATIONAL CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)

	March 31, 2006	December 31, 2005
	(Unaudited)
ASSETS
Cash and due from banks	$11,932	$13,134
Interest bearing demand deposits with other banks	90	306

Cash and cash equivalents	12,022	13,440
Investments in available-for-sale securities (at fair value)	46,406	47,729
Investments in held-to-maturity securities	64,424	65,514
Federal Home Loan Bank stock, at cost	1,992	1,872
Federal Reserve Bank stock, at cost	188	188
Loans, net of the allowance for loan losses of $2,652 and $2,514, respectively	282,202	267,256
Premises and equipment	4,630	4,577
Accrued interest receivable	1,843	1,639
Other assets	10,319	10,297

Total assets	$424,026	$412,512

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$74,905	$78,218
Interest-bearing	265,840	267,594

Total deposits	340,745	345,812
Federal Home Loan Bank advances	40,000	22,900
Securities sold under agreements to repurchase	11,202	11,390
Other liabilities	3,387	3,689

Total liabilities	395,334	383,791

Stockholders’ equity:
Preferred stock, $1.00 par value per share; 300,000 shares authorized; issued and outstanding none	—	—
Common stock, $2.50 par value per share; 2,500,000 shares authorized; issued 2,003,298 shares as of March 31, 2006 and 1,993,200 shares as of December 31, 2005; outstanding, 1,892,893 shares as of March 31, 2006 and 1,882,795 shares as of December 31, 2005	5,008	4,983
Paid-in capital	6,922	6,848
Retained earnings	18,973	18,992
Treasury stock, at cost (110,405 shares as of March 31, 2006 and December 31, 2005)	(1,495)	(1,495)
Accumulated other comprehensive loss	(716)	(607)

Total stockholders’ equity	28,692	28,721

Total liabilities and stockholders’ equity	$424,026	$412,512

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended
	March 31, 2006		March 31, 2005
Interest and dividend income:
Interest and fees on loans	$4,343		$3,518
Interest on debt securities:
Taxable	1,027		1,011
Tax-exempt	26		21
Dividends on marketable equity securities	61		2
Other interest	14		8

Total interest and dividend income	5,471		4,560

Interest expense:
Interest on deposits	1,214		751
Interest on other borrowed funds	440		82

Total interest expense	1,654		833

Net interest and dividend income	3,817		3,727
Provision for loan losses	140		140

Net interest and dividend income after provision for loan losses	3,677		3,587

Noninterest income:
Income from fiduciary activities	432		423
Fees from sale of non-deposit products	52		64
Service charges on deposit accounts	138		137
Other deposit fees	146		127
Income on cash surrender value of life insurance	51		53
Other income	238		153

Total noninterest income	1,057		957

Noninterest expense:
Salaries and employee benefits	2,237		2,160
Director fees	79		75
Occupancy expense	339		387
Equipment expense	195		158
Data processing fees	205		227
Marketing and public relations	101		64
Professional fees	127		162
Other expense	376		408

Total noninterest expense	3,659		3,641

Income before income taxes	1,075		903
Income taxes	337		268

Net Income	$738		$635

Earnings per share:
Weighted average shares outstanding	1,890,552		1,866,991

Weighted average diluted shares outstanding	1,941,543		1,931,632

Earnings per common share	$0.39		$0.34
Earnings per common share, assuming dilution	$0.38		$0.33
Dividends per share	$0.40	(1)	$0.20

(1)	Dividends declared in the 2006 period include the first quarter dividend of $0.20 declared in January 2006 and the second quarter dividend of $0.20 declared in March 2006.

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2006 AND 2005

(In thousands)

(Unaudited)

	March 31, 2006	March 31, 2005
Cash flows from operating activities:
Net income	$738	$635
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of securities, net	73	91
Provision for loan losses	140	140
Change in deferred loan costs, net	(42)	(23)
Net decrease in mortgages held-for-sale	—	161
Depreciation and amortization	164	165
Increase in interest receivable	(204)	(123)
(Increase) decrease in prepaid expenses	(83)	24
Decrease in mortgage servicing rights	8	18
Increase in cash surrender value of life insurance	(51)	(53)
Decrease in taxes receivable	238	—
Decrease in RABBI Trust trading securities	20	36
Increase in other assets	(149)	(1)
(Decrease) increase in interest payable	(82)	27
Decrease in accrued expenses	(474)	(163)
Increase in taxes payable	99	173
(Decrease) increase in other liabilities	(227)	31

Net cash provided by operating activities	168	1,138

Cash flows from investing activities:
Purchases of available-for-sale securities	(110)	(92)
Proceeds from maturities of available-for-sale securities	1,257	1,846
Purchases of held-to-maturity securities	—	(1,000)
Proceeds from maturities of held-to-maturity securities	1,082	1,239
Purchase of Federal Home Loan Bank stock	(120)	—
Purchase of Federal Reserve Bank stock	—	(45)
Loan originations and principal collections, net	(15,046)	(7,817)
Recoveries of loans previously charged off	2	13
Capital expenditures	(217)	(18)

Net cash used in investing activities	(13,152)	(5,874)

Cash flows from financing activities:
Net increase in demand deposits, NOW, money market and savings accounts	321	7,077
Net (decrease) increase in time deposits	(5,388)	1,416
Net increase in Federal Home Loan Bank advances	17,100	6,000
Decrease in securities sold under agreements to repurchase	(188)	(4,944)
Proceeds from exercise of stock options	99	69
Dividends paid	(378)	(373)

Net cash provided by financing activities	11,566	9,245

Net (decrease) increase in cash and cash equivalents	(1,418)	4,509
Cash and cash equivalents at beginning of year	13,440	10,646

Cash and cash equivalents at March 31	$12,022	$15,155

Supplemental disclosures:
Interest paid	$1,736	$805
Income taxes paid	62	95

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. BASIS OF PRESENTATION

The condensed consolidated financial statements contained herein are unaudited but include, in the opinion of management, all adjustments that management considers necessary for a fair presentation of the financial information set forth herein. All such adjustments are of a normal recurring nature. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of results that may be expected for the year ended December 31, 2006.

The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

2. EARNINGS PER SHARE

Earnings per share (“EPS”) calculations are based on the weighted-average number of common shares outstanding during the period.

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if the obligations to issue common stock were exercised and resulted in the issuance of common stock that then shared in the earnings of the entity.

3. RECLASSIFICATION

Certain amounts for prior periods have been reclassified to be consistent with the current statement presentation.

4. IMPACT OF NEW ACCOUNTING STANDARDS

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123R”). SFAS 123R revised FASB Statement No. 123, “Accounting for Stock Based Compensation” (“SFAS 123”) and superseded Accounting Principles Board (“APB”) Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and its related implementation guidance. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. It establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. Effective January 1, 2006, the Company adopted SFAS 123R.

5. STOCK-BASED COMPENSATION

The Company maintains five stock-based employee compensation plans. Effective January 1, 2006, the Company adopted SFAS 123R. This Statement revised SFAS 123 and superseded APB No. 25. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements and establishes fair value as the measurement objective in accounting for share-based payment arrangements. In the three months ended March 31, 2006, stock-based employee compensation costs recorded as expenses amounted to $9,263. Prior to January 1, 2006, the Company accounted for the plans under the recognition and measurement principles of APB Opinion No. 25. No stock-based employee compensation cost had been recognized during periods prior to January 1, 2006 for the Company’s fixed stock option plans.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123R to stock-based employee compensation during the three month period ended March 31, 2005.

For the Three Months Ended March 31, 2005
(in thousands)
Net income, as reported	$635
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	12

Pro forma net income	$623

Earnings per share:
Basis—as reported	$0.34
Basic—pro forma	$0.33
Diluted—as reported	$0.33
Diluted—pro forma	$0.32

6. PENSION BENEFITS

The following summarizes the net periodic cost for the three months ended March 31:

	For the Three Months Ended March 31,
	2006	2005
	(in thousands)
Service cost	$—	$96
Interest cost on benefit obligation	118	137
Expected return on plan assets	(150)	(152)
Amortization of prior service cost	—	14

Net periodic benefit cost	$(32)	$95

Effective January 1, 2006, the pension plan was suspended so that employees no longer earn additional defined benefits for future service.

The Board of Directors and Stockholders

Beverly National Corporation

Beverly, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Beverly National Corporation and Subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beverly National Corporation and Subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts

January 24, 2006

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

(Dollars in thousands, except per share data)

	2005	2004
ASSETS
Cash and due from banks	$13,134	$10,345
Interest-bearing demand deposits with other banks	306	301

Cash and cash equivalents	13,440	10,646
Investments in available-for-sale securities (at fair value)	47,729	44,116
Investments in held-to-maturity securities (fair values of $63,895 as of December 31, 2005 and $70,642 as of December 31, 2004)	65,514	70,713
Federal Home Loan Bank stock, at cost	1,872	1,872
Federal Reserve Bank stock, at cost	188	143
Loans, net of the allowance for loan losses of $2,514 and $2,181, respectively	267,256	234,630
Mortgages held-for-sale	—	447
Premises and equipment	4,577	4,817
Accrued interest receivable	1,639	1,356
Other assets	10,297	9,385

Total assets	$412,512	$378,125

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$78,218	$72,321
Interest-bearing	267,594	264,814

Total deposits	345,812	337,135
Federal Home Loan Bank advances	22,900	—
Securities sold under agreements to repurchase	11,390	10,496
Other liabilities	3,689	2,482

Total liabilities	383,791	350,113

Stockholders’ equity:
Preferred stock, $1.00 par value per share; 300,000 shares authorized; issued and outstanding none
Common stock, par value $2.50 per share; authorized 2,500,000 shares; issued 1,993,200 shares as of December 31, 2005 and 1,972,357 shares as of December 31, 2004; outstanding, 1,882,795 shares as of December 31, 2005 and 1,861,332 shares as of December 31, 2004	4,983	4,931
Paid-in capital	6,848	6,618
Retained earnings	18,992	18,097
Treasury stock, at cost (110,405 shares as of December 31, 2005 and 111,025 shares as of December 31, 2004)	(1,495)	(1,504)
Accumulated other comprehensive loss	(607)	(130)

Total stockholders’ equity	28,721	28,012

Total liabilities and stockholders’ equity	$412,512	$378,125

The accompanying notes are an integral part of these consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2005, 2004 and 2003

(In thousands, except per share data)

	2005	2004	2003
Interest and dividend income:
Interest and fees on loans	$14,903	$11,639	$11,739
Interest on debt securities:
Taxable	4,073	4,113	2,858
Tax-exempt	90	70	44
Dividends on marketable equity securities	27	11	17
Other interest	199	95	212

Total interest and dividend income	19,292	15,928	14,870

Interest expense:
Interest on deposits	4,089	2,375	2,787
Interest on other borrowed funds	327	219	37

Total interest expense	4,416	2,594	2,824

Net interest and dividend income	14,876	13,334	12,046
Provision for loan losses	585	560	120

Net interest and dividend income after provision for loan losses	14,291	12,774	11,926

Noninterest income:
Income from fiduciary activities	1,738	1,726	1,540
Fees from sale of non-deposit products	241	114	—
Service charges on deposit accounts	568	614	643
Other deposit fees	583	584	419
Gain on sales and calls of available-for-sale securities, net	—	75	248
Gain on sales of loans, net	13	56	388
Gain on sale of real estate	—	317	—
Income (loss) on cash surrender value of life insurance	209	218	(111)
Other income	840	587	575

Total noninterest income	4,192	4,291	3,702

Noninterest expense:
Salaries and employee benefits	9,226	7,931	7,146
Director fees	307	261	182
Occupancy expense	1,367	1,107	1,034
Equipment expense	683	665	652
Data processing fees	836	843	795
Marketing and public relations	381	437	329
Professional fees	884	715	653
Other expense	1,406	1,499	1,344

Total noninterest expense	15,090	13,458	12,135

Income before income taxes	3,393	3,607	3,493
Income taxes	1,000	1,107	1,316

Net income	$2,393	$2,500	$2,177

Earnings per common share	$1.28	$1.35	$1.20

Earnings per common share, assuming dilution	$1.24	$1.30	$1.14

The accompanying notes are an integral part of these consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2005, 2004 and 2003

(Dollars in thousands, except per share data)

	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2002	$4,763	$5,853	$16,348	$(1,619)	$89	$25,434
Comprehensive income:
Net income	—	—	2,177	—	—	—
Other comprehensive loss, net of tax effect	—	—	—	—	(536)	—
Comprehensive income						1,641
Tax benefit for stock options	—	214	—	—	—	214
Stock award (500 shares from treasury stock)	—	4	—	7	—	11
Dividends declared ($.80 per share)	—	—	(1,451)	—	—	(1,451)
Sale of 39,558 shares of common stock on exercise of stock options	99	196	—	—	—	295
Reissuance of treasury stock under stock option plan (6,195 shares)	—	14	—	84	—	98

Balance, December 31, 2003	4,862	6,281	17,074	(1,528)	(447)	26,242
Comprehensive income:
Net income	—	—	2,500	—	—	—
Other comprehensive income, net of tax effect	—	—	—	—	317	—
Comprehensive income						2,817
Tax benefit for stock options	—	170	—	—	—	170
Stock award (500 shares from treasury stock)	—	6	—	7	—	13
Dividends declared ($.80 per share)	—	—	(1,477)	—	—	(1,477)
Sale of 27,478 shares of common stock on exercise of stock options	69	158	—	—	—	227
Reissuance of treasury stock under stock option plan (1,260 shares)	—	3	—	17	—	20

Balance, December 31, 2004	4,931	6,618	18,097	(1,504)	(130)	28,012
Comprehensive income:
Net income	—	—	2,393	—	—	—
Other comprehensive loss, net of tax effect	—	—	—	—	(477)	—
Comprehensive income						1,916
Tax benefit for stock options	—	65	—	—	—	65
Stock award (500 shares from treasury stock)	—	6	—	7	—	13
Dividends declared ($.80 per share)	—	—	(1,498)	—	—	(1,498)
Sale of 20,843 shares of common stock on exercise of stock options	52	159	—	—	—	211
Reissuance of treasury stock under stock option plan (120 shares)	—	—	—	2	—	2

Balance, December 31, 2005	$4,983	$6,848	$18,992	$(1,495)	$(607)	$28,721

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY—(Continued)

Years Ended December 31, 2005, 2004 and 2003

(Dollars in thousands)

Reclassification disclosure for the years ended December 31:

	2005	2004	2003
Unrealized gains (losses) on securities
Net unrealized holding (loss) gain on available-for-sale securities	$(802)	$611	$(805)
Reclassification adjustment for realized gains in net income	—	(75)	(248)

	(802)	536	(1,053)
Income tax benefit (expense)	325	(219)	431

	(477)	317	(622)

Minimum pension liability adjustment	—	—	146
Income tax expense	—	—	(60)

	—	—	86

Other comprehensive (loss) income, net of tax	$(477)	$317	$(536)

Accumulated other comprehensive loss consists of the following as of December 31:

	2005	2004	2003
Net unrealized holding losses on available-for-sale securities, net of taxes	$(607)	$(130)	$(447)

The accompanying notes are an integral part of these consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005, 2004 and 2003

(In thousands)

	2005	2004	2003
Cash flows from operating activities:
Net income	$2,393	$2,500	$2,177
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Net decrease (increase) in mortgages held-for-sale	447	(447)	(7,098)
Decrease in mortgage servicing rights	67	51	40
Increase (decrease) in loan participation servicing liability	—	2	(3)
Depreciation and amortization	654	610	671
Stock awards	13	13	11
Gain on sales and calls of available-for-sale investments, net	—	(75)	(248)
Provision for loan losses	585	560	120
Deferred tax (benefit) expense	(535)	362	(298)
(Increase) decrease in taxes receivable	(50)	46	129
Increase in interest receivable	(283)	(113)	(95)
Increase (decrease) in interest payable	185	(6)	(52)
Increase (decrease) in accrued expenses	881	(159)	(9)
Decrease (increase) in prepaid expenses	137	(208)	17
(Decrease) increase in taxes payable	—	(45)	488
Increase (decrease) in other liabilities	141	(34)	(18)
Decrease (increase) in other assets	30	5	(66)
(Increase) decrease in cash surrender value of life insurance	(209)	(218)	111
Decrease in RABBI Trust trading securities	105	162	49
Amortization of securities, net	339	699	678
Loss on disposal of premises and equipment	—	—	15
Gain on sale of real estate	—	(317)	—
Change in deferred loan costs, net	14	(4)	4

Net cash provided by (used in) operating activities	4,914	3,384	(3,377)

Cash flows from investing activities:
Purchases of available-for-sale securities	(12,714)	(24,271)	(79,540)
Proceeds from sales of available-for-sale securities	—	12,744	17,479
Proceeds from maturities of available-for-sale securities	8,011	28,493	54,491
Purchases of held-to-maturity securities	(1,000)	(13,595)	(78,275)
Proceeds from maturities of held-to-maturity securities	6,148	20,496	1,593
Purchases of Federal Home Loan Bank stock	—	(830)	(297)
Purchase of Federal Reserve Bank stock	(45)	—	(45)
Loan originations and principal collections, net	(24,178)	(59,357)	27,945
Recoveries of loans previously charged off	156	80	128
Purchase of loans	(9,203)	(1,500)	(2,500)
Capital expenditures	(414)	(1,808)	(93)
Proceeds from sales of assets	—	524	—
Purchase of life insurance policies	—	(4,789)	(1,000)
Redemption of life insurance policy	—	—	256
Premiums paid on life insurance policies	(67)	(67)	(67)

Net cash used in investing activities	(33,306)	(43,880)	(59,925)

Cash flows from financing activities:
Net (decrease) increase in demand deposits, NOW and savings accounts	(784)	28,898	24,710
Net increase (decrease) in time deposits	9,461	(29)	2,275
Advances from Federal Home Loan Bank	22,900	—	—
Increase in securities sold under agreements to repurchase	894	553	9,943
Proceeds from exercise of stock options	213	247	393
Dividends paid	(1,498)	(1,477)	(1,451)

Net cash provided by financing activities	31,186	28,192	35,870

Net increase (decrease) in cash and cash equivalents	2,794	(12,304)	(27,432)
Cash and cash equivalents at beginning of year	10,646	22,950	50,382

Cash and cash equivalents at end of year	$13,440	$10,646	$22,950

Supplemental disclosures:
Mortgages held-for-sale transferred to loans	$—	$—	$8,721
Interest paid	4,231	2,600	2,876
Income taxes paid	1,585	744	997
Equipment transferred to other assets	—	—	4
Other assets transferred to premises and equipment	—	—	5

The accompanying notes are an integral part of these consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2005, 2004 and 2003

NOTE 1—NATURE OF OPERATIONS

Beverly National Corporation (Company) is a state chartered corporation that was organized in 1984 to become the holding company of Beverly National Bank (Bank). The Company’s primary activity is to act as the holding company for the Bank. The Bank is a federally chartered bank, which was founded in 1802 and is headquartered in Beverly, Massachusetts. The Bank operates its business from seven full service branches and two educational banking offices located in Massachusetts. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate loans, and in consumer and small business loans. The Bank also operates a trust department that offers fiduciary and investment services.

NOTE 2—ACCOUNTING POLICIES

The accounting and reporting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements were prepared using the accrual basis of accounting with the exception of fiduciary activities and certain minor sources of income which are reflected on a cash basis. The results of these activities do not differ materially from those which would result using the accrual method. The significant accounting policies are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, the Bank and Cabot Street Realty Trust and the Bank’s wholly-owned subsidiaries, Beverly Community Development Corporation, Hannah Insurance Agency, Inc. and Beverly National Security Corporation. Cabot Street Realty Trust was formed for the purpose of real estate development. Beverly Community Development Corporation was formed to provide loans to small businesses and individuals in low income census tracts. Hannah Insurance Agency, Inc. was formed to market life insurance, disability insurance and long term care products. During 2004 the Company dissolved one of its subsidiaries, Cabot Street Realty Trust. The Bank also dissolved Beverly Community Development Corporation during 2004. During 2003, Beverly National Security Corporation was established for the exclusive purpose of buying, selling or holding securities. All significant intercompany accounts and transactions have been eliminated in the consolidation.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks and interest bearing demand deposit accounts with other banks.

Cash and due from banks as of December 31, 2005 and 2004 includes $3,096 and $4,300, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts computed so as to approximate the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading. These security classifications may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

•	Held-to-maturity securities are measured at amortized cost in the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

•	Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized.

•	Trading securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses for trading securities are included in earnings.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff are reported at their outstanding principal balances adjusted for amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Loan origination and commitment fees and certain direct origination costs are deferred, and the net amount amortized as an adjustment of the related loan’s yield. The Company is amortizing these amounts over the contractual life of the related loans.

Residential real estate loans are generally placed on nonaccrual when reaching 90 days past due or in process of foreclosure. All closed-end consumer loans 90 days or more past due and any equity line in the process of foreclosure are placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 120 days past due depending on the type of loan. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months.

Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets.

SERVICING:

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

MORTGAGES HELD-FOR-SALE:

Mortgages held-for-sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations.

Interest income on mortgages held-for-sale is accrued currently and classified as interest on loans.

OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Statement of Financial Accounting Standards (SFAS) No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring.” These properties are carried at the lower of cost or fair value less estimated costs to sell. Any write down from cost to fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets, subsequent write downs and gains or losses recognized upon sale are included in other expense.

The Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor’s assets regardless of whether formal foreclosure proceedings take place.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards (SFAS) No. 107, “Disclosures about Fair Value of Financial Instruments,” requires that the Company disclose estimated fair values for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate those assets’ fair values.

Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated by discounting the future cash flows, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Mortgages held-for-sale: Fair values for mortgages held-for-sale are estimated based on outstanding investor commitments, or in the absence of such commitments, are based on current investor yield requirements.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand deposits, regular savings, NOW accounts, and money market accounts are equal to the amount payable on demand at the reporting date (i.e., their carrying

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank advances: The carrying amounts reported on the consolidated balance sheet for these borrowings approximate their fair value.

Securities sold under agreements to repurchase: The carrying amounts reported on the consolidated balance sheets for securities sold under agreements to repurchase approximate their fair values.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

ADVERTISING:

The Company directly expenses costs associated with advertising as they are incurred.

INCOME TAXES:

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company’s assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

STOCK BASED COMPENSATION:

At December 31, 2005, the Company has five stock-based employee compensation plans which are described more fully in Note 10. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Accordingly, no compensation cost has been recognized for its fixed stock option plans. In addition, $13, $13 and $11 of compensation cost was recognized in 2005, 2004 and 2003, respectively for annual stock awards of 500 shares to an executive officer under his employment agreement. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share-Based Payment,” to stock-based employee compensation.

	Years Ended December 31
	2005	2004	2003
	(In thousands, except per share data)
Net income, as reported	$2,393	$2,500	$2,177
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	48	48	48

Pro forma net income	$2,345	$2,452	$2,129

Earnings per share:
Basic—as reported	$1.28	$1.35	$1.20
Basic—pro forma	$1.25	$1.33	$1.17
Diluted—as reported	$1.24	$1.30	$1.14
Diluted—pro forma	$1.21	$1.27	$1.12

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

SUPPLEMENTAL RETIREMENT PLAN:

In connection with its Supplemental Retirement Plan, the Company established a RABBI Trust to assist in the administration of the plan. The accounts of the RABBI Trust are consolidated in the Company’s consolidated financial statements. Any available-for-sale securities held by the RABBI Trust are accounted for in accordance with SFAS No. 115.

EARNINGS PER SHARE:

Basic earnings per share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

RECENT ACCOUNTING PRONOUNCEMENTS:

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. In December 2003, the FASB revised Interpretation No. 46, also referred to as Interpretation 46 (R) (“FIN 46(R)”). The objective of this interpretation is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This interpretation changes that, by requiring a variable interest entity to be consolidated by a company only if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The Company is required to apply FIN 46, as revised, to all entities subject to it no later than the end of the first reporting period ending after March 15, 2004. However, prior to the required application of FIN 46, as revised, the Company shall apply FIN 46 or FIN 46 (R) to those entities that are considered to be special-purpose entities as of the end of the first fiscal year or interim period ending after December 15, 2003. The adoption of this interpretation did not have a material effect on the Company’s consolidated financial statements.

In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-3 (“SOP 03-3”) “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 requires loans acquired through a transfer, such as a business combination, where there are differences in expected cash flows and contractual cash flows due in part to credit quality be recognized at their fair value. The excess of contractual cash flows over expected cash flows is not to be recognized as an adjustment of yield, loss accrual, or valuation allowance. Valuation allowances cannot be created nor “carried over” in the initial accounting for loans acquired in a transfer on loans subject to SFAS 114, “Accounting by Creditors for Impairment of a Loan.” This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004, with early adoption encouraged. The adoption of SOP 03-3 did not have a material impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). This Statement revises FASB Statement No. 123, “Accounting for Stock Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. It establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. This Statement is effective for the Company as of the beginning of the first annual reporting period that begins after December 15, 2005. The adoption of SFAS 123R is not expected to have a significant effect on the Company’s financial condition, cash flows or results of operations in 2006. Future compensation expense will be impacted by various factors, including the number of awards granted and their related fair value at the date of grant.

NOTE 3—INVESTMENTS IN SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management’s intent. The amortized cost of securities and their approximate fair values are as follows as of December 31:

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities:
December 31, 2005:
Debt securities issued by U.S. government corporations and agencies	$13,494	$—	$355	$13,139
Debt securities issued by political subdivision of the United States	975	—	29	946
Corporate debt securities	4,999	—	29	4,970
Trust preferred securities	3,415	20	—	3,435
Marketable equity securities	1,374	188	9	1,553
Mortgage-backed securities	24,495	—	809	23,686

	$48,752	$208	$1,231	$47,729

December 31, 2004:
Debt securities issued by U.S. government corporations and agencies	$10,997	$1	$119	$10,879
Marketable equity securities	572	126	—	698
Mortgage backed securities	32,768	33	262	32,539

	$44,337	$160	$381	$44,116

Held-to-maturity securities:
December 31, 2005:
Debt securities issued by U.S. government corporations and agencies	$39,013	$—	$841	$38,172
Debt securities issued by states of the United States and political subdivisions of the states	1,927	3	9	1,921
Debt securities issued by foreign governments	400	—	1	399
Mortgage-backed securities	24,174	—	771	23,403

	$65,514	$3	$1,622	$63,895

December 31, 2004:
Debt securities issued by U.S. government corporations and agencies	$38,012	$59	$132	$37,939
Debt securities issued by states of the United States and political subdivisions of the states	1,932	30	—	1,962
Debt securities issued by foreign governments	500	—	—	500
Mortgage-backed securities	30,269	68	96	30,241

	$70,713	$157	$228	$70,642

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

The scheduled maturities of debt securities were as follows as of December 31, 2005:

	Available-For-Sale	Held-To-Maturity
	Fair Value	Amortized Cost Basis	Fair Value
Due within one year	$4,990	$265	$265
Due after one year through five years	13,424	39,698	38,862
Due after five years through ten years	641	1,377	1,365
Due in more than ten years	3,435	—	—
Mortgage-backed securities	23,686	24,174	23,403

	$46,176	$65,514	$63,895

Proceeds from sales of available-for-sale securities in 2005, 2004 and 2003 amounted to $0, $12,744 and $17,479, respectively. Gross realized gains and losses in the year ended December 31, 2005 were $0 and $0, respectively. Gross realized gains and losses in the year ended December 31, 2004 were $73 and $0, respectively. The tax expense applicable to the realized gains amounted to $30 for the year ended December 31, 2004. Gross realized gains and losses in the year ended December 31, 2003 were $249 and $1, respectively. The tax expense applicable to these net realized gains amounted to $101 for the year ended December 31, 2003.

The amortized cost basis and fair value of securities of issuers that exceeded 10% of stockholders’ equity are as follows at December 31, 2005:

	Amortized Cost Basis	Fair Value
MMCAPS Funding Trust Preferred Security	$3,415	$3,435

Total carrying amounts of $49,660 and $50,065 of securities were pledged to secure treasury tax and loan, trust funds and public funds on deposit, and securities sold under agreements to repurchase as of December 31, 2005 and 2004, respectively.

In connection with its supplemental retirement plan described in Note 11, the Company set up a RABBI Trust which includes trading securities. The RABBI Trust is included in other assets on the consolidated balance sheets. The portion of trading (losses) gains for the years ended December 31, 2005 and 2004 that relates to trading securities still held at year end amounted to $(2) and $8, respectively. The fair value of trading securities held in the RABBI Trust as of December 31, 2005 and 2004 was $496 and $601, respectively.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows as of December 31, 2005:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt securities issued by U.S. government corporations and agencies	$18,208	$315	$33,103	$881	$51,311	$1,196
Debt securities issued by states of the United States and political subdivisions of the states	2,423	38	—	—	2,423	38
Mortgage-backed securities	19,462	636	27,627	944	47,089	1,580
Debt securities issued by foreign governments	399	1	—	—	399	1
Marketable equity securities	500	9	—	—	500	9
Corporate debt securities	4,970	29	—	—	4,970	29

Total temporarily impaired securities	$45,962	$1,028	$60,730	$1,825	$106,692	$2,853

The investments in the Company’s investment portfolio that are temporarily impaired as of December 31, 2005 consist primarily of debt and mortgage-backed securities issued by U.S. government corporations and agencies with strong credit ratings. The unrealized losses in the above table are attributable to changes in market interest rates. Company management does not intend to sell these securities in the near term future and therefore the unrealized losses are determined to be not other than temporary.

NOTE 4—LOANS

Loans consisted of the following as of December 31:

	2005	2004
Commercial, financial and agricultural	$42,034	$45,520
Real estate—construction and land development	16,413	5,786
Real estate—residential	98,007	83,954
Real estate—commercial	98,761	87,366
Consumer	4,949	6,536
Other	8,968	6,997

	269,132	236,159
Allowance for loan losses	(2,514)	(2,181)
Deferred loan costs, net	638	652

Net loans	$267,256	$234,630

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2005	2004	2003
Balance at beginning of period	$2,181	$2,183	$2,013
Loans charged off	(408)	(642)	(78)
Provision for loan losses	585	560	120
Recoveries of loans previously charged off	156	80	128

Balance at end of period	$2,514	$2,181	$2,183

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 2005. Total loans to such persons and their companies amounted to $218 as of December 31, 2005. During 2005 principal payments and advances totaled $255 and $237, respectively.

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:

	2005	2004
Total nonaccrual loans	$2	$529

Accruing loans which are 90 days or more overdue	$—	$—

Information about loans that meet the definition of an impaired loan in Statement of Financial Accounting Standards No. 114 is as follows:

	December 31,
	2005		2004
	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses
Loans for which there is a related allowance for credit losses	$2	$2	$36	$4
Loans for which there is no related allowance for credit losses	—	—	352	—

Totals	$2	$2	$388	$4

		2005	2004	2003
Average recorded investment in impaired loans during the year ended December 31		$85	$654	$586

Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired

Total recognized		$—	$12	$26

Amount recognized using a cash-basis method of accounting		$—	$12	$26

Loans serviced for others are not included in the accompanying balance sheets. As of December 31, 2005 and 2004 the unpaid principal balances of loans serviced for others were $32,379 and $35,274, respectively.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

No valuation allowance for the carrying amount of mortgage servicing rights at December 31, 2005 and 2004 was recorded because management estimated that there was no impairment in the carrying amount of those rights. The fair values of these rights approximated their carrying amount. Changes in mortgage servicing rights, which are included in other assets, were as follows for the years ended December 31:

	2005	2004	2003
Balance at beginning of period	$202	$253	$293
Capitalized mortgage servicing rights	—	19	184
Amortization	(67)	(70)	(224)

Balance at end of period	$135	$202	$253

NOTE 5—PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2005	2004
Land	$364	$364
Buildings	4,191	4,172
Furniture and equipment	4,628	4,362
Leasehold improvements	3,080	2,988
Construction in progress	21	11

	12,284	11,897
Accumulated depreciation and amortization	(7,707)	(7,080)

	$4,577	$4,817

Depreciation and amortization expense for the years ended December 31, 2005, 2004 and 2003 amounted to $654, $610 and $671, respectively.

NOTE 6—DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100 or more was $16,490 and $12,414 as of December 31, 2005 and 2004, respectively.

For time deposits as of December 31, 2005, the scheduled maturities for the years ended December 31, are:

2006	$51,749
2007	11,110
2008	4,248
2009	910
2010	182

$68,199

Deposits from related parties held by the Company as of December 31, 2005 and 2004 amounted to $1,764 and $2,299, respectively.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

NOTE 7—FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston (FHLB).

The Company’s FHLB advances of $22,900 at December 31, 2005 mature in 2006.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties, certain unencumbered investment securities and other qualified assets.

At December 31, 2005, the interest rates on FHLB advances ranged from 4.06% to 4.61%. At December 31, 2005, the weighted average interest rate on FHLB advances was 4.32%.

NOTE 8—SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The securities sold under agreements to repurchase as of December 31, 2005 are securities sold on a short term basis by the Bank that have been accounted not as sales but as borrowings. The securities consisted of mortgage-backed securities issued by U.S. Government Corporations and debt securities issued by states of the United States and political subdivisions of the states. The securities were held in the Bank’s safekeeping account at the Federal Reserve Bank under the control of the Bank, and in the Bank’s Trust Department. The securities are pledged to the purchasers of the securities. The purchasers have agreed to sell to the Bank substantially identical securities at the maturity of the agreements.

NOTE 9—INCOME TAXES

The components of the income tax expense are as follows for the years ended December 31:

	2005	2004	2003
Current:
Federal	$1,253	$635	$1,143
State	282	110	471

	1,535	745	1,614

Deferred:
Federal	(397)	293	(217)
State	(138)	69	(81)

	(535)	362	(298)

Total income tax expense	$1,000	$1,107	$1,316

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:

	2005	2004	2003
	% of Income	% of Income	% of Income
Federal income tax at statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in tax resulting from:
Tax-exempt income	(6.7)	(6.2)	(4.2)
Dividends paid to ESOP	(.9)	(.9)	(1.0)
Unallowable expenses	.3	.5	.4
Other	—	—	1.1
State tax, net of federal tax benefit	2.8	3.3	7.4

Effective tax rates	29.5%	30.7%	37.7%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2005	2004
Deferred tax assets:
Allowance for loan losses	$896	$760
Deferred compensation	721	684
Accrued retirement benefits	143	143
Accrued interest on nonperforming loans	22	44
Accrued pension	298	—
Net unrealized holding loss on available-for-sale securities	416	91

Gross deferred tax assets	2,496	1,722

Deferred tax liabilities:
Accelerated depreciation	123	155
Loan origination fees and costs, net	261	278
Prepaid pension	—	75
Other adjustments	33	29
Mortgage servicing rights	55	21

Gross deferred tax liabilities	472	558

Net deferred tax asset	$2,024	$1,164

Deferred tax assets as of December 31, 2005 and 2004 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

As of December 31, 2005, the Company had no operating loss and tax credit carryovers for tax purposes.

NOTE 10—STOCK COMPENSATION PLANS

In 2005, the Company adopted The 2005 Restricted Stock Plan under which up to 37,000 shares of stock of the Company may be awarded to key employees or directors of the Company. To date, no restricted stock grants have been awarded.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

The Company has also adopted five fixed option, stock-based compensation plans. Under the 1996 amended 1987 Incentive Stock Option Plan for Key Employees, the Company may grant up to 97,650 shares, at fair value, to key employees. Under the 1996 Incentive Stock Option Plan for Key Employees the Company may grant up to 75,390 shares of common stock, at fair value, to key employees. Under the 1998 Incentive Stock Option Plan for Key Employees the Company may grant up to 63,000 shares of common stock, at fair value, to present and future employees. Under the 1996, 1994 and 1993 amended 1987 Director’s plan, the Company may grant up to 113,400 shares of common stock to present and future directors at prices and exercise terms as determined by the Board of Directors. Under the 1998 amended 2002 Directors’ plan, the Company may grant up to 54,521 shares of common stock to present and future Directors. Under the 1998 Directors’ Plan, stock options are granted at prices and exercise terms as determined by the Board of Directors. In 2002, the 1998 Director’s Stock Option Plan was amended so that all options granted under the plan shall immediately vest in full upon a Director reaching mandatory retirement age and that all options granted shall expire if not exercised within 90 days after the Director’s retirement.

A summary of the status of the Company’s fixed stock option plans as of December 31, 2005, 2004 and 2003 and changes during the years ending on those dates is presented below:

	2005		2004		2003
Fixed Options	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	136,963	$13.61	170,091	$12.67	227,709	$11.89
Exercised	(20,963)	10.16	(28,738)	8.60	(45,753)	8.59
Forfeited	(4,851)	11.99	(4,390)	10.03	(11,865)	13.48

Outstanding at end of year	111,149	14.33	136,963	13.61	170,091	12.67

Options exercisable at year-end	88,980	$14.36	94,255	$13.80	101,344	$12.82
Weighted-average fair value of options granted during the year	N/A		N/A		N/A

The following table summarizes information about fixed stock options outstanding as of December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding as of 12/31/05	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable as of 12/31/05	Weighted- Average Exercise Price
$ 7.29 – 7.79	8,070	0.19 years	$7.41	8,070	$7.41
8.21 – 8.57	3,837	0.70 years	8.33	3,142	8.36
9.67	9,220	1.00 years	9.67	7,036	9.67
13.36 – 13.40	29,452	2.98 years	13.37	23,591	13.37
14.52	9,765	4.10 years	14.52	5,481	14.52
15.69 – 15.76	18,530	2.17 years	15.70	14,330	15.70
16.67	19,775	1.10 years	16.67	14,830	16.67
20.50	12,500	0.60 years	20.50	12,500	20.50

	111,149	1.89 years	14.33	88,980	14.36

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

NOTE 11—EMPLOYEE BENEFITS OTHER THAN POSTRETIREMENT, MEDICAL AND LIFE INSURANCE BENEFITS

Defined benefit pension plan

The Company has a defined benefit pension plan (plan) that up through December 31, 2005 covered substantially all full time employees who met certain eligibility requirements.

Effective January 1, 2006, the Bank suspended the plan so that employees no longer earn additional defined benefits for future services.

On December 20, 2001 the Company amended the plan effective January 1, 1997. The amendment changed the plan to be a “safe harbor plan” and provide benefits equal to 1.45% of final average pay per year of service plus .65% of final average pay in excess of covered compensation per year of service, not to exceed 30 years of service. The amendment created a prior service cost of $938 that was being amortized over the average remaining working lifetime of the participants. Prior to the 2001 amendment the benefits paid were based on 2 1/2% of the final average salary for each of the first 20 years of service plus an additional 1% for each of the next 10 years of service less 1 2/3% of the member’s social security benefit for each year of service (maximum 30 years).

The following tables set forth information about the plan, using a measurement date of December 31, as of December 31 and the years then ended:

	2005	2004	2003
Change in projected benefit obligation:
Benefit obligation at beginning of year	$8,402	$7,720	$7,211
Service cost	386	307	296
Interest cost	548	520	497
Benefits paid	(337)	(331)	(321)
Actuarial loss	573	186	37
Curtailment gain	(2,065)	—	—

Benefit obligation at end of year	7,507	8,402	7,720

Change in plan assets:
Plan assets at estimated fair value at beginning of year	6,928	5,715	4,543
Employer contribution	—	1,093	498
Actual return on plan assets	264	451	995
Benefits paid	(337)	(331)	(321)

Fair value of plan assets at end of year	6,855	6,928	5,715

Funded status	(652)	(1,474)	(2,005)
Unrecognized net loss	—	860	613
Unrecognized prior service cost	—	798	853

(Accrued) prepaid benefit cost included in other (liabilities) assets	$(652)	$184	$(539)

The accumulated benefit obligation for the defined benefit pension plan was $7,507 and $6,633 at December 31, 2005 and 2004, respectively.

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6.25% and 4.50% for 2005 and 6.75% and 4.50% for 2004, respectively.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

Components of net periodic cost and total plan expense:

	2005	2004	2003
Service cost	$386	$307	$296
Interest cost on benefit obligation	548	520	497
Expected return on assets	(608)	(512)	(409)
Amortization of prior service cost	55	55	55
Amortization of net transition asset	—	—	(17)
Amortization of net loss from earlier periods	—	—	39

Net periodic cost	381	370	461
Curtailment gain	(288)	—	—
Recognition of prior service cost	743	—	—

Total plan expense	$836	$370	$461

For the years ended December 31, 2005, 2004 and 2003, the assumptions used to determine the net periodic cost are as follows:

	Years Ended December 31,
	2005	2004	2003
Discount rate	6.25%	6.75%	7.00%
Expected long-term rate of return on plan assets	9.00%	9.00%	9.00%
Annual salary increase	4.50%	4.50%	4.50%

The expected long-term rate of return on plan assets for the pension plan is based on historical returns on plan assets, current and future asset allocations, and Company management’s outlook for long-term interest rates.

Plan Assets

The Company’s pension plan asset allocations by asset category are as follows:

	December 31, 2005		December 31, 2004
	Fair Value	Percent	Fair Value	Percent
Accrued income	$25	0.3%	$24	0.4%
Beverly National Bank money market account	588	8.6	860	12.4
Fixed income securities	1,974	28.8	1,958	28.3
Equity securities	4,268	62.3	4,086	58.9

Total	$6,855	100.0%	$6,928	100.0%

Except for the money market account, there were no securities of the Company and related parties included in plan assets as of December 31, 2005 and 2004.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

The plan’s investments are managed in accordance with the Bank’s Trust Department investment management policies and procedures. To achieve the Company’s investment objectives, assets within the plan are allocated among a number of asset classes to ensure a proper level of diversification, risk, return and liquidity. The plan’s investment portfolio is managed under a “balanced” asset allocation objective, and as of December 31, 2005 the allocation guidelines are as follows:

	Range	Long-Term Target
Equity securities	50% to 70%	60%
Fixed income securities	30% to 50%	35%
Money market investments	0% to 5%	5%

Based on current data and assumptions, the following benefits are expected to be paid for each of the following five years and in the aggregate five years thereafter:

2006	$337
2007	331
2008	350
2009	404
2010	455
2011 – 2015	2,781

The Company does not expect to make a contribution to its pension plan in 2006.

Supplemental Retirement Plan

On December 24, 1996 the Company adopted a Supplemental Retirement Plan for two executive officers. This plan provides nonfunded retirement benefits designed to supplement benefits available through the Company’s retirement plan for employees.

The following tables set forth information about the plan as of December 31 and the years then ended:

	2005	2004	2003
Changes in projected benefit obligation:
Benefit obligation at beginning of year	$1,251	$1,266	$1,300
Interest cost	84	89	91
Benefit paid	(123)	(123)	(123)
Actuarial loss (gain)	39	19	(2)

Benefit obligation at end of year	1,251	1,251	1,266
Plan assets	—	—	—

Funded status	(1,251)	(1,251)	(1,266)
Unrecognized net loss	164	146	128

Accrued pension cost included in other liabilities	$(1,087)	$(1,105)	$(1,138)

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

The accumulated benefit obligation for the supplemental retirement plan was $1,251 at December 31, 2005 and 2004.

	2005	2004	2003
Components of net periodic cost:
Interest cost	$84	$89	$91
Amortization of unrecognized net loss	21	1	39

Net periodic pension cost	$105	$90	$130

Certain assets of the Company, consisting of U.S. Government obligations, corporate bonds, equity instruments and life insurance policies, are in a Rabbi Trust. The Rabbi Trust is used to assist in the administration of the plan and is subject to the claims of creditors in the case of insolvency. The fair value of the assets in the Rabbi Trust amounted to $1,042 and $1,081 at December 31, 2005 and 2004, respectively. Such assets did not include any securities of the Company. See Note 3.

The supplemental retirement agreements under the plan provide that the officers do not have any right, title or interest in or to any specified assets of the Company, or any trust or escrow arrangement. In connection with the agreements, the Company established two trust agreements. The trustee of the trusts is another bank.

The discount rate and estimated pay increases used in determining the projected benefit obligation and net periodic pension cost were 6.25% and 0% for 2005, 6.75% and 0.0% for 2004 and 7.0% and 0.0% for 2003, respectively.

Estimated future benefit payments are as follows:

2006	$123
2007	123
2008	123
2009	123
2010	123
2011 – 2015	616

Defined contribution plan

The Bank has a 401(k) profit sharing plan whereby substantially all employees participate in the plan. In the plan, the Bank’s matching contribution is 4.5% of compensation. Total contributions under this Plan amounted to $210 for 2005, $167 for 2004 and $187 for 2003, respectively. Beginning on January 1, 2006 all eligible participants will also receive a Bank contribution equal to two percent of compensation.

Employee Stock Ownership Plan

The Company sponsors an Employee Stock Ownership Plan (ESOP). This plan is offered to employees who have attained age 21 and who have been employed by the Company and completed a minimum of 1,000 hours of employment. The plan entitles Company employees to common stock or cash upon retirement, disability, death or separation from service from the Company based on a vesting schedule. Benefits become 25% vested after two years of vesting service and increase to 100% vested after five years of vesting service.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

The Company makes annual contributions to the ESOP in amounts determined by the board of directors, subject to a limitation based on earnings and capital of the Company. Such contributions are first made to permit required payments of amounts due under any acquisition loans. Dividends received by the ESOP on shares of the Company owned by the ESOP are used to repay any acquisition loans or are credited to the accounts of allocated shares. The ESOP may borrow money to purchase shares of the Company. The shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. Any debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial position. There was no ESOP compensation expense in 2005, 2004 and 2003.

The ESOP shares were as follows as of December 31:

	2005	2004
Allocated shares	105,622	121,532

Total ESOP shares	105,622	121,532

Change in Control

One of the Company’s executive officers has a change in control agreement (agreement) with the Company. Under the agreement, if the executive officer’s employment is terminated within 24 months after a change in control as defined in the agreement, then the officer is entitled to a lump sum equal to the product of the average sum of annual base compensation (salary plus bonus) for the five years (or the term of employment, if less) preceding a change in control multiplied by three.

Five executive officers have change in control agreements which state that if the executive officer’s employment is terminated within 24 months after a change in control as defined in the agreement, then the officers are entitled to a lump sum equal to the product of the average sum of annual base compensation (salary plus bonus) paid to the executive officer for the five years (or the term of employment, if less) preceding a change in control multiplied by two.

NOTE 12—POSTRETIREMENT BENEFITS OTHER THAN PENSION

The Company provides postretirement medical and life insurance benefits for retired employees. During 1993 the Company adopted SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pension.” The Company elected to amortize the cumulative effect of the change in accounting for postretirement benefits of $860 which represents the accumulated postretirement benefit obligation (APBO) existing as of January 1, 1993. The APBO is being amortized on a straight-line basis over a twenty year period. The Company continues to fund medical and life insurance benefit costs on a pay-as-you-go basis. Participation in this plan was frozen in 1993 to include only individuals who met certain age and service requirements. The program was adjusted in 2003 to cap the reimbursement of the Medicare Part B rate at the 2003 level for medical reimbursement and discontinue the dental coverage subsidy for all participants.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

The following tables set forth information about the plan, using a measurement date of December 31, as of December 31 and the years then ended:

	2005	2004	2003
Change in accumulated postretirement benefit obligation:
Benefit obligation at beginning of year	$521	$559	$685
Plan amendment	0	(22)	(83)
Service cost	2	2	2
Interest cost	31	36	44
Actuarial gain	(27)	(2)	(32)
Benefits paid	(48)	(52)	(57)

Benefit obligation at end of year	479	521	559

Fair value of plan assets at end of year	—	—	—

Funded status	(479)	(521)	(559)
Unrecognized net actuarial gain	(98)	(76)	(76)
Unrecognized transition obligation	219	250	304

Accrued benefit cost included in other liabilities	$(358)	$(347)	$(331)

Components of net periodic cost:

	2005	2004	2003
Service cost	$2	$2	$2
Interest cost on benefit obligation	31	35	44
Amortization of transition obligation	31	31	43
Amortization of actuarial gain	(5)	(1)	—

Net periodic cost	$59	$67	$89

Assumptions:
Weighted-average assumptions used to determine benefit obligation at December 31:
Discount rate	6.25%	6.75%	7.00%
Weighted-average assumption used to determine net periodic cost for years ended December 31:
Discount rate	6.75%	7.00%	7.00%
Assumed health care cost trend rates at December 31:
Health care cost trend rate assumed for next year	N/A	N/A	7.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	N/A	N/A	5.50%
Year that the rate reaches the ultimate trend rate	N/A	N/A	2006

Assumed health care cost trend rates do not have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage- Point Increase	1-Percentage- Point Decrease
Effect on total of service and interest cost components	—	—
Effect on postretirement benefit obligation	—	—

The Company expects to contribute $53 to its postretirement benefits other than pension plan.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

Based on current data and assumptions, the following benefits are expected to be paid for each of the following five years and in the aggregate the five years thereafter:

(In thousands)
2007	51
2008	49
2009	47
2010	45
2011 – 2015	192

NOTE 13—COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under various lease agreements covering branch offices and ATM locations. The terms expire between May 31, 2006 and December 31, 2029. Options to renew for additional terms are included under the operating lease agreements. The total minimum rental due in future periods under these existing agreements is as follows as of December 31, 2005:

2006	$460
2007	467
2008	463
2009	472
2010	434
Years thereafter	7,696

Total minimum lease payments	$9,992

Certain leases contain provisions for escalation of minimum lease payments contingent upon increases in real estate taxes and percentage increases in the consumer price index. The total rental expense amounted to $510 for 2005, $345 for 2004 and $258 for 2003.

The Company entered into an agreement with a data processing services provider. Under the agreement, the Company is obligated to pay monthly minimum processing fees equal to $16 through February 2009 and the Company may cancel the agreement at any time, provided the Company pays a termination fee equal to forty percent (40%) of the Estimated Remaining Value as defined in the agreement.

NOTE 14—FINANCIAL INSTRUMENTS

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2005 and 2004, the maximum potential amount of the Company’s obligation was $930 and $770, respectively, for financial and standby letters of credit. The Company’s outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Company may seek recourse through the customer’s underlying line of credit. If the customer’s line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit.

The estimated fair values of the Company’s financial instruments are as follows as of December 31:

	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$13,440	$13,440	$10,646	$10,646
Trading securities	496	496	601	601
Available-for-sale securities	47,729	47,729	44,116	44,116
Held-to-maturity securities	65,514	63,895	70,713	70,642
Federal Home Loan Bank stock	1,872	1,872	1,872	1,872
Federal Reserve Bank stock	188	188	143	143
Loans, net	267,256	265,909	234,630	234,815
Mortgages held-for-sale	—	—	447	454
Accrued interest receivable	1,639	1,639	1,356	1,356

Financial liabilities:
Deposits	345,812	345,809	337,135	337,455
Federal Home Loan Bank advances	22,900	22,900	—	—
Securities sold under agreements to repurchase	11,390	11,390	10,496	10,496

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions, except for trading securities which are included in other assets on the consolidated balance sheets. Accounting policies related to financial instruments are described in Note 2.

	2005	2004
Commitments to originate loans	$2,787	$6,901
Standby letters of credit	930	770
Unadvanced portions of loans:
Consumer	2,486	2,654
Home equity	24,760	20,555
Commercial lines of credit	24,447	25,191
Commercial construction	11,991	2,754
Residential construction	123	516

	$67,524	$59,341

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

NOTE 15—SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company’s business activity is with customers located within the state. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Company’s loan portfolio is comprised of loans collateralized by real estate located in the state of Massachusetts.

NOTE 16—REGULATORY MATTERS

The Bank, as a National Bank is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year’s earnings (as defined) plus the retained earnings (as defined) from the prior two years. As of December 31, 2005 the Bank could declare dividends up to $2,604, without the approval of the Comptroller of the Currency.

The Company and its subsidiary the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

The Company’s and the Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:
Total Capital (to Risk Weighted Assets):
Consolidated	$31,818	11.19%	$22,754	>8.0%	N/A
Beverly National Bank	29,528	10.47	22,568	>8.0	$28,210	>10.0%

Tier 1 Capital (to Risk Weighted Assets):
Consolidated	29,304	10.31	11,377	>4.0	N/A
Beverly National Bank	27,014	9.58	11,284	>4.0	16,926	>6.0

Tier 1 Capital (to Average Assets):
Consolidated	29,304	6.84	17,154	>4.0	N/A
Beverly National Bank	27,014	6.75	16,005	>4.0	20,006	>5.0

As of December 31, 2004:
Total Capital (to Risk Weighted Assets):
Consolidated	$30,435	12.24%	$19,897	>8.0%	N/A
Beverly National Bank	28,343	11.48	19,751	>8.0	$24,689	>10.0%

Tier 1 Capital (to Risk Weighted Assets):
Consolidated	28,197	11.34	9,948	>4.0	N/A
Beverly National Bank	26,162	10.60	9,875	>4.0	14,813	>6.0

Tier 1 Capital (to Average Assets):
Consolidated	28,197	7.31	15,432	>4.0	N/A
Beverly National Bank	26,162	6.82	15,340	>4.0	19,174	>5.0

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

NOTE 17—EARNINGS PER SHARE (EPS)

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income are as follows:

	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Year ended December 31, 2005
Basic EPS
Net income and income available to common stockholders	$2,393	1,873,280	$1.28
Effect of dilutive securities, options	—	59,550

Diluted EPS
Income available to common stockholders and assumed conversions	$2,393	1,932,830	$1.24

Year ended December 31, 2004
Basic EPS
Net income and income available to common stockholders	$2,500	1,846,249	$1.35
Effect of dilutive securities, options	—	80,139

Diluted EPS
Income available to common stockholders and assumed conversions	$2,500	1,926,388	$1.30

Year ended December 31, 2003
Basic EPS
Net income and income available to common stockholders	$2,177	1,813,206	$1.20
Effect of dilutive securities, options	—	90,148

Diluted EPS
Income available to common stockholders and assumed conversions	$2,177	1,903,354	$1.14

NOTE 18—RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year’s statement presentation.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

NOTE 19—PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following financial statements presented are for the Beverly National Corporation (Parent Company Only) and should be read in conjunction with the consolidated financial statements.

BEVERLY NATIONAL CORPORATION

(Parent Company Only)

BALANCE SHEETS

December 31, 2005 and 2004

(Dollars in thousands, except per share data)

	2005	2004
ASSETS
Cash	$54	$11
Investment in Beverly National Bank	26,319	25,977
Investment in available-for-sale securities (at fair value)	1,052	698
Premises and equipment	1,535	1,621
Accounts receivable from subsidiaries	65	19
Interest receivable	6	1

Total assets	$29,031	$28,327

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accrued and deferred taxes	$270	$283
Accrued audit expense	31	29
Other liabilities	9	3

Total liabilities	310	315

Stockholders’ equity:
Preferred stock, $1.00 par value per share; 300,000 shares authorized; issued and outstanding none
Common stock, par value $2.50 per share; authorized 2,500,000 shares; issued 1,993,200 shares as of December 31, 2005 and 1,972,357 shares as of December 31, 2004; outstanding, 1,882,795 shares as of December 31, 2005 and 1,861,332 shares as of December 31, 2004	4,983	4,931
Paid-in capital	6,848	6,618
Retained earnings	18,992	18,097
Treasury stock, at cost (110,405 shares as of December 31, 2005 and 111,025 shares as of December 31, 2004)	(1,495)	(1,504)
Accumulated other comprehensive loss	(607)	(130)

Total stockholders’ equity	28,721	28,012

Total liabilities and stockholders’ equity	$29,031	$28,327

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

BEVERLY NATIONAL CORPORATION

(Parent Company Only)

STATEMENTS OF INCOME

Years Ended December 31, 2005, 2004 and 2003

(In thousands)

	2005	2004	2003
Interest and dividend income:
Interest on taxable investment securities	$15	$7	$11
Dividends on marketable equity securities	10	9	8
Interest on loans and receivables from subsidiaries	—	35	48
Dividends from Beverly National Bank	1,495	1,474	1,444

Total interest and dividend income	1,520	1,525	1,511

Other income:
Rental income	248	36	36

Total other income	248	36	36

Expenses:
Occupancy expense	146	17	17
Professional fees	73	66	95
Other expense	40	39	45

Total expenses	259	122	157

Income before income tax benefit and equity in undistributed net income of subsidiaries	1,509	1,439	1,390
Income tax benefit	(27)	(46)	(55)

Income before equity in undistributed net income of subsidiaries	1,536	1,485	1,445

Equity in undistributed net income of subsidiaries:
Beverly National Bank	857	815	703
Cabot Street Realty Trust	—	200	29

Total equity in undistributed net income of subsidiaries	857	1,015	732

Net income	$2,393	$2,500	$2,177

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2005, 2004 and 2003

BEVERLY NATIONAL CORPORATION

(Parent Company Only)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005, 2004 and 2003

(In thousands)

	2005	2004	2003
Cash flows from operating activities:
Net income	$2,393	$2,500	$2,177
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed net income of subsidiaries	(857)	(1,015)	(732)
Increase (decrease) in accrued expenses and other liabilities	8	11	(9)
Depreciation expense	91	17	17
Decrease (increase) in dividend receivable	—	1	(1)
Change in accounts receivable from subsidiaries	(46)	8	—
Stock award	13	13	11
Change in accrued and deferred taxes	26	573	398
(Increase) decrease in interest receivable	(5)	(1)	1

Net cash provided by operating activities	1,623	2,107	1,862

Cash flows from investing activities:
Purchases of available-for-sale securities	(290)	(1,005)	(1,027)
Proceeds from sales of available-for-sale securities	—	1,059	1,617
Additional investment in subsidiary	—	(1,545)	(1,500)
Loan originations and principal collections, net	—	624	107
Capital expenditures	(5)	—	—

Net cash used in investing activities	(295)	(867)	(803)

Cash flows from financing activities:
Proceeds from exercise of stock options	213	247	393
Dividends paid	(1,498)	(1,477)	(1,451)

Net cash used in financing activities	(1,285)	(1,230)	(1,058)

Net increase in cash and cash equivalents	43	10	1
Cash and cash equivalents at beginning of year	11	1	—

Cash and cash equivalents at end of year	$54	$11	$1

Supplemental disclosure:
Income taxes paid (received)	$(53)	$(619)	$(453)

The Parent Company Only Statements of Changes in Stockholders’ Equity are identical to the Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2005, 2004 and 2003, and therefore are not reprinted here.

700,000 SHARES

BEVERLY NATIONAL CORPORATION

COMMON STOCK

PROSPECTUS

July 12, 2006